As filed with the Securities and Exchange Commission on November 8, 2013
Registration No. 333-191314
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

  AMENDMENT NO. 1 TO
FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

 BLUEPHOENIX SOLUTIONS LTD.
(Exact name of Registrant as Specified in Its Charter)

Israel	7371	Not Applicable
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. employer
incorporation or organization)	Classification Code Number)	Identification no.)

 601 Union Street, Suite 4616
Seattle, Washington 98101
(206) 395-4152
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Rick Rinaldo
BluePhoenix Solutions USA Inc.
 601 Union Street, Suite 4616
Seattle, Washington 98101
(206) 395-4152
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Marc Recht Stephane Levy Cooley LLP 500 Boylston Street, 14th Floor Boston, MA 02116 (617) 937-2300	Yair Geva Yael Bar-Shai Herzog, Fox & Neeman Asia House 4 Weizman Street Tel Aviv 64239, Israel 972-3-692-2020

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

	Amount to be Registered (1)	Aggregate Offering Price	Amount of Registration Fee(2)
Title of Each Class of Securities to be Registered
Ordinary shares, par value NIS 0.04 per share	2,142,459	$2,500,000	$322
Total	2,142,459	$2,500,000	$322

1)    Includes an estimated additional 1,517,459 shares, pursuant to Rule 416 of the Securities Act that may be issued to prevent dilution as described in the prospectus included within this Registration Statement under the section captioned “Plan of Distribution.”

2)    Calculated pursuant to Rule 457(a) under the Securities Act. The registrant previously paid $818.40 in connection with the initial filing of this registration statement.

625,000 Ordinary Shares

BluePhoenix Solutions Ltd.

Ordinary Shares

We are offering 625,000 of our ordinary shares.  Our ordinary shares are listed on the NASDAQ Global Market under the symbol “BPHX.”  On November 4, 2013, the closing sale price of our ordinary shares on the NASDAQ Global Market was $4.28 per share.

Investing in our ordinary shares involves a high degree of risk. See “Risk Factors” beginning on page 4 of this prospectus.

	Per Share	Total
Public offering price	$4.00	$2,500,000
Proceeds to BluePhoenix Solutions, before expenses	$4.00	$2,500,000

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

We expect to deliver the ordinary shares on or about November 14, 2013.

We have also agreed to issue up to an additional 1,517,459 of our ordinary shares pursuant to the anti-dilution rights of our investor as described in the “Plan of Distribution” section of this prospectus.

The date of this Prospectus is November 8, 2013

We urge you to read carefully this prospectus and any related free writing prospectus, together with the information incorporated herein by reference as described under the heading “Where You Can Find Additional Information” and “Incorporation of Certain Information by Reference,” before buying any of the securities being offered. We have not authorized anyone to provide information or represent anything other than that contained in, or incorporated by reference in, this prospectus.  If you receive any other information, you should not rely on it.  You should rely only on the information included or incorporated by reference in this prospectus or any free writing prospectus prepared by us.  We are not making an offer in any state or jurisdiction or under any circumstances where the offer is not permitted.  You should assume that the information in this prospectus or free writing prospectus prepared by us is accurate only as of the date on their cover pages and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference.

We have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required other than the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of our ordinary shares and the distribution of this prospectus outside of the United States.

Unless the context otherwise requires, all references in this prospectus to “we,” “our,” “our company,” “us” and the “Company” refer to BluePhoenix Solutions Ltd. and its subsidiaries. References to “BluePhoenix” refer to BluePhoenix Solutions Ltd.

All references in this prospectus to “dollars” or “$” are to United States dollars.

All references in this prospectus to “shekels” or “NIS” are to New Israeli Shekels.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus that we consider important. This summary does not contain all of the information you should consider before investing in our ordinary shares. You should read the following summary together with the more detailed information regarding us and the securities being sold in this offering, including the risks discussed under the heading “Risk Factors,” contained in this prospectus. You should also read carefully the consolidated financial statements and notes thereto and the other information about us that is incorporated by reference into this prospectus, including our annual report on Form 20-F for the fiscal year ended December 31, 2012 filed with the Securities and Exchange Commission on April 30, 2013, referred to as “our Form 20-F for 2012,” and our Form 6-K regarding our financial results for the period ended June 30, 2013 and recent material transactions, all incorporated by reference into this prospectus.

Our Company

BluePhoenix solves enterprise problems specific to legacy technology and mainframe modernization.  Our technology helps customers reduce cost around existing mainframe applications, integrate legacy data with modern platforms and reduce risk around migrating to new target states.

Our solution portfolio includes software and professional services that address information technology (“IT”) challenges that organizations and companies face today, including:

·	lack of agility and responsiveness to changing business needs;

·	difficulty in recruiting and retaining mainframe professionals;

·	growing cost of infrastructure software licenses, maintenance and operations;

·	difficulties in complying with new regulations; and

·	use of old technologies which prevent access to modern technology and inhibit the ability to meet business expectations.

Our solutions enable companies to:

·	better understand and manage their IT systems and resources;

·	effectively plan and carry out strategic projects that provide real business value;

·	transform to modern technology, which we believe enables enterprises to recruit professional resources easily;

·	significantly decrease maintenance, human resource, and technology costs;

·	easily integrate packaged applications and build customized applications;

·	substantially transform applications and databases in order to address regulatory and business changes;

·	directly gain access to cutting edge technology and new business channels; and

·	leverage off mainframe computing in either a public or private cloud.

We provide our modernization solutions directly to our customers or through our strategic partners, such as IBM, CSC, Oracle, Microsoft, HP, NCS, T-Systems, Cognizant, Capgemini and Dell. Additionally, from time to time, other IT services companies license our technologies for use in modernization projects in various markets. Our partners include system integrators, as well as other software vendors who assist us in increasing our penetration and exposure in the market. We provide solutions to our partners’ customers in collaboration with the system integrator’s team. In most cases, the partners provide related services to the customers. Our arrangements with our partners vary. We may enter into distribution agreements under which we grant license rights to our partners or to the partners’ customers or provide related services, or a combination of both. Alternatively, we may enter into subcontractor relationships with our strategic partners.

Recent Developments

Transition from “Foreign Private Issuer” status to “Domestic Issuer” status. As of January 1, 2014, we will lose our “foreign private issuer” status, and accordingly, we will be required to comply with the disclosure and reporting requirements of domestic U.S. filers. As a result, the benefits currently available to us as a “foreign private issuer” will no longer be available to us. We anticipate that the transition to the status of a “domestic issuer” would result in additional costs and expenses to us. For additional information see “Risk Factors — Risks Related to Our Trading Securities.”

  Comerica Loan.  As of October 2, 2013, we have entered into a loan agreement with Comerica Bank with the following basic terms:

●	non-formula revolving line in the amount up to $500,000 backed by a guarantee;
●	borrowing base (accounts receivable based) loan in the amount up to $500,000;
●	both the non-formula revolving line and borrowing base loan are at market based interest rates based on Prime + a margin;
●	one year commitment; and
●	no financial covenants.

We paid off our prior credit facility with Leumi bank on October 28, 2013.

2009 Warrants. On August 31, 2013, one of the institutional investors holding warrants issued in 2009 exercised such warrants for 25,585 ordinary shares at an exercise price of $1.5634 per ordinary share.

Liolios Warrants. On August 31, 2013, a portion of the warrants issued to Liolios Group, Inc., exercisable for 1,500 ordinary shares, expired.  On September 30, 2013, the remaining warrants issued to Liolios Group, Inc. exercisable for an additional 1,500 ordinary shares expired.

Other Material Changes

We have also undergone other changes since the filing of our most recent Annual Report on Form 20-F, which are described in our Reports of Foreign Private Issuer on Form 6-K that are incorporated by reference herein (as described under “Where You Can Find More Information” and “Incorporation of Certain Information by Reference” below).

Risk Factors

Our business is subject to a number of risks that you should understand before deciding to invest in our ordinary shares, including those discussed under the heading “Risk Factors” below.

Corporate Information

The legal and commercial name of our company is BluePhoenix Solutions Ltd.  We were incorporated in Israel in 1987. Our registered office is located at 8 Maskit Street, Herzliya 46733, Israel and our telephone number is 972-9-952-6110. Our headquarters are located at 601 Union Street, Suite 4616, Seattle, Washington, 98101 and our telephone number is (206) 395-4152.  Our website address is www.bphx.com.  The information on our website is not incorporated by reference in this prospectus and should not be considered to be a part of this prospectus.

The Offering

Ordinary shares offered by us	625,000 ordinary shares plus up to 1,517,459 additional ordinary shares that may be issuable to prevent dilution as described in the purchase agreement for such shares.

Ordinary shares to be outstanding immediately after this offering	11,391,126 ordinary shares

Offering price	$4.00 per ordinary share

Use of proceeds
We are conducting the offering for general capital raising purposes, and we intend to use the net proceeds received from the sale of the ordinary shares we offer by this prospectus for general corporate purposes.

Risk factors	See “Risk Factors” beginning on page 4 for a discussion of factors you should consider carefully when making an investment decision.

The NASDAQ Global Market symbol	BPHX

The number of ordinary shares to be outstanding immediately after this offering as shown above assumes the sale of the number of ordinary shares is as shown on the cover page of this prospectus and is based on 10,766,126 ordinary shares outstanding as of September 30, 2013, but does not include the following:

●	444,839 ordinary shares issuable upon exercise of share options outstanding as of September 30, 2013 under our share option plan, at a weighted average exercise price of $4.30 per share;

●	237,222 ordinary shares available for future grant or issuance as of September 30, 2013 pursuant to our RSU plan;

●	69,404 ordinary shares held as treasury stock; and

●	102,343 ordinary shares issuable upon the exercise of warrants outstanding as of September 30, 2013, at an exercise price of $1.5634 per share.

Except as otherwise noted, all information contained in this prospectus assumes no issuance of the up to additional 1,517,459 of our ordinary shares that may be issued pursuant to the anti-dilution rights of our investor as described in the “Plan of Distribution” section of this prospectus.

For additional information regarding our Selected Financial Data, see the discussion under “Item 3.E. Key Information — Selected Financial Data” of our Form 20-F for 2012.

RISK FACTORS

You should carefully consider the risks described below and in the other sections of, and the documents we have incorporated by reference into, this prospectus, when deciding whether to purchase our ordinary shares. The risks and uncertainties described below and in the documents we have incorporated by reference into this prospectus are not the only ones we face. Additional risks and uncertainties that we are not aware of or that we currently believe are immaterial may also adversely affect our business, financial condition, results of operations, and our liquidity. Our business, financial condition, or results of operations could be materially adversely affected by any of these risks. The trading price of our ordinary shares could decline due to any of these risks, and you may lose all or part of your investment.

Risks Related to Our Business

In the past few years, we have experienced significant losses and negative cash flows from operations. If these trends continue, and we are not able to obtain adequate financing, our business, financial condition and results of operations would be materially adversely affected.

We have incurred significant losses and negative cash flows from operations in the recent past. We have had net losses of $38.2 million, $32.4 million and $11.4 million, in each of the years 2010, 2011, and 2012, respectively, and a net loss of $1.4 million in the six months ended June 30, 2013. Our negative cash flows from operations have gone from $7.6 million in 2010 to $8.4 million in 2011 to $4.3 million in 2012 and $1.3 million in the six months ended June 30, 2013. As of June 30, 2013, we had cash and cash equivalents of $1.9 million compared to cash and cash equivalents of $2.6 million as of December 31, 2012 and $2.2 million as of June 30, 2012. These results have had a negative impact on our financial condition. There can be no assurance that our business will become profitable in the future, that additional losses and negative cash flows from operations will not be incurred, that we will be able to improve our liquidity or that we will be able to find alternative financing if necessary. If these trends continue, we would encounter difficulties in funding our operations, which would have a material adverse effect on our business, financial condition and results of operations.

We have a credit facility with one bank. There is no assurance that this credit facility will be available in the future or that we will be able to obtain financing from other entities.

In the past, we had several credit facilities with multiple banks. Following the repayment of substantially all of our loans to these institutions, we currently maintain only one credit facility. If we continue incurring significant losses and negative cash flows, as we have in the recent past, we may be required to raise funds or obtain alternative financing in order to finance our operations. We cannot assure you that such financing would be available, either from our shareholders or financing institutions. Banks usually require as a condition to providing financing, compliance with covenants regarding our maintenance of certain financial ratios. In addition, those covenants may include restrictions on the operation of our business, including, among other things, our ability to pledge our assets, dispose of assets, issue certain securities, make loans or give guarantees, make certain acquisitions, and engage in mergers or consolidations. As of June 30, 2013, we were in breach of a covenant under our credit facility. On October 28, 2013, we paid the entire outstanding balance.

Our ability to obtain financing, when required, depends in part on the future performance of our business and the condition of the capital markets. We cannot assure you that we will be able to maintain our outstanding credit facility or negotiate new credit facilities on favorable terms to us.

If we do not reach agreements with financing institutions, when required, we would encounter difficulties in funding our operations. In addition, we cannot assure you that we would be able to raise cash or obtain financing from other third parties, including our shareholders. Moreover, even if we succeed in negotiating financing arrangements with third parties, we cannot assure you that the terms of such arrangements would be favorable to us or advantageous to our existing shareholders.

Raising money to finance our operations involves, from time to time, issuance of equity securities which may dilute your holdings in our company.

In order to finance our operations, we may raise capital from time to time from our shareholders or other third parties. Our arrangements with any such parties may include the issuance of equity or debt securities or conversion options of loans and interest accrued thereon into equity securities. For example, in 2012, we entered into a series of transactions with our three major shareholders, which included conversion options of the loans extended to us by such shareholders, into ordinary shares. The issuance of equity securities to lenders, in such case, would dilute your holdings in our company.

Unfavorable changes in economic conditions and decreases in capital expenditures by our customers have had, and could continue to have, a material adverse effect on our business and results of operations.

Our revenue is dependent upon the strength of the worldwide economy. In particular, we depend upon our customers making continuing capital investments in information technology products, such as those marketed and sold by us. These spending levels are impacted by the worldwide level of demand for enterprise legacy IT modernization solutions and services. Demand is normally a function of prevailing global or regional economic conditions and is negatively affected by a general economic slow-down as consumers reduce discretionary spending on information technology upgrades.

Our results of operations were also affected by the declines in the financial services industry. In 2011, 2012, and the six months ended June 30, 2013, approximately 42%, 16% and 20% of our revenues, respectively, were derived from the financial services industry. We believe that the financial services industry continues to be adversely affected by difficult economic conditions.

Although there have been indications that the economy may be improving in many areas, this has not resulted in an increase in purchases by our customers. Our revenues decreased significantly from $42.0 million in 2010 to $21.5 million in 2011 and to $10.6 million in 2012. During the six months ended June 30, 2013 our revenues were $4.6 million.

We have identified and continue to experience, from time to time, delays in purchase order placement by our customers and longer sales cycles. The negotiation process with our customers has developed into a lengthy and expensive process. Customers with excess IT resources have chosen and may continue to choose to develop in-house software solutions rather than obtain those solutions from us. Moreover, competitors may respond to challenging market conditions by lowering prices and attempting to lure away our customers. In addition, we anticipate that our low liquidity and financial condition may negatively impact the willingness of customers to place purchase orders with us.

We cannot predict the timing, strength or duration of any economic slowdown or any subsequent recovery. If the conditions in the markets in which we operate remain the same or worsen from present levels, or if customers are dissuaded to contract us due to our financial condition, our business, financial condition and results of operations would be materially and adversely affected.

We had negative cash flows from operations in 2010, 2011, 2012 and the six months ended June 30, 2013 which may continue if we are not successful at increasing our revenues or reducing our expense level.

We had negative operating cash flows of $7.6 million in 2010, $8.4 million in 2011, $4.3 million in 2012 and $1.3 million in the six months ended June 30, 2013. Based on the continuing decline in revenues in 2010, 2011, 2012 and the first six months of 2013, we continue to assess our infrastructure costs and reduce workforce and labor costs as they constitute a substantial portion of our costs of revenues, selling and administrative expenses and research and development expenses.

In the second quarter of 2012, we completed the sale of our knowledge management business and we sold our 51% shareholdings in Liacom Systems Ltd. In February 2013, we sold the business of BridgeQuest. These dispositions, together with the cost saving plan initiated in 2010 and ongoing through the second quarter of 2013, were intended to set our expenses at a level commensurate with expected revenue levels. There can be no assurance, however, that such plans will result in reduced expense levels commensurate with our reduced level of revenues. As a result, our business, financial condition and results of operations could be materially and adversely affected.

The loss of customers, generally, and in particular the loss of a significant customer or several customers that, together, account for a significant portion of our revenues, could cause a reduction in our revenues and profitability, which in turn could materially adversely affect our business, financial condition and results of operations.

We do not know if, or for how much longer, our customers will continue to purchase the products and services that we offer. A small number of customers has accounted for a substantial portion of our current and historical net revenues. In 2012, NCS PTE Ltd. and CenterPoint Energy Service Company LLC accounted for 14.3% and 11.7% of our revenues, respectively.

The loss of any major customer or a decrease or delay in orders or anticipated spending by such customer could materially reduce our revenues and profitability. The loss of several customers at once may impact our revenues and profitability significantly, even if each of those customers, separately, has not accounted for a significant amount of our revenues. The loss of customers may cause a significant decrease in revenues and profitability which may adversely affect our business, results of operations and financial condition.   Our customers could also engage in business combinations, which could increase their size, reduce their demand for our products and solutions as they recognize synergies or rationalize assets and increase or decrease the portion of our total sales concentration to any single customer.

A substantial portion of our revenues is derived from one of our majority-owned subsidiaries. Therefore, a significant decrease in revenues of such subsidiary or any other material adverse events affecting such subsidiary, could materially adversely affect our business, financial condition and results of operations.

One of our majority-owned subsidiaries contributed a material portion of our revenues in 2012. We do not wholly own this subsidiary, although we control it. The minority shareholder also serves as the chief executive officer of the subsidiary and holds a valuable knowledge relating to this subsidiary’s technology. A material disagreement between us and the minority shareholder could adversely affect the operations of this subsidiary, which in turn may lead to a decrease in revenues of the subsidiary. A significant decrease in revenues of such subsidiary or any other material adverse events affecting such subsidiary, could materially adversely affect our business, financial condition and results of operations.

If we fail to estimate accurately the costs of fixed-price contracts, we may incur losses.

We derive a substantial portion of our revenues from engagements on a fixed-price basis. We price these commitments based upon estimates of future costs. We bear the risk of faulty estimates and cost overruns in connection with these commitments. Our failure to accurately estimate the resources required for a fixed-price project, to accurately anticipate potential wage increases, or to complete our contractual obligations in a manner consistent with the project plan could materially adversely affect our business, operating results, and financial condition.

If we are unable to effectively control our costs while maintaining our customer relationships, our business, results of operations and financial condition could be adversely affected.

It is critical for us to appropriately align our cost structure with prevailing market conditions to minimize the effect of economic downturns on our operations and, in particular, to continue to maintain our customer relationships while protecting profitability and cash flow. However, we are limited in our ability to reduce expenses due to the ongoing need to maintain our worldwide customer service and support operations and to invest in research and development. In circumstances of reduced overall demand for our products, or if orders received differ from our expectations with respect to the product, volume, price or other items, our fixed cost structure could have a material adverse effect on our business and results of operations. If we are unable to align our cost structure in response to economic downturns on a timely basis, or if such implementation has an adverse impact on our business or prospects, then our financial condition, results of operations and cash flows may be negatively affected.

Based on the continuing decline in revenues in 2010, 2011, 2012 and the first six months of 2013, we continue to assess our infrastructure costs and reduce workforce and labor costs as they constitute a substantial portion of our costs of revenues, selling and administrative expenses and research and development expenses.

Conversely, adjusting our cost structure to fit economic downturn conditions may have a negative effect on us during an economic upturn or periods of increasing demand for our IT solutions. If we have to aggressively reduce our costs, we may not have sufficient resources to capture new IT projects, timely comply with project delivery schedules and meet customer demand. If we are unable to effectively manage our resources and capacity to capitalize on periods of economic upturn, there could be a material adverse effect on our business, financial condition, results of operations and cash flows.

If we are unable to accurately predict and respond to market developments or demands, our business would be adversely affected.

The IT modernization business is characterized by rapidly evolving technology and methodologies. This makes it difficult to predict demand and market acceptance for our technology and services. In order to succeed, we need to adapt the solutions we offer in order to keep up with technological developments and changes in customer needs. We cannot guarantee that we will succeed in enhancing our technology and services, or developing or acquiring new technology that adequately addresses changing customer requirements. We also cannot assure you that the technology and services we offer will be accepted by customers. If our technology and services are not accepted by customers, our future revenues and profitability will be adversely affected. Changes in technologies, industry standards, the regulatory environment and customer requirements, and new product introductions by existing or future competitors, could render our existing solutions obsolete and unmarketable, or require us to enhance our current technology or develop new technology. This may require us to expend significant amounts of money, time, and other resources to meet the demand. This could strain our personnel and financial resources. Furthermore, modernization projects deal with customer mission critical applications, and therefore encapsulate risk for the customer. Therefore, customers are more cautious in entering into transactions with us, and accordingly, the process for approval and signing of deals may be a lengthy and expensive. We make efforts to mitigate such risks associated with legacy modernization projects but from time to time we encounter delays in the negotiation process.

We may experience significant fluctuations in our annual and quarterly results, which makes it difficult to make reliable period-to-period comparisons and may contribute to volatility in the market price of our ordinary shares.

Our quarterly and annual results of operations have fluctuated significantly in the past, and we expect them to continue to fluctuate significantly in the future. These fluctuations can occur as a result of any of the following events:

●	global economic trends;

●	global political trends, in particular, in the middle east and in countries in which we operate;

●	adverse economic conditions in various geographic areas where our customers and potential customers operate;

●	acquisitions and dispositions of companies and assets;

●	timing of completion of specified milestones and delays in implementation;

●	timing of product releases;

●	timing of contracts;

●	changes in selling and marketing expenses, as well as other operating expenses; and

●	currency fluctuations and financial expenses related to our financial instruments.

In 2012, our revenues decreased to $10.6 million compared to $21.5 million in 2011.  In the six months ended June 30, 2013, our revenues decreased by 6% compared to the six months ended June 30, 2012. The decrease in our revenues in recent years stems primarily from a decline in the number of our customers, mostly in our legacy modernization projects. In 2011 and 2012, the decline in the number of our customers resulted from the continuing effects of the worldwide economic downturn and uncertainty. As a result of market uncertainty, we identified delays in our customers’ placement of purchase orders and longer sales cycles.

As a result of the foregoing, we believe that period-to-period comparisons of our historical results of operations are not necessarily meaningful and that you should not rely on them as an indication for future performance. Also, it is possible that our quarterly and annual results of operations may be below the expectations of public market analysts and investors.

A delay in collecting our fees could result in cash flow shortages, which in turn may significantly impact our financial results.

Typical modernization projects which deploy our solutions are long-term projects. Therefore, payment for these projects or a substantial portion of our fees may be delayed until the successful completion of specified milestones. In addition, the payment of our fees is dependent upon customer acceptance of the completed work and our ability to collect the fees. In light of the global economy downturn, collecting our fees from customers has become increasingly difficult. Although the timing of receipt of our fees varies, we incur the majority of our expenses on a current basis. As a result, a delay in the collection of our fees could result in cash flow shortages.

If we are unable to invest in new products and markets or to manage the effects of changes in our offering portfolio, our results will be materially adversely affected.

Due to a decline in our revenues, we have had to reduce our research and development expenditures. In 2012, our research and development costs decreased to $691,000 from $3.1 million in 2011 and $5.2 million in 2010. In the six months ended June 30, 2013, we spent $696,000 for research and development costs. The decrease in research and development spending over the past few years, results primarily from a decrease in head count in research and development, as well as the shifting of employees who were engaged in research and development activities to delivery.

These reductions, and any future reductions we may be required to make in research and development, may result in our being unable to maintain or increase our market share. Such a failure to maintain market share could result in a further decline in our revenues and operating results. Moreover, if we seek to increase our research and development expenses without a corresponding increase in revenues, it could have a material adverse effect on our operating results. We may not be able to successfully complete the development and market introduction of new products or product enhancements, in which case our revenues will decline and we may lose market share to our competitors.

Our failure to invest in new products and markets or to manage the effects of changes in our offering portfolio could result in our loss of market share, and our business, financial condition and results of operations could be materially and adversely affected as a result.

Our results have been materially adversely affected by the impairment of the value of certain intangible assets, and we may experience impairment charges in the future.

The assets listed in our consolidated balance sheet as of June 30, 2013, include, among other things, goodwill valued at approximately $12.5 million and intangible assets related to customers’ relations valued at approximately $162,000. The applicable accounting standards require that:

●	goodwill is not amortized, but rather is subject to an annual impairment test, as well as periodic impairment tests if impairment indicators are present; and

●
intangible assets that are not considered to have an indefinite useful life are amortized using the straight-line basis over their estimated useful lives. The carrying amount of these assets is reviewed whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of these assets is measured by comparison of the carrying amount of the asset to the future undiscounted cash flows the asset is expected to generate. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value (usually discounted cash flow) of the impaired asset.

In 2011, we performed impairment tests and sold certain assets resulting in a decrease of our goodwill of $22.7 million, of which $9.6 million were identified as impairment loss related to goodwill of our overall assets and $13.1 million were the result of the sale of AppBuilder. These losses were charged to operations. The impairment of our overall assets was due, in part, to a reduction in future expected cash flows from these assets and reduction in our market capitalization. In 2012, following an impairment test we performed, no goodwill impairment was identified.

If we continue to experience reduced cash flows and our market capitalization falls below the value of our equity, or actual results of operations differ materially from our modeling estimates and related assumptions, we may be required to record additional impairment charges for our goodwill. If our goodwill or intangible assets were deemed to be impaired in whole or in part due to our failure to achieve our goals, or if we fail to accurately predict the useful life of the intangible assets, we could be required to reduce or write off such assets. Such write-offs could have a material adverse effect on our business and operating results.

If we are unable to attract, train, and retain qualified personnel, we may not be able to achieve our objectives and our business could be harmed.

In order to achieve our objectives, we hire from time to time software, administrative, operational, sales, and technical support personnel. The process of attracting, training, and successfully integrating qualified personnel can be lengthy and expensive. We may not be able to compete effectively for the personnel we need. Such a failure could have a material adverse effect on our business and operating results.

As part of our expansion strategy, we developed offshore development centers in Romania and Russia. We hired professional consultants for these development centers, leveraging the lower employer costs that existed in these countries. In recent years, professional work in these countries became more expensive and professional fees may continue to increase in the future. As a result, in February 2013, we closed our offshore center in Russia. The establishment of additional offshore facilities, if that occurs, may result in significant capital expenses, which may affect our cash position. We cannot assure you that our offshore facilities will continue to be cost effective. Our future success depends on our ability to absorb and retain senior employees and to attract, motivate, and retain highly qualified professional employees worldwide at competitive prices.

If our technology or solutions do not function efficiently, we may incur additional expenses.

In the course of providing our modernization solutions, the project team conducts testing to detect the existence of failures, errors, and bugs. If our modernization solutions fail to function efficiently or if errors or bugs are detected in our technology, we may incur significant expenditures in an attempt to remedy the problem. The consequences of failures, errors, and bugs could have a material adverse effect on our business, operating results, and financial condition.

If we fail to satisfy our customers’ expectations regarding our solutions, or if we fail to timely deliver our solutions to our customers, we may be required to pay penalties, our contracts may be cancelled and we may be the subject of damages claims.

In the event that we fail to satisfy our customers’ expectations from the results of the implementation of our solutions, or if we fail to timely deliver our solutions to our customers, these customers may suffer damages. When and if this occurs, we may be required under the customer agreement to pay penalties to our customers or pay their expenses (as has occurred in the past) and our customers may have the ability to cancel our contracts. Payments of penalties or a cancellation of a contract could cause us to suffer damages. In addition, we might not be paid for costs that we incurred in performing services prior to the date of cancellation. In addition, from time to time we may be subject to claims as a result of not delivering our products on time or in a satisfactory manner. Such disputes or others may lead to material damages.

We are exposed to significant claims for damage caused to our customers’ information systems.

Some of the solutions we provide involve key aspects of our customers’ information systems. These systems are frequently critical to our customers’ operations. As a result, our customers have a greater sensitivity to failures in these systems than do customers of other software products generally. If a customer’s system fails during or following the provision of modernization solutions or services by us, or if we fail to provide customers with proper support for our modernization solutions, we are exposed to the risk of a claim for substantial damages against us, regardless of our responsibility for the failure. We cannot guarantee that the limitations of liability under our product and service contracts, if any, would be sufficient to protect us against legal claims. We cannot assure you that our insurance coverage will be sufficient to cover one or more large claims, or that the insurer will not disclaim coverage as to any future claim. If we lose one or more large claims against us that exceed available insurance coverage, it may have a material adverse effect on our business, operating results, and financial condition. In addition, the filing of legal claims against us in connection with contract liability may cause us negative publicity and damage to our reputation.

If third parties assert claims of intellectual property infringement against us, we may, regardless of actual merits or success of any claims, suffer substantial costs and diversion of management’s attention, which could harm our business.

Substantial litigation over intellectual property rights exists in the global software industry. Software products may be increasingly subject to third-party infringement claims as the functionality of products in different industry segments overlaps. Our success depends, in part, upon our ability not to infringe the intellectual property rights of others. We cannot predict whether third parties will assert claims of infringement against us. In addition, our employees and contractors have access to software licensed by us from third parties. A breach of the nondisclosure undertakings by any of our employees or contractors may lead to a claim of infringement against us.

Any claim, with or without merit, could be expensive and time-consuming to defend, and would probably divert our management’s attention and resources. In addition, such a claim, if submitted, may require us to enter into royalty or licensing agreements to obtain the right to use a necessary product or component. Such royalty or licensing agreements, if required, may not be available to us on acceptable terms, if at all.

A successful claim of product infringement against us and our failure or inability to license the infringed or similar technology could have a material adverse effect on our business, financial condition, and results of operations.

We may experience greater than expected competition that could have a negative effect on our business.

We operate in a highly competitive market. Competition in the modernization field is, to a large extent, based upon the functionality of the available solutions. Our competitors may be in a better position to devote significant funds and resources to the development, promotion and sales of their technology and services, thus enabling them to respond more quickly to emerging opportunities and changes in technology or customer requirements. Current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase such competitors’ ability to successfully market their technology and services. We also expect that competition will increase as a result of consolidation within the industry. As we develop new solutions, we may begin to compete with companies with which we have not previously competed. Our competitors include:

●	small vendors who provide specific solutions for a particular area of modernization, such as Ateras, Anubex, Migrationware, HTWC, Fresche Legacy, and MSS International;

●	large system integrators such as IBM, HP, Dell, Accenture and Capgemini, some of whom we also partner with;

●	independent software vendors such as Micro Focus and Metaware; and

●	Indian system integrators such as TCS, WIPRO, Infosys and Patni.

We may be unable to differentiate our solutions from those of our competitors, or successfully develop and introduce new solutions that are less costly than, or superior to, those of our competitors. This could have a material adverse effect on our ability to compete.

Many of our existing and potential competitors may have or acquire more extensive development, marketing, distribution, financial, technological and personnel resources than we do. This increased competition may result in our loss of market share and pricing pressure which may have a material adverse effect on our business, financial condition and results of operations. We cannot assure you that competition with both competitors within our industry and with the in-house IT departments of certain of our customers or prospective customers will not result in price reductions for our solutions, fewer customer orders, deferred payment terms, reduced revenues or loss of market share, any of which could materially adversely affect our business, financial condition, and results of operations.

We may be unable to adequately protect our proprietary rights, which may limit our ability to compete effectively.

Our success and ability to compete are substantially dependent upon our internally developed technology. Our intellectual property consists of proprietary or confidential information that is not subject to patent or similar protection. Our employees and contractors have direct access to our technology. In general, we have relied on a combination of technical leadership, trade secret, copyright and trademark law, and nondisclosure agreements to protect our proprietary know-how. Unauthorized third parties may attempt to copy or obtain and use the technology protected by those rights. Any infringement of our intellectual property could have a material adverse effect on our business, financial condition, and results of operations. Intellectual property laws only provide limited protection and policing unauthorized use of our products is difficult and costly, particularly in countries where the laws may not protect our proprietary rights as fully as in the United States.

Pursuant to agreements with certain of our customers, we have placed, and in the future may be required to place, in escrow, the source code of certain software. Under the escrow arrangements, the software may, in specified circumstances, be made available to our customers. From time to time, we also provide our software directly to customers. These factors may increase the likelihood of misappropriation or other misuse of our software.

If the Ministry of Production in Italy requires the immediate repayment of an outstanding loan received by a subsidiary, our business, financial condition and results of operations may be harmed.

During 2007, our subsidiary, BluePhoenix I-Ter S.p.A., or “I-Ter,” received an amount of $585,000 from the Ministry of Production in Italy under a plan called Easy4Plan. Approximately $371,000 of that amount is in the form of a 10-year loan payable in equal annual installments until September 2018. The loan bears an annual interest of 0.87% and is linked to the euro. As of June 30, 2013, the remaining loan balance was approximately $234,000. Our subsidiary’s operations have been reduced significantly, which may result in the Ministry of Production in Italy requiring the immediate repayment of the full outstanding loan amount. If this happens, our business, financial condition and results of operations may be harmed.

Risks Related to International Operations

Marketing our solutions in international markets may cause increased expenses and greater exposure to risks that we may not be able to successfully address.

We have international operations, which require significant management attention and financial resources. In order to expand worldwide sales, we hired a Vice President of Sales and Vice President of Marketing which focus on increasing sales and number of customers. Depending on market conditions, we may consider establishing additional marketing and sales operations, hire additional personnel, and recruit additional resellers internationally.

Risks inherent in our worldwide business activities generally include:

●	currency exchange fluctuations;

●	unexpected changes in regulatory requirements;

●	tariffs and other trade barriers;

●	costs of localizing products for foreign countries;

●	difficulties

●	in operations of management;

●	potentially adverse tax consequences, including restrictions on the repatriation of earnings; and

●	the burdens of complying with a wide variety of local legislation.

We cannot assure you that these factors will not have a material adverse effect on our future international sales and, consequently, on our business, operating results, and financial condition.

Inflation, devaluation, and fluctuation of various currencies may adversely affect our results of operations, liabilities, and assets.

Since we operate in several countries, we are impacted by inflation, deflation, devaluation and fluctuation of various currencies. We enter into transactions with customers and suppliers in local currencies, while the reporting currency of our consolidated financial statements and the functional currency of our business is the U.S. dollar. Fluctuations in foreign currency exchange rates in countries where we operate can adversely affect the reflection of these activities in our consolidated financial statements. In addition, fluctuations in the value of our non-dollar revenues, costs, and expenses measured in dollars could materially affect our results of operations, and our balance sheet reflects non-dollar denominated assets and liabilities, which can be adversely affected by fluctuations in the currency exchange rates.

Consequently, we are exposed to risks related to changes in currency exchange rates and fluctuations of exchange rates, any of which could result in a material adverse effect on our business, financial condition and results of operations.

Fluctuations in foreign currency values affect the prices of our products and services, which in turn may affect our business and results of operations.

Most of our worldwide sales are currently denominated in U.S. dollars, British pounds and euros while our reporting currency is the dollar. A decrease in the value of the dollar relative to these foreign currencies would make our products more expensive and increase our operating costs and, therefore, could adversely affect our results and harm our competitive position in the markets in which we compete.

We are subject to multiple taxing jurisdictions. If we fail to estimate accurately the amount of income tax due in any of these jurisdictions, our net income will be adversely affected.

We operate within multiple taxing jurisdictions and are subject to taxation by these jurisdictions at various tax rates. In addition, we may be subject to audits in these jurisdictions. These audits can involve complex issues, which may require an extended period of time to resolve. We cannot assure you that the final tax outcome of these issues will not be different from management estimates, which are reflected in our income tax provisions. Such differences could have a material effect on our income tax provision and net income in the period in which such outcome occurs.

Risks Related to Our Operations in Israel

Political, economic, and military conditions in Israel could negatively impact our business.

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries, as well as incidents of terror activities and other hostilities. Political, economic and security conditions in Israel could directly affect our operations. We could be adversely affected by hostilities involving Israel, including acts of terrorism or any other hostilities involving or threatening Israel, the interruption or curtailment of trade between Israel and its trading partners, a significant increase in inflation or a significant downturn in the economic or financial condition of Israel. Any on-going or future armed conflicts, terror activities, tension along the Israeli borders or political instability in the region could disrupt international trading activities in Israel and may materially and negatively affect our business and could harm our results of operations.

Political relations could limit our ability to sell or buy internationally.

We could be adversely affected by the interruption or reduction of trade between Israel and its trading partners. Some countries, companies and organizations continue to participate in a boycott of Israeli firms and others doing business with Israel or with Israeli companies. Also, over the past several years there have been calls in Europe and elsewhere to reduce trade with Israel. There can be no assurance that restrictive laws, policies or practices directed towards Israel or Israeli businesses will not have an adverse impact on our business.

Risks Related to Our Traded Securities and this Offering

If we fail to comply with the minimum bid price requirement or any other minimum requirement for continued listing on the NASDAQ Global Market, our shares may be delisted.

In the past, we received a letter from the NASDAQ Global Market notifying us that we failed to comply with the minimum bid price requirement for continued listing on the NASDAQ Global Market as set forth in Marketplace Rule 5450(a)(1). Following the receipt of such letter, on December 28, 2011, we executed a one-for-four reverse split of our ordinary shares, which resulted in an increase of the par value per ordinary share from NIS 0.01 to NIS 0.04, following which we regained compliance with NASDAQ’s minimum bid price requirement of $1.00 per share. The closing bid price of our ordinary shares on the NASDAQ Global Market, as of November 4, 2013, was $4.28.

In September 2012, we received an additional letter from NASDAQ Global Market advising us that according to the Form 6-K filed by us for the period ended June 30, 2012, our shareholder equity fell below the minimum $10 million requirement set forth in Marketplace Rule 5450(b)(1)(A) for continued listing on the NASDAQ Global Market. During the third quarter of 2012, we regained compliance with the shareholder equity minimum requirement. As of June 30, 2013 our shareholders equity was $14.2 million.

We cannot assure you that we will be able to continue to comply with The NASDAQ Global Market minimum requirements. If we fail to comply with those requirements within the required period, and we shall not be able to take sufficient steps to regain compliance, our shares may be delisted from The NASDAQ Global Market, which could reduce the liquidity of, and have an adverse effect on the price of, our ordinary shares.

The market price of our ordinary shares has been and may be extremely volatile and our investors may not be able to resell the shares at or above the price they paid, or at all.

During the past years, the closing price of our ordinary shares experienced significant price and volume fluctuations. The high and low closing prices of our ordinary shares traded on the NASDAQ Global Market during each of the last three years are summarized in the table below:

	High	Low

Nine Months ended September 30, 2013	$4.70	$3.46
2012	$4.29	$1.25
2011	$10.00	$2.01
2010	$11.76	$4.80

As of November 4, 2013, the market price of our ordinary shares was $4.28. We cannot assure you that the market price of our ordinary shares will return to previous levels. The market price of our ordinary shares may continue to fluctuate substantially due to a variety of factors, including:

●	impairments of our intangible assets;

●	our continued operating losses and negative cash flows;

●	our inability to secure funding;

●	any actual or anticipated fluctuations in our or our competitors’ quarterly revenues and operating results;

●	shortfalls in our operating results from levels forecast by securities analysts;

●	adverse consequences of litigation;

●	public announcements concerning us or our competitors;

●	the introduction or market acceptance of new products or service offerings by us or by our competitors;

●	changes in product pricing policies by us or our competitors;

●	changes in security analysts’ financial estimates;

●	changes in accounting principles;

●	sales of our shares by existing shareholders; and

●	the loss of any of our key personnel.

Future sales of our shares to be registered for resale in the public market could dilute the ownership interest of our existing shareholders and could cause the market price for our ordinary shares to fall.

As of September 30, 2013, we had 10,766,126 ordinary shares outstanding and 711,235 ordinary shares reserved for issuance under our employee equity compensation plans, including 657,912 shares reserved for issuance upon the exercise of outstanding employee options, warrants and unvested restricted stock units. As of such date, we also had the following commitments to issue our ordinary shares:

·	102,343 ordinary shares issuable upon exercise of warrants issued by us to institutional investors in connection with the private placement consummated in October 2009.

We registered for resale the shares underlying the warrants issued to the institutional investors in October 2009, pursuant to registration rights agreements entered into with such investors. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Contractual Commitments and Guarantees.”

The exercise of options by employees and office holders, vesting of restricted stock units granted to employees and office holders, exercise of warrants by investors and conversion of loans to equity would dilute the ownership interests of our existing shareholders. Any sales in the public market of our ordinary shares issuable upon exercise of options, warrants or conversion rights, could adversely affect the market price of our ordinary shares. If a large number of our ordinary shares is sold in a short period, the price of our ordinary shares would likely decrease.

Our U.S. investors could suffer adverse tax consequences if we are characterized as a passive foreign investment company.

Generally, a foreign corporation is a PFIC for U.S. federal income tax purposes if (i) 75% or more of its gross income in a taxable year is passive income, or (ii) the average percentage of its assets for the taxable year that produce, or are held for the production of, passive income is at least 50%. Passive income includes interest, dividends, royalties, rents and annuities. Passive assets include working capital, including cash raised in public offerings.  If we are or become a PFIC, our U.S. investors could suffer adverse tax consequences, including being taxed at ordinary income tax rates and being subject to an interest charge on gain from the sale or other disposition of our ordinary shares and on certain “excess distributions” with respect to our ordinary shares. Because we expect to hold following this offering a substantial amount of cash or cash equivalents, and because the calculation of the value of our assets may be based in part on the value of our ordinary shares, which may fluctuate after this offering and may fluctuate considerably given that market prices of technology companies historically often have been volatile, we may be a PFIC in 2013 or in a subsequent year.  For additional information regarding our PFIC status, see the discussion under “Taxation — United States Federal Income Tax Considerations — Tax Consequences — If We Are a Passive Foreign Investment Company.”

For the remainder of 2013, as a foreign private issuer whose shares are listed on the NASDAQ Global Market, we may follow certain home country corporate governance practices instead of certain listing requirements, which may not afford shareholders with the same protections that shareholders of domestic companies have.

As a foreign private issuer whose ordinary shares are listed on the NASDAQ Global Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Global Market. A foreign private issuer that elects to follow a home country practice instead of such requirements must submit to the NASDAQ Global Market in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the SEC or on its website each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement. We follow home country practice with regard to distribution of annual reports to shareholders, meetings of independent directors in which only independent directors participate, approval of share compensation plans and changes in such plans and approval of share issuance or potential issuance which results in a change of control of the company. Beginning on January 1, 2014, we will lose our “foreign private issuer” status and accordingly, we shall be required to comply with the disclosure and reporting requirements that apply to domestic U.S. issuers.

As of January 1, 2014 we will be required to report as a U.S. domestic issuer which could result in additional costs and expenses to us. In addition, the benefits available to us as a “foreign private issuer” will no longer be available.

Whereas more than 50% of our outstanding voting securities are owned by residents of the United States and a majority of our executive officers and directors are U.S. citizens or residents, we will be required, as of January 1, 2014, to modify our disclosure and reporting to comply with the requirements for domestic U.S. companies. As a result:

●	we will be required to commence reporting on forms required of U.S. companies, such as Forms 10-K, 10-Q and 8-K, rather than the forms currently available to us, such as Forms 20-F and 6-K;

●	the introduction or market acceptance of new products or service offerings by us or by our competitors;

●	we will be required to include substantially more information in proxy statements than presently provided; and

●	if we engage in capital raising activities, there is a higher likelihood that investors may require us to file resale registration statements with the SEC as a condition to any such financing.

We expect that complying with these additional requirements will increase our legal and audit fees which in turn, could have a material adverse effect on our business, financial condition and results of operations.

In addition, as a result of being considered a “domestic issuer” for reporting and disclosure requirements:

●
we will no longer be exempt from certain of the provisions of U.S. securities laws such as, Regulation FD, exemptions for filing beneficial ownership reports under Section 16(a) for officers, directors, and 10% shareholders (Forms 3, 4, and 5), and the Section 16(b) short swing profit rules; and

●	we will lose the ability to reply upon exemptions from NASDAQ corporate governance requirements that are available to foreign private issuers.

We have broad discretion in the use of the proceeds of this offering and may apply the proceeds in ways with which you do not agree.

Our net proceeds from this offering will be used, as determined by management in its sole discretion, for general corporate purposes. Our management will have broad discretion over the use and investment of these net proceeds, and, accordingly, you will have to rely upon the judgment of our management with respect to our use of these net proceeds, with only limited information concerning management’s specific intentions. You will not have the opportunity, as part of your investment decision, to assess whether we use the net proceeds from this offering appropriately. We may place the net proceeds in investments that do not produce income or that lose value, which may cause our stock price to decline.

Our three largest shareholders will continue to have substantial control over us after this offering and could limit your ability to influence the outcome of key transactions, including changes of control.

As of September 30, 2013, our three largest shareholders, Columbia Pacific Opportunity Fund, LP, Prescott Group Capital Management, LLC, and Lake Union Capital Management, LLC, beneficially owned approximately 39.6%, 23.9% and 18.4%, respectively, of our ordinary shares based on information each had filed with the Securities and Exchange Commission as of that date. Immediately following the offering, Prescott Group Capital Management, LLC will beneficially own approximately 28.1% of our ordinary shares based on information each had filed with the Securities and Exchange Commission as of September 30, 2013.  Based on this information, we anticipate that these shareholders will, in the aggregate, beneficially own approximately 83.0% of our ordinary shares following the completion of this offering (assuming no additional ordinary shares to prevent anti-dilution are issued related to such ordinary shares). We also have agreed to refrain from entering into a transaction with a third party or series of related transactions, under which more than 50% of our outstanding share capital following such transaction or series of related transactions, would be held by a person or entity or group of affiliated entities, other than the existing shareholders as of the date of closing, unless the buyers were approved in advance by these three shareholders, which approval may not be unreasonably withheld. As a result, our three largest shareholders are able to control or influence significantly all matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other significant corporate transactions. These shareholders may have interests that differ from yours, and they may vote in a way with which you disagree and that may be adverse to your interests.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This prospectus (including documents incorporated by reference herein) may contain forward-looking statements that involve substantial risks and uncertainties regarding future events or our future performance. Forward-looking statements convey our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historic or current facts. We use words like “anticipates,” “believes,” “expects,” “future,” “intends,” and similar expressions to mean that the statements are forward-looking.

Although we believe that our plans, intentions and expectations are reasonable, we may not achieve our plans, intentions or expectations. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Consequently, no forward-looking statement can be guaranteed. Actual results may differ materially from the results currently expected. Factors that could cause such differences include, but are not limited to:

●	adverse economic conditions in various geographic areas where our customers and potential customers operate;

●	timing of completion of specified milestones and delays in implementation;

●	increases in selling and marketing expenses, as well as other operating expenses;

●	our ability to accurately predict and respond to market developments or demands;

●	the impact of failures to accurately estimate the costs of fixed-price projects which may result in lower margins or losses;

●	fluctuations in inflation and currency rates;

●	delays in collection of our fees from customers which may result in cash flow shortages;

●	the competitive nature of the modernization market in which we operate, including the functionality of technology developed and marketed by our competitors; and

●	the risks discussed in the Risk Factors section of this prospectus and in “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects” of our Form 20-F for 2012.

In addition, you should note that our past financial and operational performance is not necessarily indicative of future financial and operational performance.

We undertake no obligation to update any forward-looking statements after the date of this prospectus, whether as a result of new information, future events, or otherwise, except as required by applicable law.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of $2,254,678 based upon the offering price of $4.00 per ordinary share, after deducting estimated offering expenses payable by us.

We are conducting the offering for general capital raising purposes, and we intend to use the net proceeds received from the sale of the ordinary shares we offer by this prospectus for general corporate purposes.

DIVIDEND POLICY

      We have never declared or paid dividends to our shareholders and we do not intend to pay dividends in the future. We anticipate that we will retain all of our future earnings for use in the expansion and operation of our business. We are not subject to any contractual restrictions on paying dividends. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including our future earnings, capital requirements, financial condition, future prospects and other factors as the board of directors may deem relevant. Israeli law limits the distribution of cash dividends to the greater of retained earnings or earnings generated over the two most recent years, in either case provided that we reasonably believe that the dividend will not render us unable to meet our current or foreseeable obligations when due

PRICE RANGE OF OUR ORDINARY SHARES

The following table shows the high and low closing price for our ordinary shares as reported on the NASDAQ Global Market for the periods indicated.

Calendar Period	Closing Price Per Share In US$
	High	Low
Annual
2008	82.64	5.60
2009	15.40	6.48
2010	11.76	4.80
2011	10.00	2.01
2012	4.29	1.25

Fiscal Quarters
2011
First Quarter	10.00	6.78
Second Quarter	7.72	4.04
Third Quarter	4.84	2.01
Fourth Quarter	3.24	2.20
2012
First Quarter	3.02	1.26
Second Quarter	2.60	1.25
Third Quarter	3.97	2.62
Fourth Quarter	4.29	3.53
2013
First Quarter	4.58	3.95
Second Quarter	4.27	3.46
Third Quarter	4.70	4.10

Most Recent Six Months
May 2013	4.24	3.69
June 2013	4.07	3.93
July 2013	4.24	4.10
August 2013	4.70	4.23
September 2013	4.50	4.21
October 2013	4.39	4.05
November 2013 (through November 4, 2013)	4.28	4.28

On November 4, 2013, the closing price of our ordinary shares on the NASDAQ Global Market was $4.28.

CAPITALIZATION AND INDEBTEDNESS

The table below sets forth our capitalization as of September 30, 2013:

●	on an actual basis, and

●	on an as adjusted basis to give effect to the issuance of ordinary shares registered under this prospectus at the offering price of $4.00 per ordinary share.

	September 30, 2013
	Actual	As Adjusted
	(in thousands US$, except share numbers)
Short-term bank credit	151	151
Long term bank credit and other	162	162
Warrants	287	287

Equity
Share capital — ordinary shares of NIS 0.04 par value (authorized 17,500,000 shares; 10,839,095 issued: 10,766,126 shares outstanding; 11,464,095 issued and 11,391,126 shares outstanding, as adjusted)	98	105
Non-controlling interest	366	366
Additional paid-in capital	131,792	134,040
Accumulated other comprehensive loss	(1,537)	(1,537)
Cost of shares held by subsidiaries	(2,580)	(2,580)
Accumulated deficit	(114,787)	(114,787)
Equity
Total Capitalization	13,952	16,207

The table above does not include:

●	444,839 ordinary shares issuable upon exercise of share options outstanding as of September 30, 2013 under our share option plan, at a weighted average exercise price of $4.30 per share;

●	237,222 ordinary shares available for future grant or issuance as of September 30, 2013 pursuant to our RSU plan; and

●	102,343 ordinary shares issuable upon the exercise of warrants outstanding as of September 30, 2013, at an exercise price of $1.5634 per share.

DILUTION

If you purchase ordinary shares from us, your interest will be diluted to the extent of the difference between the public offering price per share you pay and the net tangible book value per share of our ordinary shares immediately after this offering. Our net tangible book value as of September 30, 2013, was approximately $13.2 million, or $1.23 per share. Net tangible book value per share is calculated by subtracting our total liabilities from our total tangible assets, which is total assets less intangible assets of approximately $120,000, and dividing this amount by the 10,766,126 issued and outstanding ordinary shares as of September 30, 2013.

Following the sale of the 625,000 shares in this offering at the purchase price of $4.00 per share, and after deducting the estimated offering expenses of $245,322 payable by us in such event, our adjusted net tangible book value as of September 30, 2013 will be approximately $15.5 million, or $1.36 per share. This will represent an immediate increase in the net tangible book value of approximately $0.13 per share to our existing shareholders and an immediate and substantial dilution in net tangible book value of $2.64 per share to new investors. The following table illustrates this calculation on a per share basis:

Offering price per ordinary share		$4.00
Net tangible book value per ordinary share as of September 30, 2013	$1.23
Increase in net tangible book value per ordinary share attributable to the offering	$0.13
Pro forma net tangible book value per ordinary share as of September 30, 2013 after giving effect to the offering		$1.36
Dilution per ordinary share to new investors		$2.64

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our unaudited consolidated financial statements and related notes, prepared in accordance with accounting principles generally accepted in the United States, or “U.S. GAAP” for the six months ended June 30, 2013 and our audited financial statements for the year ended December 31, 2012 included in our Form 20-F for 2012 and incorporated by reference herein.

Overview

We engage in the IT modernization solutions business and provide professional services. During 2011, 2012, and 2013, we pursued our strategic plan in order to focus on the legacy modernization business. Accordingly, we sold certain activities and our holdings in certain subsidiaries, and shut down certain of our operations as described below.

We have experienced a significant decline in our revenues from $42.0 million in 2010 to $21.5 million in 2011 and $10.6 million in 2012. Our revenues for the six months ended June 30, 2013 were $4.6 million compared to $4.9 million for the six months ended June 30, 2012. The decline in our revenues stems from the sale of AppBuilder technology in 2011, as well as the sale of certain other activities and subsidiaries in 2012. In addition, the general economic recession, including in the financial services and banking sector, resulted in a decline in the number of our customers.

Economic conditions in our target markets have experienced a significant prolonged downturn and remain uncertain. Challenging economic times have caused, among other things, a general tightening in the credit markets, lower levels of liquidity, increases in the rates of default and bankruptcy, and reduced corporate profits and capital spending, all of which have had and continue to have a negative effect on our business, results of operations and financial condition. Our services, particularly in modernization projects, deal with customer mission critical applications and encapsulate risk for the customer. Therefore, our customers are more cautious in entering into these types of transactions with us, and consequently, the process for approval and signing of deals may be lengthy and expensive.

In response to these market conditions, we are focusing on providing customers with legacy modernization solutions that have a cost effective impact on the customers’ information technology spending, which is particularly important during difficult economic environment.

Based on the continuing decline in revenues in 2011, 2012 and the first six months of 2013, we continued to assess our infrastructure costs and reduce workforce and labor costs as they constitute a substantial portion of our costs of revenues, selling and administrative expenses and research and development expenses.  The number of our employees has decreased from approximately 300 in 2010 to 180 in 2011 and 108 in 2012. As of September 30, 2013, we employed 97 employees.

In 2011, we entered into an agreement with Magic Software Enterprises Ltd., referred to as Magic, pursuant to which we sold to Magic our AppBuilder technology. The net consideration for the AppBuilder was $12.5 million, of which approximately $3.8 million was deposited in escrow. As of September 30, 2013, $100,000 was still held in escrow. This amount shall be released upon the fulfillment of certain conditions.  As a result of the transaction, in 2012 we recorded a capital gain of $2.3 million in relation to proceeds received from this transaction.  During the six months ended June 30, 2013, we recorded a capital gain of $786,000 due to money released from escrow.

In addition, we undertook to provide Magic with certain professional services during a three-year period commencing at the closing of the transaction. Revenues generated from these services in 2012 were $1.44 million. Following the initiation of our sale of operations of BridgeQuest Inc., we reached an understanding with Magic with respect to these services, whereby no additional revenues were generated or expected from these services in 2013 .

In the six months ended June 30, 2013, our investment in research and development amounted to $696,000 compared to $264,000 in the six months ended June 30, 2012. The increase in research and development costs in the six months ended June 30, 2013 compared to the six months ended June 30, 2012, was attributable to reallocation of human resources to research and development from cost of revenues.

Challenges and opportunities

In a market that continues to innovate and evolve, new technologies and practices, by definition, render existing technology deployments out-of-date or legacy. By the same measure, however, in order for us to capitalize on the constant source of legacy solutions, we must evolve our solutions portfolio to deal with the changing definition of what constitutes “leading edge” technologies and the growing set that is deemed to be “legacy.” Over time, as one legacy set of technologies is gradually replaced, we must be capable of addressing the modernization needs of the next set of aging technologies. However, these cycles are slow and provide us with the time to update our technology and products and build the necessary knowledge in house.

The fact that the modernization needs of the market are evolving on a constant basis, necessitates that we be capable of tracking and predicting changes in technologies. Anticipating the needs of the IT modernization market and delivering new solutions that satisfy the emerging needs is a critical success factor.

However, even if we develop modernization solutions that address the evolving needs of the legacy IT modernization market, we cannot assure that there will be a predictable demand for our offerings. Variables ranging from the macro-economic climate, to the competitive landscape, and to the perceived need that the enterprise market has for a specific modernization solution, may have an impact of a longer sales cycle or increased pricing pressure.

To keep up with the anticipated growing demand for our solution, we must retain our skilled personnel in the fields of project management, legacy systems, and leading modern technologies. Maintaining and growing the requisite skill base can be problematic.  Personnel with an understanding of legacy technologies are a finite resource and the market for recruiting and retaining such workforce can be highly competitive.

Critical Accounting Policies

We prepare our consolidated financial statements in conformity with U.S. GAAP. Accordingly, we are required to make certain estimates, judgments, and assumptions that we believe are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The significant accounting policies that we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

Revenue recognition. Our revenue recognition policy is significant because our revenue is a key component of our results of operations. We follow specific and detailed guidelines in measuring revenue; however, certain judgments affect the application of our revenue policy. Revenue results are difficult to predict and any shortfall in revenue or delay in recognizing revenue could cause our operating results to vary significantly from quarter to quarter and could result in future operating losses. Should changes in conditions cause management to determine that these guidelines are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected.

Revenues derived from direct software license agreements are recognized in accordance with FASB ASC Topic 985 “Software” (“ASC 985”), upon delivery of the software, when collection is probable, the license fee is otherwise fixed or determinable, and persuasive evidence of an arrangement exists.

We typically sell our software products and services in stand-alone contracts for software product licenses, services, or maintenance and support. A relatively small portion of our arrangements includes multiple elements. These arrangements are usually arrangements in which we sell a software product license and post-contract support, referred to as PCS.

We allocate the total fee arrangement to the software and the PCS undelivered element based on vendor-specific objective evidence, referred to as VSOE, under which “The fair value of the PCS should be determined by reference to the price the customer will be required to pay when it is sold separately.” The fair value of the PCS is calculated by the consistent renewal rate of the PCS stated in the relevant contract. The portion of the fee arrangement allocated to the PCS is recognized as revenues ratably over the term of the PCS arrangement.

In some agreements with our customers, the customers have the right to receive unspecified upgrades on an if-and-when available basis (we do not provide specific upgrades). These upgrades are considered post-contract support (PCS). Revenue allocated to the PCS is recognized ratably over the term of the PCS.

Long term contracts accounted for pursuant to FASB ASC Topic 605-35-25 (prior authoritative literature: SOP 81-1, “Accounting for Performance of Construction-Type Contracts”) are contracts in which we sell our software framework, on which material modifications, developments and customizations are performed, to provide the customer with a new and modern IT application with enhanced capabilities that were unavailable in its former legacy system. The services are essential to the functionality of the software and to its compliance with customers’ needs and specifications. Under this method, estimated revenue is generally accrued based on costs incurred to date, as a percentage of total updated estimated costs. Changes in our estimates may affect the recognition of our long-term contract revenues. We recognize contract losses, if any, in the period in which they first become evident. Some of our contracts include client acceptance clauses. In these contracts, we follow the guidance of ASC 985-605-55 (formerly TPA 5100.67) and SAB 104. In determining whether revenue can be recognized, when an acceptance clause exists, we consider our history with similar arrangements, the customer’s involvement in the negotiation process, and the existence of other service providers and the payment terms.

We present revenues from products and revenues from services in separate line items. The product revenues line item includes revenues generated from (i) stand-alone software products; and (ii) software products that were included in multiple-element arrangements and were separated pursuant to ASC 985 as aforementioned.

In the services revenue line item, we include (i) revenues generated from stand-alone consulting services; (ii) revenues generated from stand-alone PCS; (iii) revenues accounted for pursuant to ASC 605-35-25; and (iv) revenues generated from PCS included in multiple-element arrangement and were separated pursuant to ASC 985 as aforementioned. We have included all long term contracts arrangements in the service revenue line item since we cannot establish VSOE of fair value to neither the service element nor the software element. Our software framework and these kinds of modifications and customizations are not sold separately. Therefore, we cannot appropriately justify reflecting the product portion separately in our statement of operations.

Impairment of goodwill and intangible assets. Our business acquisitions resulted in goodwill and other intangible assets. We periodically evaluate our goodwill, intangible assets, for potential impairment indicators. Our judgments regarding the existence of impairment indicators are based on legal factors, market conditions, and operational performance of our acquired businesses and investments.

In accordance with FASB ASC Topic 350 “Intangible — goodwill and other,” indefinite life intangible assets and goodwill are not amortized but rather subject to periodic impairment testing.

Goodwill and intangible assets are tested for impairment by comparing the fair value of the reporting unit with its carrying value. These write downs may have an adverse effect on our operating results. Future events could cause us to conclude that impairment indicators exist and that additional intangible assets associated with our acquired businesses are impaired. In addition, we evaluate a reporting unit for impairment if events or circumstances change between annual tests, indicating a possible impairment. Examples of such events or circumstances include: (i) a significant adverse change in legal factors or in the business climate; (ii) an adverse action or assessment by a regulator; (iii) a more likely than not expectation that a portion of the reporting unit will be sold; (iv) continued or sustained losses at a reporting unit; (v) a significant decline in our market capitalization as compared to our book value; or (vi) the testing for recoverability of a significant asset group within the reporting unit.

We have one operating segment and one reporting unit related to overall IT modernization. We utilize a two-step method to perform a goodwill impairment review in the fourth quarter of each fiscal year or when facts and circumstances indicate goodwill may be impaired. In the first step, we determine the fair value of the reporting unit. If the net book value of the reporting unit exceeds its fair value, we would then perform the second step of the impairment test which requires allocation of the reporting unit’s fair value of all of our assets and liabilities in a manner similar to an acquisition cost allocation, with any residual fair value being allocated to goodwill. The implied fair value of the goodwill is then compared to the carrying value to determine impairment, if any. In 2012, we determined the fair value of a reporting unit using the market approach which is based on the market capitalization by using our share price in the NASDAQ Global Market and an appropriate control premium. As of December 31, 2012, our market capitalization was significantly higher than the net book value of the reporting unit and therefore there was no need to continue to step 2.

Prior to 2012, we utilized the discounted cash flow model, as we believed it was an approach that best approximated our fair value at that time. We corroborated the fair values using the market approach. Judgments and assumptions related to revenue, gross profit, operating expenses, future short-term and long-term growth rates, weighted average cost of capital, interest, capital expenditures, cash flows, and market conditions are inherent in developing the discounted cash flow model. Additionally, we evaluated the reasonableness of the estimated fair value of our reporting unit by reconciling to our market capitalization. This reconciliation allowed us to consider market expectations in corroborating the reasonableness of the fair value of the reporting unit.

In determining gain or loss on disposal of a portion of the AppBuilder technology in 2011, the amount of goodwill that was included in that carrying amount of the disposed reporting unit was based on the relative fair values of the disposed of business and the portion of the reporting unit that was retained.

Stock Based Compensation. We account for stock-based compensation to employees in accordance with FASB ASC Topic 718 “Compensation — Stock Compensation.” In the past three years, most of the awards were of restricted stock units (“RSUs”).  RSUs are valued based on the market value of the underlying stock at the date of grant. A small portion of the awards are share options. We measure and recognize compensation expense with respect to share options based on estimated fair values on the date of grant using the Black-Scholes option-pricing model. This option pricing model requires that we make several estimates, including the option’s expected life and the price volatility of the underlying stock.

Income taxes. As a multinational corporation, we are subject to taxation in many jurisdictions, and the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax laws and regulations in various taxing jurisdictions. The application of tax laws and regulations is subject to legal and factual interpretation, judgment and uncertainty.  Accounting for uncertainty in income taxes requires that tax benefits recognized in the financial statements must be at least more likely than not of being sustained based on technical merits. The amount of benefits recorded for these positions is measured as the largest benefit more likely than not to be sustained. Significant judgment is required in making these determinations. As of June 30, 2013, there were no unrecognized tax benefits. Deferred taxes are determined utilizing the “asset and liability” method, whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and the tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. We provide a valuation allowance, when it is more likely than not that deferred tax assets will not be realized in the foreseeable future. In calculating our deferred taxes we are taking into account various estimations, which are examined and if necessary adjusted on a quarterly basis, regarding our future utilization of future carry forward losses.

Accounts receivable and Allowances for Doubtful Accounts. Our trade receivables include amounts due from customers. We perform ongoing credit evaluations of our customers’ financial condition and we require collateral as deemed necessary. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make payments. In judging the adequacy of the allowance for doubtful accounts, we consider multiple factors including the aging of our receivables, historical bad debt experience and the general economic environment. Management applies considerable judgment in assessing the realization of receivables, including assessing the probability of collection and the current credit worthiness of each customer. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Derivative Instruments. Under the provisions of FASB ASC Topic 815 “Derivatives and hedging,” all derivatives are recognized on the balance sheet at their fair value.

Recently Issued Accounting Pronouncements

In February 2013, the FASB issued ASU No. 2013-02, “Comprehensive Income (Topic 220): Reporting of Amounts Reclassified out of Accumulated Other Comprehensive Income.” This ASU requires disclosures regarding reclassifications out of accumulated other comprehensive income in a single location in the financial statements by component. This ASU is effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2012. The adoption of this ASU, effective January 1, 2013, did not have an impact on our consolidated financial statements .

In March 2013, the FASB issued guidance on a parent’s accounting for the cumulative translation adjustment upon de-recognition of a subsidiary or group of assets within a foreign entity. This new guidance requires that the parent release any related cumulative translation adjustment into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. The new guidance will be effective for us beginning July 1, 2014. We do not anticipate material impacts on our financial statements upon adoption.

Our Reporting Currency

The currency of the primary economic environment in which the operations of BluePhoenix and most of its subsidiaries are conducted is the U.S. dollar. In addition, a substantial portion of our revenues and costs are incurred in dollars. Thus, the dollar is our functional and reporting currency.

We follow FASB ASC Topic 830 “Foreign currency translation” and accordingly non-monetary transactions denominated in currencies other than the dollar are measured and recorded in dollar at the exchange rates prevailing at transaction date. Monetary assets and liabilities denominated in currencies other than the dollar are translated at the exchange rate on the balance sheet date. Exchange gain or losses on foreign currency translation are recorded in income.

Following is a summary of the most relevant monetary indicators for the reported periods:

For the six months ended June 30,	Inflation rate in Israel	Revaluation (Devaluation) of NIS against the US$	Revaluation (Devaluation) of euro against the US$
	%	%	%
2013	1.50	2.58	1.48
2012	1.06	(2.86)	3.09

Operating Results

        The following table presents the percentage relationships of certain items from our consolidated statement of operations, as a percentage of total revenues for the periods indicated:

Statement of Operations Data as a Percentage of Revenues:

	Six months ended June 30,
	2013	2012
	%	%
Revenues	100	100
Cost of revenues	48	87
Gross profit	52	14
Research and development costs	15	5
Selling, general, and administrative expenses	68	96
Loss on sale of subsidiary and AppBuilder	(17)	(5)
Operating loss	(14)	(83)
Financial expenses, net	1	50
Other income, net	0	12
Loss before taxes on income	(15)	(121)
Income tax benefit	1	3
Net loss from continued operation	(16)	(124)
Loss from discontinued operation	9	24
Net loss	(25)	(148)
Net results attributable to non-controlling interests	5	3
Net loss attributable to BluePhoenix’ shareholders	(30)	(151)

Six months ended June 30, 2013 and 2012

Revenues. Revenues decreased 6% from $4.9 million in the six months ended June 30, 2012 to $4.6 million in the six months ended June 30, 2013. The decrease is mainly attributable to normal business fluctuations.

We depend upon our customers making capital investments in information technology products. These spending levels are impacted by the worldwide level of demand for enterprise legacy IT modernization solutions and services. Demand for these is normally a function of prevailing global or regional economic conditions and is negatively affected by a general economic slow-down as consumers reduce discretionary spending on information technology upgrades.

We currently concentrate our resources on providing legacy modernization solutions and services. Our revenues are generated from fixed-price projects, consulting fees, and long-term maintenance contracts. Revenues generated from fixed price projects increased 19% from $2.7 million in the six months ended June 30, 2012 to $3.2 million in the six months ended June 30, 2013, due to an increase in the average revenue per project increasing from $68,000 in 2012 to $145,000 in 2013.

Revenues generated from our consulting services decreased by 33%, from $852,000 during the six months ended June 30, 2012 to $572,000 during the six months ended June 30, 2013, due to a decrease in the scope of consulting services provided. Revenues generated from our long-term maintenance contract services decreased by 43% from $1.0 million during six months ended June 30, 2012 to $569,000 during the six months ended June 30, 2013, due to a decrease in the number of long-term maintenance projects.

Gross profit. Gross profit increased by 261% from $660,000 in the six months ended June 30, 2012 to $2.4 million in the six months ended June 30, 2013. The increase is mainly attributable to the significant reduction in cost of revenues due to the reduction in our overall workforce, the reallocation of human resources to research and development, and a decrease in amortization of our intangibles assets.

Gross profit as a percentage of revenues, was 52% in the six months ended June 30, 2013 compared to 14% in the six months ended June 30, 2012. The increase is mainly attributable to the reduction in our cost of revenues.

Cost of revenues. Cost of revenues consists of salaries, amortization of intangible assets, fees paid to independent subcontractors and other direct costs. Cost of revenues decreased by 48% from $4.2 million in the six months ended June 30, 2012 to $2.2 million in the six months ended June 30, 2013. This decrease resulted primarily from the reduction in our overall workforce, the reallocation of human resources to research and development, and a decrease in amortization of our intangibles assets.  Cost of revenues as a percentage of revenues decreased from 87% in the six months ended June 30, 2012 to 48% in the six months ended June 30, 2013. This decrease is attributable to the reduction in salary costs due to the reduction in our workforce.

Research and development costs. Research and development costs consist of salaries and consulting fees that we pay to professionals engaged in the development of new software and related methodologies. Our development costs are allocated among our modernization suite of solutions and are charged to operations as incurred. Research and development costs increased by 164% from $264,000 in the six months ended June 30, 2012 to $696,000 during the six months ended June 30, 2013. The increase was mainly as a result of the increase of our research and development activities and a reallocation of professional human resources back to research and development activities from cost of revenues. As a percentage of revenues, research and development costs increased from 5% in the six months ended June 30, 2012 to 15% in the six months ended June 30, 2013.

Selling, general, and administrative expenses. Selling, general, and administrative expenses consist primarily of wages and related expenses, travel expenses, sales commissions, selling expenses, marketing and advertising expenses, rent, insurance, utilities, professional fees, depreciation and amortization. Selling, general, and administrative expenses decreased by 33% from $4.7 million in the six months ended June 30, 2012 to $3.1 million in the six months ended June 30, 2013. Most of the decrease is attributable to the dismissal of employees as part of the continued implementation of our cost saving plan in 2012.  As a percentage of revenues, selling, general and administrative expenses decreased from 96% in the six months ended June 30, 2012 to 68% in the six months ended June 30, 2013. The decrease is also attributable to reduced computer and software amortization costs, professional fees, and overhead costs. Expenses for doubtful accounts increased from $53,000 in the six months ended June 30, 2012 to $178,000 in the six months ended June 30, 2013, based on quarterly reassessment.

Gain (Loss) on sales of subsidiaries and AppBuilder. Gain on sale of AppBuilder, in the six months ended June 30, 2013, amounted to $786,000, and constitute proceeds previously received as part of the AppBuilder transaction that were subject to fulfillment of certain conditions that have been met.

Financial expenses, net. Financial expenses decreased from $2.5 million in the six months ended June 30, 2012 to $42,000 in the six months ended June 30, 2013. Financial expenses include interest paid on a loan extended by third party and an expense due to derivative financial instruments. Financial expenses also include accounting charges related to warrants previously issued by us, which we record as a derivative, and expenses from fluctuations in foreign currency exchange rate. The decrease in financial expenses is mostly attributable to (a) accounting charges related to warrants issued by us in prior years, which we record as a derivative; and (b) increase in fair value of embedded derivative in connection with the loans received from our three major shareholders. This derivative was converted into shares in 2012 with no influence over 2013 finance expense.

Other income. There was no other income in the six months ended June 30, 2013. Other income in the six months ended June 30, 2012 was $580,000 and constitutes the repayment of loan extended by us to Cicero Inc.

Taxes on income. In the six months ended June 30, 2013, we had income tax expense of $51,000 compared to income tax expense of $137,000 in the six months ended June 30, 2012. The tax expense in the six months ended June 30, 2013 is compounded from $50,000 current tax expense and $1,000 tax benefit related to previous years.

Net loss  from discontinued operation. Net loss from BridgeQuest in the six months ended June 30, 2013 was $399,000 compared to net loss of $1.2 million in the six months ended June 30, 2012, from Liacom Systems Ltd. and BridgeQuest Inc.

Net result attributable to non-controlling interest. Net loss attributable to non-controlling interest in the six months ended June 30, 2013 was $221,000 compared to net loss of $141,000 in the six months ended June 30, 2012, and represented the non-controlling share in the net loss of our subsidiary, Zulu Software Inc.

Liquidity and Capital Resources

How We Have Financed Our Business

Public Offerings

In 1997, we consummated two public offerings, and received net proceeds of $33.9 million after deducting underwriting discounts and commissions and offering expenses.

In February 2006, we completed an underwritten public offering in Israel of series A convertible notes in an aggregate principal amount of NIS 54.0 million that were equal at the time of the transaction to approximately $11.5 million (the dollar amount was calculated based on the exchange rate at the date of the transaction). All of the notes have been converted into ordinary shares.

Private Placements

In 2004, we completed a $5 million private placement of convertible debentures and warrants to institutional investors. Pursuant to our agreement with the institutional investors, in March 2006, the institutional investors exercised their right to purchase from us, for an aggregate purchase price of $3 million, additional convertible debentures due in 2009. In 2008, the institutional investors converted the entire principal amount of the debentures into 405,198 ordinary shares. As of the date of this prospectus, all warrants were expired.

In November 2007, we completed a $35 million private placement of ordinary shares and warrants issued to institutional investors. The net proceeds from the offering were mainly used for repayment of debt. As of the date of this prospectus, all warrants were expired.

In October 2009, we completed a $4.2 million private placement of ordinary shares and warrants issued to institutional investors. Under the Securities Purchase Agreement entered into with the institutional investors, we sold to the investors 341,144 ordinary shares and the investors were also granted Series A Warrants exercisable into 204,686 ordinary shares, until October 2014, of which warrants to purchase 102,343 ordinary shares are still outstanding as of September 30, 2013. The adjusted exercise price of these warrants is $1.5634 per share. As agreed with the investors, we registered the shares purchased by the investors and those underlying the warrants for resale under an effective registration statement.

Credit Facilities with Banks

As of September 30, 2013, we had an outstanding credit facility with Bank Leumi Le’Israel Ltd. The aggregate amount outstanding under this credit facility was approximately $112,000. In connection with this credit facility, we are committed to a minimum cash balance covenant. As of June 30, 2013, we were in breach of a covenant under our credit facility.  We repaid all amounts outstanding under the facility on October 28, 2013.

As part of our arrangement with the bank, we provided the bank with a floating charge on our assets and a fixed charge on our goodwill, as well as certain other fixed charges.

Agreements with our Three Major Shareholders

On March 19, 2012, we entered into a series of agreements with three of our shareholders: (i) Lake Union Capital Management, LLC, referred to herein as “Lake Union”; (ii) Prescott Group Capital Management, LLC, referred to herein as “Prescott”; and (iii) Columbia Pacific Opportunity Fund, LP, referred to herein as “Columbia.” Lake Union, Prescott and Columbia are collectively referred to herein as the “three shareholders” or “three major shareholders.” The agreements entered into with the three shareholders, and referred to herein as the “transactions,” included the following:

(a)           an Assignment and Assumption Agreement pursuant to which the rights and obligations of the lenders with respect to a $5 million loan granted to us in April 2011, by a financial institution and other lenders, referred to herein as the original loan and original lenders, respectively, were purchased from the original lenders by Lake Union, Prescott and Columbia, in equal shares, subject to certain terms and conditions;

(b)           an Amended Loan Agreement (as further amended on April 15, 2012);

(c)           a Bridge Loan Agreement (as amended on September 5, 2012) referred to as the Bridge Loan Agreement, for extension to us of (a) a $500,000 bridge loan; and (b) additional loans of up to $1.5 million; and

(d)           a Registration Rights Agreement pursuant to which we were required to file a registration statement on Form F-3 to cover the resale of the ordinary shares issued upon conversion of the abovementioned loans and interest accrued thereon.

During July and August 2012, the three shareholders exercised their conversion right with respect to the total outstanding amount under the loan assigned to them by the original lenders, and accordingly, in reliance upon the exemption from the registration provisions of the U.S. Securities Act of 1933, as amended, set forth in Section 4(2) thereof, we issued to the three shareholders 3,350,534 ordinary shares, of which 1,111,911 were issued to Lake Union, 1,121,194 to Prescott and 1,117,429 to Columbia.  In September 2012, the three shareholders exercised their conversion right with respect to the total outstanding amount under the bridge loan, and accordingly, in reliance upon the exemption from the registration provisions of the U.S. Securities Act of 1933, as amended, set forth in Section 4(2) thereof, we issued to the three shareholders 327,858 ordinary shares. As a result of these conversions, our obligations under the Amended Loan Agreement and the Bridge Loan Agreement were satisfied in full. As agreed with the three shareholders, we registered the shares issued to the three shareholders under the transactions, for resale under an effective registration statement.

Cash and Cash Equivalents

As of June 30, 2013, we had cash and cash equivalents of $1.9 million and working capital of $2 million. As of June 30, 2012, we had cash and cash equivalents of $2.2 million and working capital of $1.5 million. The working capital increased primarily due to the decrease in short-term loans and the decrease in trade payables and other account payables. Improving our working capital was enabled following the conversion of our shareholders loan in July 2012 and closing part of our current liability. This was partially offset by the decrease of trade account receivables and cash and cash equivalents.

Net cash used in operating activities during the six months ended June 30, 2013, was $1.3 million compared to $3.7 million during the six months ended June 30, 2012. The change is primarily attributable to the significant decrease in our operating loss due to the continued execution of our cost saving plan, which was reflected in the significant decrease in our overall operating expenses, mainly related to salaries as a result of a reduction in the number of our employees.

Net cash provided by investment activities in the six months ended June 30, 2013, was $791,000 compared to $6.9 million in the six months ended June 30, 2012. Cash provided by investment activities in the six months ended June 30, 2013 includes proceeds from sales of subsidiaries and AppBuilder of $800,000.

Net cash used in financing activities was $149,000 in the six months ended June 30, 2013 and $5 million in the six months ended June 30, 2012, and consisted primarily from repayment of loans to banks and a third party.

Our working capital is not sufficient for our present requirements.  We will use the proceeds from this offering to increase our working capital, as described in the section “Use of Proceeds.”

Capital Expenditures

Our capital expenditures include consideration paid for fixed assets.

Investment in property and equipment required to support our software development activities was comprised mainly of office reconstruction and purchase of computers and peripheral equipment.  This investment amounted to $9,000 in the six months ended June 30, 2013 and $60,000 in the six months ended June 30, 2012. The decrease was primarily the result of no additional office reconstruction charges.

Since January 1, 2013, we have not repurchased any of our shares. As of December 31, 2012, we had repurchased an aggregate of 592,810 of our ordinary shares under our buy-back programs, for an aggregate of approximately $15.2 million. Some of the repurchased shares were allotted to employees and consultants in connection with the exercise of options and vesting of RSUs under our option and award plans. Under our buy-back programs, we may purchase our shares from time to time, subject to market conditions and other relevant factors affecting us. Under the Israeli Companies Law, 1999, referred to as the Companies Law, the repurchased shares held by us do not confer upon their holder any rights. The first buy-back program adopted in May 1998 enables us to purchase our shares, utilizing up to $5 million. Under the second buy-back program adopted in September 1998, and amended in May 1999, we may purchase, up to an additional 500,000 ordinary shares. We do not currently intend to make any additional repurchases under these two buy-back programs. The closing price of our ordinary shares as quoted on the NASDAQ Global Market on November 4, 2013 was $4.28.

Contractual Commitments and Guarantees

2009 Warrants

In October 2009, as part of a $4.2 million private placement, we issued to institutional investors Series A Warrants exercisable into 204,686 ordinary shares until October 2014, of which warrants to purchase 102,343 ordinary shares are still outstanding as of September 30, 2013. The adjusted exercise price of these warrants is $1.5634 per share. As agreed with the investors, we registered the shares purchased by the investors and those underlying the warrants for resale under an effective registration statement.

Liolios Warrants

In connection with certain services provided to us, we issued to Liolios Group, Inc. warrants exercisable into 3,000 ordinary shares, of which warrants exercisable into 1,500 ordinary shares expired in August 2013 and the remaining warrants exercisable into 1,500 ordinary shares expired on September 30, 2013.

Chief Scientist

One of our subsidiaries has entered into an agreement with Israel’s Office of the Chief Scientist, or OCS. This subsidiary is obliged to pay royalties to the OCS at a rate of 3% on sales of the funded products, up to 100% of the dollar-linked grant received in respect of these products from the OCS. As of June 30, 2013, the contingent liability amounted to $252,000.

Ministry of Production in Italy

During 2007, our subsidiary, I-Ter, received an amount of $585,000 from the Ministry of Production in Italy under a plan called Easy4Plan. Approximately $371,000 of that amount is in the form of a 10-year loan payable in equal annual installments until September 2018. The loan bears an annual interest of 0.87% and is linked to the euro. As of June 30, 2013, the remaining loan balance was approximately $234,000. Our subsidiary’s operations have been reduced significantly, which may result in the Ministry of Production in Italy requiring the immediate repayment of the full outstanding loan amount.

Operating Leases

We are committed under operating leases for rental of office facilities, vehicles, and other equipment for the years 2013 until 2016. Annual rental fees under current leases are approximately $359,000.

Indemnification of Office Holders

 We entered into an undertaking to indemnify our office holders in specified limited categories of events and in specified amounts, subject to certain limitations. For more information, see “Principal Shareholders and Related Party Transactions — Indemnification of Office Holders” below.

The following table summarizes our contractual obligations and commitments as of December 31, 2012:

	Payment due by period
Contractual Obligations	Total	Less than 1 year	1–2 years	3-5 years	More than 5 years
			in thousands $

Operating Lease Obligations	581	257	324	—	—

Loans from Banks	498	217	160	121	—

Total	1,079	474	484	121	—

The above table does not include royalties that we may be required to pay to the OCS and that may reach, in the aggregate, as of December 31, 2012, $235,000. For more information about grants received from the OCS, see the section “Business — Business Overview — Research and Development.” We are unable to reasonably estimate the amounts that we will eventually be required to pay to the OCS, if at all, and the timing of such payments, since these payments depend on our ability to sell products based on the OCS-funded technologies and the timing of such sales, if any.

Effective Corporate Tax Rates

Under Israeli law, Israeli corporations are generally subject to 25% corporate tax (26.5% starting from January 1, 2014). An Israeli company is subject to tax on its worldwide income. An Israeli company that is subject to Israeli taxes on the income of its non-Israeli subsidiaries will receive a credit for income taxes paid by the subsidiary in its country of residence, subject to certain conditions. Israeli tax payers are also subject to tax on income from a controlled foreign corporation, according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary, if such subsidiary’s primary source of income is a passive income (such as interest, dividends, royalties, rental income, or capital gains).

Our international operations are taxed at the local effective corporate tax rate in the countries where our activities are conducted.  We have significant amounts of carry forward losses, including at BluePhoenix Solutions USA Inc. from which our headquarters operates; therefore we do not estimate changing the headquarters to Seattle, WA from Herzliya, Israel will have a material impact on the amount of future tax payments until these carry forward losses are utilized or until we will have taxable income on an ongoing basis.

BUSINESS

Business Overview

Our Business

BluePhoenix solves enterprise problems specific to legacy technology and mainframe modernization.  Our technology helps customers reduce cost around existing mainframe applications, integrate legacy data with modern platforms and reduce risk around migrating to new target states.

IT Legacy Modernization Solutions

Our IT legacy modernization solutions enable companies to automate the process of modernizing and upgrading their mainframe and distributed IT infrastructure to more modern environments in order to more effectively compete in today’s business environment. We also provide professional services on an ongoing basis for customers who use our technology for specific tasks that run continually.  The combination of our comprehensive modernization technology with our unique proven delivery methodology provides an efficient and cost-effective process for extending the return on investment of existing enterprise IT assets.

BluePhoenix’s ATLAS (Automated Translation and Legacy Advancement System) Platform reduces risk and solves business problems specific to the legacy application lifecycle. We apply cutting-edge modern technology (cloud computing, automation) to the legacy environment in a way that creates a clear, value-driven path to the target state. We believe ATLAS distinguishes itself from our competitor's similar products by allowing customers to move at their own pace while reducing risk and cost each step of the way.

ATLAS:

●	Is applicable to mainframe applications written in COBOL, CA GEN, Natural, PL/1 and more;

●	Is applicable to legacy databases such as IDMS, ADABAS, VSAM, IMS, ICL and more;

●	Generates fully maintainable Java and/or C# code for uncompromised use and control of the target environment;

●	Enables mainframe data migration to and/or integration with SQL Server, Oracle and/or DB2 environments;

●	Doesn’t restrict choices for target infrastructure — works in public or private cloud; and

●	Is a proven solution being used by the world’s biggest and most transaction-intensive brands.
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Additional functionality available in the ATLAS Platform includes:

●	Understanding and mapping an application;

●	Migration of platforms, databases and languages and data;

●	Testing;

●	Remediation;

●	Data mirroring; and

●	Ongoing monitoring and management of environments.

ATLAS empowers customers to fully leverage their current systems and applications, speed up and reduce the cost of the renewal process, and effectively update their systems in order to be more agile when having to adapt to new business demands or regulations. In addition, by leveraging ATLAS, customers gain the added value of extending their systems to be ready for future demands, such as Service Oriented Architecture (SOA) and cloud computing. Our modernization solutions are offered to customers in numerous business market sectors, particularly IT, financial services and insurance.

Our solution portfolio includes software and professional services that address IT challenges that organizations and companies face today, including:

●	lack of agility and responsiveness to changing business needs;

●	difficulty in recruiting and retaining mainframe professionals;

●	growing cost of infrastructure software licenses, maintenance and operations;

●	difficulties in complying with new regulations; and

●	use of old technologies which prevent access to modern technology and inhibit the ability to meet business expectations.

Our solutions enable companies to:

●	better understand and manage their IT systems and resources;

●	effectively plan and carry out strategic projects that provide real business value;

●	transform to modern technology, which we believe enables enterprises to recruit professional resources easily;

●	significantly decrease maintenance, human resource, and technology costs;

●	easily integrate packaged applications and build customized applications;

●	substantially transform applications and databases in order to address regulatory and business changes;

●	directly gain access to cutting edge technology and new business channels; and

●	leverage off mainframe computing in either a public or private cloud.

Our comprehensive enterprise technologies span mainframe, midrange, and client/server computing platforms. We have enhanced our expertise through the successful completion of projects for many large organizations over the past two decades, establishing our credibility and achieving international recognition and presence. Based on our technology, we develop and market software and related methodologies. We deliver our solutions with training and support in order to provide enterprises with comprehensive and one stop shop solutions, primarily for the modernization of existing IT systems.

Market Background

Companies initiate IT modernization projects for a wide range of reasons, such as:

●	maintaining a competitive edge in the market;

●	addressing changing business needs;

●	complying with new regulations;

●	reducing maintenance, human resources, and technology costs; or

●	gaining access to cutting edge technology and new business channels.

Alternatives to modernization include, among others, renewing legacy systems, buying packaged software, or rebuilding entire applications. Enterprise IT modernization has proven to be the most efficient, cost effective and lowest risk path for companies looking to protect their existing investments. We provide a range of solutions designed to efficiently address the challenge of retaining the business knowledge built into the application code while updating the system to reflect new requirements and software / hardware infrastructure.

The enterprise legacy IT modernization market is divided into the following categories:

Enterprise IT Understanding — These solutions enable companies to make informed strategic decisions regarding the future of their IT systems by automatically capturing multiple levels of operational and development information into a consolidated metadata warehouse. Our technology facilitates global assessments and impact analyses of application assets, thus helping reduce costs, streamline working processes, and increase efficiency.

Enterprise IT Migration — These solutions enable companies to consolidate and eliminate a wide range of legacy hardware and software through automated migration of applications, databases, platforms, programming languages, and data. This solution reduces costs and resources, and minimizes reliance on proprietary technology, sunset products, and dwindling skill sets.

Our migration solutions provide numerous advantages, including:

●	significantly decreasing project costs, risk of errors and time;

●	preserving corporate business knowledge;

●	substantially reducing dependency on scarce legacy technology skill sets;

●	solving problematic maintenance issues;

●	gaining access to cutting edge technology and new business channels.

●	directly supplying a full audit trail and documentation of all changes;

●	minimizing system freeze time with a unique “refresh” feature; and

●	comprehensively working with most mainframe and non-mainframe platforms.

Our solutions cover legacy databases modernization such as CA-IDMS DB/DC, ADABAS, IMS DB and VSAM, to relational databases, such as DB2, Oracle, and SQL Server. Our technology performs automated conversions that provide companies with fully functional compliance for source and target applications and minimal application, functional, and logical program flow changes. Our solution leaves no residuals, emulation software, or translation procedures and allows system support to continue uninterrupted during the migration project. As a result of the conversion process, the migrated application operates more efficiently, is easier to maintain, and contains complete documentation of the customer’s knowledge base and guidelines.

Platform Modernization

An automated migration software that converts a range of platforms, including IBM mainframe with operating systems such as VSE, z/OS, in addition to Fujitsu ICL, to Unix, Linux, Windows, and Java / .Net. Our technology can be   customized to fit the unique IT configuration and business rules of each customer site. The technology converts platforms to a pure, native installation (e.g., Java or C#) so that programs are not required to run under emulation or through translation techniques. Our solutions assist companies with reducing IT costs, maintaining service levels, setting and upgrading standards, implementing the new IT environment, training IT users, implementing new facilities such as a security system or a batch scheduler, and testing for functional equivalence.

Using our various automated migration technology, and through cooperation with our partners, we offer COBOL migrations, System i and mainframe solutions. We formed the following alliances for providing these solutions:

●	an alliance with Dell for assisting companies to rehost mainframe applications on more cost-efficient, open platforms;

●	a collaboration with Fujitsu for assisting companies to migrate COBOL/CICS applications into Fujitsu NetCOBOL and the Fujitsu NeoKicks and NeoBatch environments for handing CICS and batch/JCL

●	a partnership with Oracle for assisting companies to migrate their legacy databases to the Oracle database;

●	advanced membership in IBM’s Partnerworld program to work together with IBM to modernize customers’ databases and applications on the mainframe platform; and

●	ongoing cooperation with SUN/Oracle that focuses on rehosting customers off of the mainframe and onto SUN’s UNIX platform.

BluePhoenix™ CTU is an automated migration technology for converting COBOL and 4GLs (fourth generation languages) such as ADSO, Natural, CA Gen (formerly COOL: Gen) to COBOL, Java/J2EE and C#/.Net. This reliable, time-efficient, and comprehensive solution enables site-wide installation, simultaneous testing, and implementation of batch programs. In addition, our   technology identifies the compatibility of the code, converts it to the new standards required by customers, and analyzes converted programs to identify potential problems.

Investments and Acquisitions

In order to enhance our solutions and services portfolio, we have invested in certain complementary businesses as described below. For more information about our capital expenditures, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — How We Have Financed Our Business — Capital expenditures” elsewhere in this prospectus.

Following is a description of our principal investments and divestitures during the last three fiscal years, as well as those currently in progress:

Sale of Operations of BridgeQuest. In February 2013, we executed an agreement for the sale of the operations of BridgeQuest, Inc. and its relevant subsidiary. Total consideration for BridgeQuest Inc. was $6,500. In addition, as part of the sale agreement, we expect to receive additional consideration upon collection of existing account receivables. BridgeQuest Inc., a North Carolina corporation which managed and operated a professional outsourcing center in St. Petersburg, Russia, was purchased by us in April 2007. The consideration amounted to $2.0 million. Under the terms of the transaction, we committed to pay to the selling shareholders additional consideration computed based on BridgeQuest’s revenues and earnings before interest and taxes, during 2007 through 2009. For 2007, the contingent consideration amounted to $1.8 million and was recorded as goodwill in 2007. Under an amendment to the agreement entered into in January 2008, we granted to the selling shareholders warrants to purchase 200,000 BluePhoenix ordinary shares upon reaching a certain financial milestone. The warrants were valued at $2.5 million based on the Black-Scholes pricing model applied as of the commitment date, and such amount was recorded as additional goodwill in 2008. These warrants were exercised in 2008. On December 31, 2008, we signed an additional amendment to the purchase agreement, pursuant to which we paid to the selling shareholders in 2009 and 2010 additional aggregate consideration of $1.6 million. This amount was recorded as goodwill in 2008.

Sale of AppBuilder to Magic. In 2011, we entered into an agreement with Magic Software Enterprises Ltd., referred to as Magic, pursuant to which we sold to Magic our AppBuilder technology. The net consideration for the AppBuilder was $12.5 million, of which approximately $3.8 million was deposited in escrow. As of September 30, 2013, $100,000 was still held in escrow and is expected to be released upon the fulfillment of certain conditions. As a result of the transaction, we recorded a capital loss of $4.1 million in 2011, mostly derived from the realization of goodwill in the amount of $13.1 million. In 2012, we recorded a capital gain of $2.3 million in relation to proceeds received from this transaction. During the six months ended June 30, 2013, we recorded a capital gain of $786,000 due to money released from escrow.

In addition, as part of the agreement with Magic, we undertook to provide Magic with certain professional services during a three-year period commencing at the closing of the transaction. Revenues generated from these services in 2011 and 2012, were $483,000 and $1.44 million, respectively. Following the sale of operations of BridgeQuest Inc., we reached an understanding with respect to these services, whereby no additional revenues were generated or expected from these services in 2013.

Sale of Liacom. In May 2012, we completed the sale of our 51% share holdings in Liacom Systems Ltd. for an aggregate consideration of $1.7 million. This sale was part of our strategic plan to focus on the legacy modernization business. The proceeds from the sale were used to repay loans.

Sale of Knowledge Management Business. In June 2012, we entered into an agreement for the sale of our holdings in BluePhoenix Knowledge Management Systems Ltd., for a consideration of $550,000. We purchased the knowledge management business in December 2009 for approximately $3.0 million. The criteria for payment of additional contingent consideration were not met and therefore no additional consideration was accrued.

Danshir Software Ltd. and Danshir Tmurot Ltd. In January 2010, we acquired from two Israeli companies, Danshir Software Ltd. and Danshir Tmurot Ltd., through the temporary receiver appointed to the companies by the Israeli court, certain business activities in the field of professional services in Israel.  The companies are related to DSKnowledge Ltd., the business we purchased in December 2009. The total consideration paid for the activities of Danshir Software Ltd. and Danshir Tmurot Ltd. was $796,000, of which $93,000 was paid in 2009 as an advance.

Customers

We provide our modernization solutions directly to our customers or through our strategic partners, such as IBM, CSC, Oracle, Microsoft, HP, NCS, T-Systems, Cognizant, Capgemini and Dell. Additionally, from time to time, other IT services companies license our technologies for use in modernization projects in various markets. Our partners include system integrators, as well as other software vendors who assist us in increasing our penetration and exposure in the market. We provide solutions to our partners’ customers in collaboration with the system integrator’s team. In most cases, the partners provide related services to the customers. Our arrangements with our partners vary. We may enter into distribution agreements under which we grant license rights to our partners or to the partners’ customers or provide related services, or a combination of both. Alternatively, we may enter into subcontractor relationships with our strategic partners.

A substantial portion of our agreements are in the form of fixed price contracts. These projects bear risks and uncertainties as we price these contracts based on estimates of future costs, duration of the project, and the impact of potential changes in the scope of the work. We also enter into other types of contracts, including annual maintenance contracts, license agreements, and arrangements on a time and materials basis.

In 2012, NCS PTE Ltd. and CenterPoint Energy Service Company LLC accounted for 14.3% and 11.7% of our revenues, respectively. In 2011, no individual customer accounted for 10% or more of our revenues.    In 2010, SDC accounted for 21.8% of our revenues.

The following table summarizes the revenues from our technology and services by geographic regions based on the location of the end customer for the periods indicated:

	Year ended December 31,
	2012	2011	2010
	(in thousands)
North America	3,182	3,765	9,054
Europe	4,488	11,918	27,105
Israel	1,382	2,666	3,686
Other	1,572	3,121	2,127
	$10,624	$21,471	$41,972

Research and Development

We continue to reinvest in our company through our investment in technology and process improvement. We also invest in a skilled and specialized workforce. In 2012, our investment in research and development amounted to $691,000, as compared to $3.1 million in 2011 and $5.2 million in 2010. This decrease is attributable to the restructuring of the company’s activities to focus on the core business and products we intend to market in the future.  Accordingly, we reduced our investment in Client/Server tools and re-hosting tools. However, we have continued to invest and increased our investment in our application and database transformation software.

Enterprise IT Automated Migration

Language Migration — In the area of automated language migration, we continue to build on, and develop our COBOL and 4GL migration solutions. Our assets in the migration area cover an integrated migration tool — CTU, which includes automated migration of IBM Mainframe environment to Java or C# (COBOL, JCL, Utilities, Sort, VSAM and CICS). In addition, we have complimentary solutions for COOL:Gen, ADSO, Natural, PL/I and other transformations. We continue to extend the support target platform of these transformations to include J2EE and .NET platforms.

Chief Scientist Grants

PowerText — We received through a subsidiary, an aggregate of approximately $300,000 in grants from the Office of the Chief Scientist in the Ministry of Industry, Trade and Labor of the State of Israel, or the OCS, for the development of PowerText. PowerText is a software solution for automated electronic document mining, management and presentment. Royalties of 3% are payable to the OCS on all sales of PowerText up to 100% of the dollar-linked grant received.

The balance of the contingent liability relating to the royalties payable by our subsidiaries to the OCS, at December 31, 2012, amounted to approximately $235,000.

Other Grants

During 2007, our subsidiary, I-Ter, received an amount of $585,000 from the Ministry of Production in Italy for I-Ter’s Easy4Plan product. 36.5% of the funds received constitute a grant, and the remaining 63.5%, is a 10-year loan to be repaid by I-Ter in annual installments until September 2018. The loan bears a minimal annual interest of 0.87% and is linked to the euro. As of December 31, 2012, the remaining loan balance was approximately $210,000. Our subsidiary’s operations have been reduced significantly, which may result in the Ministry of Production in Italy requiring the immediate repayment of the full outstanding loan amount.

Intellectual Property

We rely on a combination of trade secret, copyright, and trademark laws and nondisclosure agreements, to protect our proprietary know-how. Our proprietary technology incorporates processes, methods, algorithms, and software that we believe are not easily copied. Despite these precautions, it may be possible for unauthorized third parties to copy aspects of our products or to obtain and use information that we regard as proprietary. However, we believe that with regard to most of our solutions, because of the rapid pace of technological change in the industry, patent and copyright protection are less significant to our competitive position than factors such as the knowledge, ability, and experience of our personnel, new product development, and ongoing product maintenance and support.

Challenges and Opportunities

In a market that continues to innovate and evolve, new technologies and practices, by definition, render existing technology deployments out-of-date or legacy. By the same measure, however, in order for us to capitalize on the constant source of legacy solutions, we must evolve our solutions portfolio to deal with the changing definition of what constitutes “leading edge” technologies and the growing set that is deemed to be “legacy.” Over time, as one legacy set of technologies is gradually replaced, we must be capable of addressing the modernization needs of the next set of aging technologies. However, these cycles are slow and provide us with the time to update our technology and build the necessary knowledge in house.

The fact that the modernization needs of the market are evolving on a constant basis, necessitates that we be capable of tracking and predicting changes in technologies. Anticipating the needs of the IT modernization market and delivering new solutions that satisfy the emerging needs is a critical success factor.

However, even if we develop modernization solutions that address the evolving needs of the legacy IT modernization market, we cannot assure that there will be a predictable demand for our offerings. Variables ranging from the macro-economic climate, to the competitive landscape, to the perceived need that the enterprise market has for a specific modernization solution, may have an impact such as, a longer sales cycle or increased pricing pressure.

To keep up with the anticipated growing demand for our solution, we must retain our highly skilled personnel in the fields of project management, legacy systems, and leading modern technologies. Maintaining and growing the requisite skill base can be problematic; personnel with an understanding of legacy technologies is a finite resource and the market for recruiting and retaining such skills can be highly competitive.

Competition

Legacy Modernization

We face competition for our solution from various entities operating in the market. At the highest level, the legacy IT modernization market competes with two other approaches that can be employed to evolve the operating capabilities of a business: re-building business systems from scratch or buying a commercially available application package that can be configured to serve the specific needs of a particular business. The benefits of each approach have been widely documented by major research firms such as Gartner Group and Forrester Research. It is typically understood that legacy IT modernization provides several key advantages over the other two, including:

●	Lowest risk — existing tried, tested and proven information technology is leveraged directly and translated into a version of itself based on a newer technology (Software and /or Hardware platform);

●	Least cost and time; and

●	Least impact on the business and professional skill set.

However, some enterprises still choose to abandon legacy technologies and invest in the redevelopment of new business applications.

The modernization market in which we operate is highly competitive. The principal competitive factors affecting the market for our modernization solutions include:

●	the ability to offer automated solutions for legacy IT modernization;

●	the range and number of languages, operating systems and databases supported by said technology;

●	tool functionality, performance, and reliability;

●	the extent and range of ancillary professional services that can be offered in conjunction with the actual modernization services;

●	availability of experienced personnel and with appropriate modernization subject matter expertise;

●	solution pricing;

●	local geographic presence in customer’s territory;

●	credibility in the market place, customer references and perceived financial stability;

●	the ability to respond in a timely manner to changing customer needs; and

●	the quality of operational support and maintenance for any delivered solution.

Competition in the legacy IT modernization field is, to a large extent, based upon the functionality of the available technology and personnel expertise. Vendors in this market address the modernization of legacy systems in different ways, and therefore do not always compete directly with others. Many small vendors, those that possess just a few niche modernization technologies or a focused set of skills, are only capable of addressing a small portion of the overall modernization market. Selected few others are able to offer comprehensive suites of integrated solutions and are able to address the broad set of needs encountered by businesses.

Our principal competitors consist of system integrators, offshore outsourcers, and tool vendors, including leading software developers, who provide replacement or modernization of legacy systems.

Major system integrators in our market include IBM, HP, Accenture and Capgemini, some of whom, we also partner with. IBM has established Legacy Modernization as a strategic aspect of its long-term application development strategy. Major system integrators have a specific and dominant advantage in the underlying application development infrastructure associated with many legacy environments (predominantly IBM mainframes) and a large service delivery capability. In some cases, we cooperate with some of these system integrators in providing specific solutions or portions of a comprehensive project. Major offshore outsourcers in the market include TCS, WIPRO, Infosys and Patni. Both systems integrators and offshore outsourcers have vertical market groups offering consulting and professional services. Although system integrators and offshore outsourcers often have the advantage of brand recognition and depth of resources, their ability to compete with purely automated tool-based modernization techniques is still limited. Modernization approaches that use relatively inexpensive offshore manual labor to conduct migration projects are still more expensive than those conducted using automated technology and are more prone to project risks and delays.

We also face competition from niche tools and solutions companies operating in the enterprise IT modernization continuum.

Examples of businesses that address specific sub-segments of the market include MicroFocus, Meta Ware, Ateras, Anubex, Migrationware, Alchemy Solutions, HTWC, Fresche Legacy, MSS International and Dell.

In addition, enterprises themselves represent one of the largest categories of competition. For a variety of reasons, many businesses choose to execute legacy IT modernization projects using their own internal IT resources. The rationale for a company to attempt to conduct modernization activities using in-house resources varies.

Reasons include wanting to justify the existence of available resources, the belief that using internal resources will be quicker or cheaper, and decision makers underestimating the complexity of modernization projects or failing to appreciate the benefits that can result by using experienced personnel and built-for-purpose technology.

Organizational Structure

We run our worldwide operations through several wholly owned and controlled subsidiaries, the significant of which are named below:

Name of Subsidiary	Ownership Interest	Country of Incorporation
BluePhoenix Solutions USA Inc.	100%	United States
BluePhoenix Solutions U.K. Limited	100%	United Kingdom
Bluephoenix Legacy Modernization s.r.l.	100%	Italy
BluePhoenix Solutions Srl.	100%	Romania
Zulu Software Inc.	72%	United States

Property, Plants and Equipment

We, together with our subsidiaries and affiliates, currently occupy approximately 1,347 square meters of office space. The aggregate annual rent we paid for our facilities in 2012 was $530,000. The following table presents certain information about our current facilities and the terms of lease of these facilities.

Country and State	City	Sq. Meters	Expiration	Annual anticipated rental fees in 2013 (*) in thousands $
Israel	Herzliya	242	December 2013	60
USA, Washington	Seattle	52	Month-to-Month	50
Romania	Bucharest	802	August 2015	139
United Kingdom	Buckinghamshire	12	March 2014	12
Italy	Riccione	4	December 2013	11
USA, Virginia	Herndon	235	November 2013	52
Total		1,347		324
________________________
(*) Includes related fees such as management fees, parking, etc.

If, in the future, we determine that we need additional space to accommodate our facilities, we believe that we will be able to obtain this additional space without difficulty and at commercially reasonable prices. We do not own any real property.

History and Development of the Company

We were incorporated in Israel in 1987 under the name A. Crystal Solutions Ltd. In 1996, we changed our name to Crystal Systems Solutions Ltd. and in 2003, we changed our name to BluePhoenix Solutions Ltd. Our registered office is located at 8 Maskit Street, Herzliya, 46733, Israel and our telephone number is: 972-9-9526110.  Our headquarters are located at 601 Union Street, Suite 4616, Seattle, Washington, 98101 and our telephone number is (206) 395-4152.

MANAGEMENT

Directors and Senior Management

The following table describes information about our executive officers and directors as of September 30, 2013. The business address for our directors and officers is 601 Union Street, Suite 4616, Seattle, Washington, 98101.

Name	Age	Position

Melvin L. Keating	66	Chairman of the Board
Matt Bell	40	Chief Executive Officer
Rick Rinaldo	48	Chief Financial Officer
Brian Crynes (1)(2)(3)	66	Director
Carla Corkern (1)(2)(3)	46	Director
Thomas J. Jurewicz (1)(2)	49	Director
Harel Kodesh	55	Director
________________
(1)	Member of the audit committee and compensation committee.

(2)	Independent director under The NASDAQ Global Market listing requirements.

(3)	An outside director.

Melvin L. Keating has served as a director and chairman of our board of directors since January 2012. Mr. Keating has served as a consultant to various private equity firms since October 2008, and has served as a director of various corporations as described below. From October 2005 through October 2008, Mr. Keating was president and chief executive officer of Alliance Semiconductor Corp., in Santa Clara, CA, a worldwide manufacturer and seller of semiconductors (NASDAQ). Mr. Keating is currently a director of several other publicly traded companies, including Red Lion Hotels Corp (NYSE), API Technologies Corp (NASDAQ) and Marlborough Software Development (successor to Bitstream Inc.). Mr. Keating holds both an MS in accounting and an MBA in finance from the Wharton School at the University of Pennsylvania and holds a B.A. in art history from Rutgers University.

Matt Bell has served as our chief executive officer since July 2012. Prior to joining our company, in 2011, Mr. Bell served as chief operating officer at PitchBook Data, Inc. Between 2007 and 2011, Mr. Bell served as vice president of sales and business development for three enterprise startup companies backed by a venture capital firm from Seattle, WA. Mr. Bell also served as general manager of sales of RealNetworks where he managed the enterprise, education, government, and ASP sales throughout North America. He also managed all enterprise OEM business globally. Mr. Bell holds a B.A. in business and administration specializing in marketing and finance from the University of Washington.

Rick Rinaldo has served as our chief financial officer since April 2013. Prior to this position, between 2009 and 2013, Mr. Rinaldo worked for Expedia.com running the treasury operations group which included worldwide responsibilities for cash management, investments and insurance.  Prior to that, Rick had over 15 years of financial experience at various positions. Mr. Rinaldo holds a B.S. in finance from California State University.

Brian Crynes has served as a director and as a member of our audit committee since September 2012. Mr. Crynes served as interim chief information officer at Russell Investments, during 2009 and 2010. Prior to that, from 2001 to 2008, Mr. Crynes served as chief information officer at Starbucks Coffee Company. Between 1997 and 2001, Mr. Crynes served as chief information officer at Coca-Cola Amatil, Ltd. Prior to that, from 1994 to 1997, Mr. Crynes served as business unit chief information officer at Bristol-Myers Squibb, Inc. Between 1989 and 1993, Mr. Crynes served as senior director, Cross Functional Systems at Apple, Inc. From 1983 to 1989, he served as vice president, information systems at New York Daily News, Inc. Mr. Crynes holds both a B.S. in mathematics and an M.B.A. in finance from the University of Scranton.

Carla Corkern has served as a director and as a member of our audit committee since April 11, 2013. Ms. Corkern has served as chief executive officer and chairman of the board of Talyst, Inc. since 2008. During 2006 and 2007, she served as president of extended care at Talyst, Inc. and thereafter, until 2008, she served as chief operating officer. Between 2004 and 2006, Ms. Corkern served as vice president of engineering and chief operations officer at Vykor, Inc. During 2004, Ms. Corkern acted as principal of Cosmochan Consulting. In 2001 and 2002, she served as vice president and general manager of Netegrity, and from 1999 to 2001, she served as vice president, professional services and training at DataChannel Inc. Ms. Corkern was the president and founder of Isogen International, until its sale to DataChannel Inc. in 1999. Ms. Corkern holds a BS in technical communication finance from Louisiana Tech University.

Thomas J. Jurewicz has served as a director since December 2012 and as a member of our audit committee since February 2013. Between 1999 and 2011, Mr. Jurewicz held various financial positions at VMware, Inc. and its subsidiaries, including treasurer, interim CFO, director and EMEA controller. Prior to that, Mr. Jurewicz held various financial roles at CMC Industries, Inc., NETCOM and On-Line Communications. Early in his career, he was an investment banker for Merrill Lynch & Co. Mr. Jurewicz holds an MBA from Stanford University, and a BS in applied mathematics from Yale University.

Harel Kodesh has served as a director since June 2012. Mr. Kodesh has served as an executive vice president at VMware since 2011. Prior to that, between 2008 and 2011, Mr. Kodesh was the president of EMC’s Cloud Infrastructure Business and the chief executive officer of Decho, an EMC subsidiary, focused on personal information management in the cloud. Between 2003 and 2008, Mr. Kodesh served as chief product officer at Amdocs, Inc. Prior to that, Mr. Kodesh held a variety of executive positions at Microsoft, including vice president of the information appliance division. During 2000 until 2003, Mr. Kodesh served as president and chief executive officer of Wingcast, Inc., a company formed by Qualcomm and Ford Motor Company to provide services for sending, receiving, and storing information via telecommunication devices to the automotive industry. Mr. Kodesh has MSc in electrical engineering and BSc in computer engineering from the Israel Institute of Technology in Haifa, Israel.

Compensation

In 2012, we paid to all of our directors and executive officers, as a group (14 persons), aggregate remuneration of approximately $758,000. This amount includes cash, bonuses and amounts set aside or accrued to provide pension, social security or similar benefits. This amount does not include amounts expended by us for automobiles made available to our officers and expenses reimbursed to officers (including business travel, professional and business association dues and expenses), RSUs and stock option expenses. During 2012, we granted to all of our directors and executive officers, as a group (14 persons), an aggregate of 387,854 RSUs and options to purchase an aggregate of 300,000 ordinary shares.

Under Israeli law, we are not required to disclose, and have not otherwise disclosed, the compensation of our senior management and directors on an individual basis.

Compensation Committee

In December 2012, an amendment to the Companies Law came into effect which requires publicly traded companies, like us, to establish a compensation committee. In addition, under this amendment, we were required to adopt a compensation policy, to be recommended by the compensation committee, with respect to the remuneration of our officers and directors. Such compensation policy must include, among others, certain mandatory provisions as stipulated in the amendment.

The compensation committee is responsible to periodically advise the board of directors as to the necessity to update the compensation policy and to examine its implementation. In the event that a compensation policy is set to expire after a period longer than three years, the compensation committee shall advise the board, every three years, whether such policy should be amended, discontinued or remain intact.

In addition, under the Companies Law, the compensation committee is authorized to approve the compensation of certain officers, including the chief executive officer, the company’s directors and the controlling shareholder, if he or she is employed by the company. Furthermore, the compensation committee is authorized to exempt the company from bringing the chief executive officer’s compensation to shareholders approval, under certain circumstances stipulated in the Companies Law.

According to the Companies Law, the compensation committee shall be comprised of no less than three directors and only directors eligible to serve as members of the audit committee may serve on the compensation committee. All of the outside directors must serve as members of the compensation committee and shall constitute a majority thereof. The chairman shall be an outside director. The compensation of all members of the compensation committee shall be identical. Our compensation committee is comprised of those three members serving on the audit committee, which currently include our two outside directors and Tom Jurewicz.

Compensation Policy

In February 2013, our board of directors approved our compensation policy (following the recommendation of our compensation committee), which was further approved by our shareholders in April 2013.

According to the Companies Law, the compensation of our directors and officers must be approved in accordance with our compensation policy, unless certain procedural and substantive requirements are met.

Subject to any extraordinary circumstances stipulated in the Companies Law, the compensation of our officers (who do not also serve as directors), including options, other share-based compensation, procurement of insurance coverage and indemnification, is subject to the approval of the compensation committee and board of directors. The compensation of our directors and chief executive officer is also subject to shareholder approval.

The renewal of our officers’ compensation package (including our chief executive officer) may be approved by our compensation committee (without requiring the approval of our board of directors and shareholders) if the compensation committee has determined that the renewed package is not materially different from his or her previous package.

Compensation of Our Officers

We maintain written employment agreements or consultancy agreements with our officers. The employment and consultancy agreements are mostly unlimited in term and may be terminated by us upon a six-month prior notice. If we terminate the employment or consultancy agreements, we are required to pay the usual severance pay in accordance with applicable law. In certain cases, we may be required to pay additional severance pay equal to salary and benefits during a period of up to six months and acceleration of RSUs and options granted but not yet vested. The agreements with our officers provide for annual base salary or fees and other benefits such as vacation, sick leave, provision of an automobile, insurance contributions, and non-compete and confidentiality agreements.

Compensation of Our Non-Employee Directors

Our non-employee directors, currently including Mel Keating, the chairman of our board of directors, Tom Jurewicz and Harel Kodesh, receive a compensation package, as approved in accordance with the Companies Regulations (Reliefs in Transactions with Related Parties) 2000 in the same amounts and on such terms payable to our outside directors, in accordance with the Companies Regulations (Rules for the Payment of Remuneration and Expenses of Outside Directors) 2002, referred to as the Outside Directors Regulations, as follows:

(a)
Cash Compensation — an annual total compensation of $20,000 consisting of the annual payment (Gmul Shnati), payable in quarterly installments in accordance with the Outside Directors Regulations and per meeting payment (Gmul Hishtatfut), which shall be paid following each meeting in accordance with the Outside Directors Regulations; and

(b)
RSUs Compensation — 30,000 RSUs to be granted to each non-employee director upon his or her initial appointment to the board of directors (and every three years thereafter), under the same terms of the RSUs granted to the outside directors. The RSUs shall vest and become exercisable in equal monthly installments over a period of 36 months following the date of grant.

 The grant of the RSUs is made under the terms set forth in our 2007 Award Plan and in accordance with our standard grant letter. In the event of a change of control pursuant to which (i) any shareholder holding less than 25% of the outstanding share capital of the company on the date of grant (except for the three shareholders) shall hold at least 50% of the outstanding share capital of the company;  or (ii) a merger or a sale of 50% or more of the company’s activities shall be effected (each of (i) and (ii), referred to herein as a “Change of Control”), then all outstanding RSUs previously granted, shall be automatically vested.

 Compensation of the Chairman of the Board of Directors

On April 11, 2013, our shareholders approved, following the approval of our compensation committee and board of directors, in accordance with the Companies Law, a compensation package for Mr. Keating similar to the compensation package for the non-employee directors, with the exception that the number of RSUs granted to Mr. Keating shall be 45,000 RSUs which shall be granted following the shareholders’ approval and shall vest and become exercisable in equal monthly installments over a 36 month period, beginning on March 1, 2013.

It was further resolved by the shareholders, that any chairman of the board appointed from time to time, other than Mr. Keating, shall be entitled to the compensation generally payable to our non-employee directors.

Compensation of Our Outside Directors

In September 2012, our shareholders approved, following the approval of our audit committee and our board of directors, the compensation payable to our outside directors, in accordance with the Companies Regulations (Rules for the Payment of Remuneration and Expenses of Outside Directors) 2002, as follows:

(a)
Cash Compensation — an annual total compensation of $20,000 consisting of the annual payment (Gmul Shnati ), payable in quarterly installments in accordance with the Outside Directors Regulations and per meeting payment (Gmul Hishtatfut), which shall be paid following each meeting in accordance with the Outside Directors Regulations; and

(b)
RSUs Compensation — 30,000 RSUs to be granted to each outside director upon his or her initial appointment to the board of directors (and every three years thereafter). The RSUs shall vest and become exercisable in equal monthly installments over a period of 36 months following the date of grant.

The grant of the RSUs is made under the terms set forth in our 2007 Award Plan and in accordance with our standard grant letter. In the event of a Change of Control, then all outstanding RSUs previously granted, shall be automatically vested.

Board Practices

Pursuant to our articles of association, directors are elected at a general meeting of our shareholders by a vote of the holders of a majority of the voting power represented at the meeting. Additional directors may be elected between general meetings by a majority of our directors. Our board is comprised of five persons, four of which have been determined to be independent within the meaning of the applicable NASDAQ requirements. Two of these independent directors also serve as outside directors mandated under Israeli law and subject to additional criteria to help ensure their independence (See “Outside Directors under the Companies Law” below). Each director, except for the outside directors, holds office until the next annual general meeting of shareholders, when, subject to any law, such director may be reappointed for an additional term of service. Officers are appointed by our board of directors.

Under the Companies Law, a person who lacks the necessary qualifications and the ability to devote an appropriate amount of time to the performance of his or her duties as a director shall not be appointed to serve as a director of a publicly traded company. While determining a person’s compliance with such provisions, the company’s special requirements and its scope of business shall be taken into account. Where the agenda of a shareholders meeting of a publicly traded company includes the appointment of directors, each director nominee is required to submit a declaration to the company confirming that he or she has the necessary qualifications and he or she is able to devote an appropriate amount of time to performance of his or her duties as a director. In the declaration, the director nominee shall specify his or her qualifications and confirm that the restrictions set out in the Companies Law do not apply.

In addition, each director nominee must include in his or her declaration a statement, the content of which shall be that he or she was not convicted for certain criminal or securities laws offenses provided under the Companies Law. Any person nominated to serve as an office holder of a publicly-traded company shall also comply with such disclosure requirements.

Furthermore, under the Companies Law, a person shall not be appointed as a director or an office holder of a publicly-traded company (i) if a court has ordered that due to the severity and circumstances of an offense committed by a nominee, such nominee is not fit to serve as a director or an office holder of a public company; or (ii) the administrative enforcement committee mandated under the Israeli Securities Law, 1969, referred to as the Securities Law, imposed on such nominee restrictions with respect to serving as a director or office holder, as applicable, of a publicly-traded company for a certain period of time.

Under the Companies Law, if a director or office holder ceases to comply with any of the requirements provided in the Companies Law, such director must notify the company immediately, and his or her term of service shall terminate on the date of the notice.

Outside Directors under the Companies Law

Under the Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel, are required to appoint at least two outside directors.

The Companies Law provides that a person may not be appointed as an outside director if such person is a relative of the controlling shareholder, or if such person or the person’s relative, partner, employer, another person to whom he was directly or indirectly subject, or any entity under the person’s control, has, as of the date of the person’s appointment to serve as outside director, or had, during the two years preceding that date, any affiliation with any of the following:

●	the company;

●	the company’s controlling shareholder;

●	a relative of the controlling shareholder;

●	any entity controlled by the company or by the controlling shareholder; or

●
if the company has no controlling shareholder or a shareholder holding 25% or more of the voting rights — a person that at the time of appointment is the chairman of the board of directors, the chief executive officer or the most senior financial officer of the company, or a shareholder holding 5% or more of the outstanding shares or voting rights of the company.

The term “affiliation” includes:

●	an employment relationship;

●	a business or professional relationship maintained on a regular basis;

●	control; and

●	tenure as an office holder.

No person may serve as an outside director if: (a) the person’s position or other business activities create, or may create a conflict of interest with the person’s responsibilities as an outside director or may otherwise interfere with the person’s ability to serve as an outside director; (b) at the same time such person serves as a director of another company on whose board of directors, a director of the other company serves as an outside director; (c) the person is an employee of the Israel Securities Authority or of an Israeli stock exchange; (d) such person or such person’s relative, partner, employer or anyone to whom such person is directly or indirectly subordinate, or any entity under such person’s control, has business or professional relations with any person or entity he or she should not be affiliated with, as described in the preceding paragraph, unless such relations are negligible; or (e) such person received compensation, directly or indirectly, in connection with his or her service as a director, other than as permitted under the Companies Law and the regulations promulgated thereunder.

If, at the time of election of an outside director, all other directors who are not controlling shareholders of such company or their relatives, are of the same gender, the outside director to be elected must be of the other gender. Outside directors are elected by a majority vote at a shareholders’ meeting, provided that either:

(1)
a majority of the shareholders who are not controlling shareholders and who do not have a personal interest in the appointment (other than a personal interest which does not stem from an affiliation with a controlling shareholder), present and voting at the meeting, voted in favor of the appointment; or

(2)
the non-controlling shareholders or shareholders who do not have a personal interest in the appointment (other than a personal interest which does not stem from an affiliation with a controlling shareholder) who were present and voted against the election, hold no more than two percent of the voting rights at the company.

Pursuant to the Companies Law, all outside directors must have financial and accounting expertise or professional qualifications, and at least one outside director must have financial and accounting expertise. The terms “financial and accounting expertise” and “professional qualifications” have been defined in regulations promulgated under the Companies Law.

If an outside director ceases to comply with any of the requirements provided in the Companies Law with respect to the appointment of outside directors, such outside director must notify the company immediately, and his or her term of service shall terminate on the date of such notice.

Outside directors are elected for a three-year term and may be re-elected for two additional terms of three years each, provided that with respect to the appointment for each such additional three-year term, one of the following has occurred:

(a) the reappointment of the outside director has been proposed by one or more shareholders holding together one percent or more of the voting rights in the company, and the appointment was approved at the general meeting of the shareholders by a simple majority, provided that: (i) in calculating the majority, votes of controlling shareholders or shareholders having a personal interest in the appointment (other than a personal interest which does not stem from an affiliation with the controlling shareholder) and abstentions are disregarded; and (ii) the total number of shares which voted for the appointment held by shareholders who do not have a personal interest in the appointment (other than a personal interest which does not stem from an affiliation with a controlling shareholder) and/or who are not controlling shareholders, exceed two percent of the voting rights in the company; or

(b) the reappointment of the outside director has been proposed by the board of directors and the appointment was approved by such special majority required for the initial appointment of an outside director.

At present, Brian Crynes and Carla Corkern serve as our outside directors. Mr. Crynes is to hold office until September 4, 2015 and Ms. Corkern is to hold office until April 10, 2016. In accordance with the Israeli Companies Regulations (Alleviation for Public Companies Whose Shares are Listed on a Stock Exchange Outside of Israel) 2000, referred to as the Alleviation Regulations, Israeli companies whose shares are listed on a stock exchange outside of Israel, such as our company, may re-appoint an outside director for additional terms not exceeding three years each, beyond the three three-year terms generally applicable, provided that, if an outside director is being re-elected for an additional term or terms beyond the three three-year terms: (i) the audit committee and board of directors must determine that, in light of the outside director’s expertise and special contribution to the board of directors and its committees, the re-election for an additional term is to the company’s benefit; (ii) the outside director must be re-elected by the special majority required for the initial appointment and subject to the provisions stipulated in the Companies Law; and (iii) the term during which the nominee has served as an outside director and the reasons given by the audit committee and board of directors for extending his or her term of service must be presented to the shareholders prior to approval of the reappointment.

Each committee exercising the powers of the board of directors is required to include at least one outside director. However, the audit committee is required to include all outside directors serving on the board of directors.

An outside director is entitled to compensation as provided in regulations promulgated under the Companies Law and is otherwise prohibited from receiving any compensation, directly or indirectly, in connection with services provided as an outside director. For more information about the compensation of our outside directors, see “Compensation of Our Outside Directors” above.

Independent Directors under the Companies Law

Pursuant to the Companies Law, a public company, such as BluePhoenix, may include in its articles of association provisions relating to corporate governance. Such provisions may include the number of directors which shall be independent of management. Alternatively, a company may adopt the proposed standard provision included in a supplement to the Companies Law, under which a majority of the directors are to be independent, or, if the company has a controlling shareholder or a 25% or more shareholder, that at least one-third of the directors serving on the board be independent. An “independent director” is defined as a director who meets all of the following:

●
the audit committee confirms that he or she meets the qualifications for being appointed as an outside director, except for the requirement for financial and accounting expertise or professional qualifications; and

●
he or she has not served as a director of the company for a period exceeding nine consecutive years. For this purpose, a break of up to two years in the service shall not be deemed to interrupt the continuation of the service.

The Alleviation Regulations provide that a director in a company whose shares are listed in a stock exchange outside of Israel, such as BluePhoenix, who meets the criteria of an independent director under the relevant non-Israeli rules relating to independence standards for audit committee membership and who meets certain non-affiliation criteria, which are less stringent than those applicable to outside directors, would be deemed an “independent” director pursuant to the Companies Law provided he or she has not served as a director for more than nine consecutive years. For these purposes, ceasing to serve as a director for a period of two years or less is not deemed to sever the consecutive nature of such director’s service. In accordance with the Alleviation Regulations, a company whose shares are listed in a stock exchange outside of Israel may extend the term of service of its independent directors beyond nine years, for additional terms of service, each of which shall be no more than three years.

As of the date of this prospectus, our articles of association have not yet been amended to include these provisions of the Companies Law relating to corporate governance.

Qualifications of Other Directors under the Companies Law

Under the Companies Law, the board of directors of a publicly traded company is required to make a determination as to the minimum number of directors who must have financial and accounting expertise according to criteria that is defined in regulations promulgated under the Companies Law. In accordance with the Companies Law, the determination of the board should be based on, among other things, the type of the company, its size, the volume and complexity of its activities and the total number of directors serving on the board. Based on the aforementioned considerations, our board determined that the number of directors with financial and accounting expertise in our company shall not be less than two.

Audit Committee

The Companies Law requires public companies to appoint an audit committee, comprised of at least three directors, and which shall include all of the company’s outside directors. The majority of the members of the audit committee must be independent directors. The Companies Law further stipulates that the following may not serve as members of the audit committee: (a) the chairman of the board of directors; (b) any director employed by or providing services on an ongoing basis to the company, to the controlling shareholder of the company or an entity controlled by the controlling shareholder of the company; (c) a director whose main income derives from the controlling shareholder; and (d) the controlling shareholder or any relative of the controlling shareholder.

In addition, under applicable NASDAQ rules, we are currently required to have a majority of our board members independent and to maintain an audit committee, whose members are independent of management. Our outside directors, as well as Messrs. Tom Jurewicz and Harel Kodesh, qualify as independent directors under the applicable NASDAQ rules and those of the Securities and Exchange Commission. We have established an audit committee, consisting of Tom Jurewicz and our two outside directors, Brian Crynes and Carla Corkern. The board has determined that Tom Jurewicz is an “audit committee financial expert” as defined by applicable SEC regulations.

Under the Companies Law, the responsibilities of the audit committee include: (a) identifying flaws in the management of a company’s business and making recommendations to the board of directors as to how to correct them; (b) with respect to certain actions involving conflicts of interests and with respect to certain related party transactions, deciding whether such actions are material actions and whether such transactions are extraordinary transactions, for the purpose of approving such actions or transactions; (c) reviewing and deciding whether to approve certain related party transactions and certain transactions involving conflicts of interest, when such authority with respect to such transactions is granted by law to the audit committee; (d) reviewing the comptroller’s work program; (e) examining the company’s internal control structure and processes, the performance of the comptroller and whether the comptroller has at his or her disposal the tools and resources required to perform his or her duties, considering, inter alia, the special needs of the company and its size; (f) examining the external auditor’s scope of work, as well as the external auditor’s fees and providing the corporate organ responsible for determining the external auditor’s fees with its recommendations; and (g) providing for arrangements as to the manner in which the company deals with employee complaints with respect to deficiencies in the administration of the company’s business, and protection to be provided to such employees.

In accordance with the Sarbanes-Oxley Act and NASDAQ requirements, our audit committee is directly responsible for the appointment, compensation and oversight of our independent auditors. In addition, the audit committee is responsible for assisting the board in monitoring our financial statements and the effectiveness of our internal controls. We have adopted a formal audit committee charter that we have implemented, embodying these responsibilities. The audit committee reviews and reassesses the adequacy of the audit committee charter on an annual basis.

Our board of directors authorized our audit committee to act as committee for review of financial statements under the Companies Regulations (Provisions and Terms with Respect to Procedures for Approval of Financial Statements), 2010. Under the regulations, the committee for review of financial statements is required to make recommendations to our board of directors with respect to various issues related to the financial statements, at a reasonable time prior to the approval the financial statements by the board of directors.

Comptroller

Under the Companies Law, the board of directors is required to appoint a comptroller, nominated by the audit committee. The role of the comptroller is to examine, among other matters, whether the company’s actions comply with the law and orderly business procedure. Under the Companies Law, the comptroller may be an employee of the company but not an office holder, or an interested party (defined as a holder of 5% or more of the voting rights in the company or of its issued share capital, the chief executive officer of the company or any of its directors, or a person who has the authority to appoint the company’s chief executive officer or any of its directors), or a relative of an office holder or of an interested party. In addition, the company’s external auditor or its representative may not serve as the company’s comptroller.

Approval of Certain Transactions under the Companies Law

The Companies Law codifies the fiduciary duties that “office holders,” including directors and executive officers, owe to a company. An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of loyalty includes (i) avoiding any conflict of interest between the office holder’s position in the company and his or her personal affairs; (ii) avoiding any competition with the company; (iii) avoiding exploiting any business opportunity of the company in order to receive a personal advantage; and (iv) revealing to the company any information or documents relating to the company’s affairs that the office holder has received due to his position as an office holder. Each person listed in the table under “Directors and Senior Management” above is an office holder.

Under the Companies Law, arrangements regarding the compensation of directors require the approval of the audit committee, the board of directors and shareholder approval, except in certain circumstances prescribed in regulations promulgated under the Companies Law.

The Companies Law requires that an office holder of a company promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. In addition, if the transaction is an “extraordinary transaction” as defined under the Companies Law, the office holder must also disclose any personal interest held by the office holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants, siblings and parents and the spouses of any of the foregoing.

In addition, the office holder must also disclose any interest held by any corporation in which the office holder owns 5% or more of the share capital, is a director or general manager or in which he or she has the right to appoint at least one director or the general manager. An “extraordinary transaction” is defined as a transaction conducted outside the ordinary course of business, a transaction deviating from otherwise acceptable market terms or a transaction which is likely to have a material impact on the company’s profitability, assets or liabilities.

Following the disclosure by the office holder of his or her interest in the transaction, the transaction is required to be approved by such entities prescribed under the Companies Law, provided that the transaction is not adverse to the company’s interest. If the transaction is an extraordinary transaction, the company must receive any approval stipulated by its articles of association, the approval of the audit committee and the approval of the board of directors. In some circumstances, shareholder approval is also required. A director who has a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee may generally not be present at this meeting or vote on this matter unless the majority of the board members or members of the audit committee, as applicable, have a personal interest in such matter and in such case, the matter is required to also be approved by the shareholders of the company.

The Companies Law applies the same disclosure requirements to a controlling shareholder of a public company, including a shareholder holding 25% or more of the voting rights in the company if no other shareholder owns more than 50% of the voting rights in the company. If two or more shareholders are interested parties in the same transaction, their shareholdings are combined for the purposes of calculating percentages. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, as well as any engagement by a public company with a controlling shareholder or with the controlling shareholder’s relative, directly or indirectly, with respect to the provision of services to the company, and if such person is also an office holder or an employee of such company, with respect to such person’s terms of compensation, require the approval of the audit committee, the board of directors and the shareholders of the company. The shareholder approval must include at least a majority of the shareholders who have no personal interest in the transaction and are voting on the subject matter or, alternatively, the total shares held by those who have no personal interest in the transaction who vote against the transaction must not represent more than two percent of the voting rights in the company. In certain cases provided in regulations promulgated under the Companies Law, shareholder approval is not required. The Israeli Minister of Justice may determine different percentages. Transactions that are for a period of more than three years generally need to be brought for approval in accordance with the above procedure every three years. A “Controlling Shareholder” for this purpose is defined as a person or entity that has the ability to control the company’s affairs. A person or entity shall be presumed to have the ability to control the company’s affairs if (i) it holds 50% or more of any controlling means in the company; or (ii) it holds 25% or more of the voting rights in the company, if no other person holds more than 50% of the voting rights.

The approvals of the board of directors and shareholders are required for a private placement of securities (or a series of related private placements (i) during a 12-month period offered to the same offeree, its representative, relative or an entity controlled by any of them, and if the offeree is an entity — any of its controlling shareholder, controlling shareholder’s relative or an entity controlled by any of the foregoing; or (ii) during a 12-month period and in which the consideration is paid with the same asset, while different securities of the same company would be considered as the same asset; or (iii) that are part of one continuous transaction or transactions conditioned one upon each other) in which:

●
the securities issued represent at least 20% of the company’s actual voting power prior to the issuance of such securities, and such issuance increases the relative holdings of a 5% shareholder or causes any person to become a 5% shareholder, and the consideration in the transaction (or a portion thereof) is not in cash or in securities listed on a recognized stock exchange, or is not at a fair market value; or

●	a person would become, as a result of such transaction, a controlling shareholder of the company.

Under the Companies Law, a shareholder has a duty to act in good faith towards the company and other shareholders and to refrain from abusing his power in the company including, among other things, voting in a general meeting of shareholders on the following matters:

●	any amendment to the articles of association;

●	an increase of the company’s authorized share capital;

●	a merger; or

●	approval of interested party transactions which require shareholder approval.

In addition, any controlling shareholder, any shareholder who knowingly possesses power to determine the outcome of a shareholder vote and any shareholder who, pursuant to the provisions of a company’s articles of association, has the power to appoint or prevent the appointment of an office holder in the company, is under a duty to act with fairness towards the company. The Companies Law does not describe the substance of this duty.

For information concerning personal interests of certain of our office holders and our principal shareholders in certain transactions with us, see “Principal Shareholders and Related Party Transactions” below.

Exculpation, Insurance and Indemnification of Directors and Officers

Under the Companies Law, an Israeli company may not exempt an office holder from liability with respect to a breach of his duty of loyalty, but may exempt in advance an office holder from his liability to the company, in whole or in part, with respect to a breach of his duty of care, provided, however, that such a breach is not related to a distribution of a dividend or any other distribution by the company.

Office Holders Insurance

Our articles of association provide that, subject to the provisions of the Companies Law, we may enter into a contract for insurance of all or a part of the liability of any of our office holders imposed on the office holder in respect of an act performed in his or her capacity as an office holder, in respect of each of the following:

●	a breach of his duty of care to us or to another person;

●	a breach of his duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that such act would not prejudice our interests; or

●	a financial obligation imposed on him or her in favor of another person.

In addition, our articles of association provide that, subject to the provisions of the Companies Law and the Securities Law, we may enter into a contract to insure an office holder for (i) expenses, including reasonable litigation expenses and legal fees, incurred by the office holder as a result of a proceeding instituted against such office holder in relation to (A) infringements that may impose financial sanction pursuant to the provisions of Chapter H’3 of the Securities Law; or (B) administrative infringements pursuant to the provisions of Chapter H’4 of the Securities Law; or (C) infringements pursuant to the provisions of Chapter I’1 of the Securities Law; and (ii) payments made to the injured parties of such infringement under Section 52(54)(a)(1)(a) of the Securities Law.

Indemnification of Office Holders

Our articles of association provide that, subject to the provisions of the Companies Law and the Securities Law, we may indemnify an office holder to the fullest extent permitted by the Companies Law and the Securities Law, with respect to the following liabilities, expenses and payments, provided that such liabilities, expenses and payments were incurred by such office holder in his or her capacity as our office holder:

(i)  a financial obligation imposed on an office holder in favor of another person by a court judgment, including a compromise judgment or an arbitrator following liabilities, expenses;

(ii)  reasonable litigation expenses, including legal fees, incurred by an office holder as a result of Criminal Inquiry or an investigation or proceeding instituted against such office holder by a competent authority, which inquiry or investigation or proceeding has ended without the filing of an indictment and without an imposition of financial liability in lieu of a criminal proceeding, or has ended in the imposition of a financial obligation in lieu of a criminal proceeding without the filing of an indictment for an offence that does not require proof of mens rea or in connection with financial sanction (the phrases “proceeding that has ended without the filing of an indictment” and “financial obligation in lieu of a criminal proceeding” shall have the meanings ascribed to them in Section 260(a)(1a) of the Companies Law;

(iii) expenses, including reasonable litigation expenses and legal fees, incurred by an office holder as a result of a proceeding instituted against him or her in relation to (a) infringements that may impose financial sanction pursuant to the provisions of Chapter H’3 of the Securities Law; or (b) administrative infringements pursuant to the provisions of Chapter H’4 of the Securities Law; or (c) infringements pursuant to the provisions of Chapter I’1 of the Securities Law;

(iv)  reasonable legal expenses, including attorney’s fees, which the office holder incurred or with which the office holder was charged by a court of law, in a proceeding brought against the office holder, by us or on our behalf or by another person, or in a criminal prosecution in which the office holder was acquitted, or in a criminal prosecution in which the office holder was convicted of an offense that does not require proof of mens rea (criminal intent); and

(v) payments to an injured party of infringement under Section 52(54)(a)(1)(a) of the Securities Law.

Subject to the provisions of the Companies Law and the Securities Law, we may undertake to indemnify an office holder in advance with respect to (i) financial obligations as specified in paragraph (i) above, provided, that the undertaking is limited to categories of events which, in the opinion of our board of directors can be foreseen, based on our actual activities at the time the undertaking to indemnify was given, and in such amounts set by our board of directors as reasonable; and (ii)  expenses, fees and payments as specified in paragraphs (ii), (iii), (iv) and (v) above. Subject to the provisions of the Companies Law and the Securities Law, we may also undertake to indemnify an office holder retroactively for expenses, fees and payments as specified above.

We have entered into an undertaking to indemnify our office holders in specified limited categories of events and in specified amounts, subject to the limitations set by the Companies Law and our articles of association, as described above. For more information, see “ Principal Shareholders and Related Party Transactions — Indemnification of Office Holders” below.

Limitations on Exemption, Insurance and Indemnification

The Companies Law provides that a company may not indemnify an office holder, enter into an insurance contract that would provide coverage for any monetary liability, or exempt an office holder from liability, with respect to any of the following:

●
a breach by the office holder of his duty of loyalty, except that the company may indemnify or provide insurance coverage to the office holder if the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

●	a breach by the office holder of his duty of care if the breach was done intentionally or recklessly, except for a breach that was made in negligence;

●	any act or omission done with the intent to derive an illegal personal benefit; or

●	any fine, civil fine or financial sanction levied against the office holder.

In addition, the Companies Law provides that a company may not indemnify or insure an office holder for a proceeding instituted against him or her pursuant to the provisions of Chapter H’3, H’4 and I’1 of the Securities Law.

Under the Companies Law, indemnification of, and procurement of insurance coverage for, our office holders must be approved by our audit committee and our board of directors and, in specified circumstances, by our shareholders.

We have procured directors’ and officers’ liability insurance and obtained all necessary approvals.

Employees

The table below presents certain information regarding the number of our employees, the sector in which they are employed and their geographical area of employment, at the end of each of the periods indicated.

	2012	2011	2010
Technical Experts	49	94	186
Research and Development	33	43	54
Sales, General and Administrative	26	43	60
Total	108	180	300

In Israel	19	59	101
In Europe	67	97	156
In the United States	22	24	43

As of September 30, 2013, the number of total employees was 97, 38 of which were technical experts, 34 in research and development and 25 in sales, general and administrative.

The numbers of employees indicated in the table above include expert consultants who we train for the implementation of our modernization tools and methodologies.

The decrease in the number of employees in 2012 compared to 2011 was mainly attributable to the sale of activities and subsidiaries. In addition, we continued with our effort to reduce costs which included, among others, dismissal of employees. The decrease in the number of employees in 2011 compared to 2010 was attributable to the implementation of our cost saving plan, which included, among others, dismissal of a significant amount of employees.

With respect to our employees in Israel, we are subject to various Israeli labor laws and labor practices, and to administrative orders extending certain provisions of collective bargaining agreements between the Histadrut (Israel’s General Federation of Labor) and the Coordinating Bureau of Economic Organizations (the Israeli federation of employers’ organizations) to all employees in Israel or in certain industries.

For example, mandatory cost of living adjustments, which compensate Israeli employees for a portion of the increase in the Israeli consumer price index, are determined, from time to time, on a nationwide basis. Israeli law also requires the payment of severance benefits upon the termination, resignation (in some instances) or death of an employee. We meet this requirement, inter alia, by contributing on an ongoing basis towards “managers’ insurance” and pension funds. In addition, Israeli employers and employees are required to pay specified percentages of wages to the National Insurance Institute. Other provisions of Israeli law and regulations govern matters such as the length of the workday, minimum wages, other terms of employment and restrictions on discrimination. We are also subject to the labor laws and regulations of other jurisdictions in the world where we have employees.

Share Ownership

The following presents information regarding the ownership of our ordinary shares by the persons listed in the table under “Directors and Senior Management,” as of September 30, 2013. The percentage of outstanding ordinary shares is based on 10,766,126 ordinary shares outstanding as of September 30, 2013 (excluding 69,404 ordinary shares held by BluePhoenix).

Name	Number of shares beneficially owned(1)	Percentage of outstanding ordinary shares	Number of Restricted Share Units (RSUs)	Number of options to purchase ordinary shares
Mel Keating(2)	*	*	75,034	—
Matt Bell(3)	208,332	1.9%	41,660	166,672
Rick Rinaldo(4)	*	*	4,166	—
Brian Crynes(5)	*	*	11,662	—
Carla Corkern(6)	*	*	5,831	—
Thomas J. Jurewicz(7)	*	*	9,163	—
Harel Kodesh(8)	*	*	11,662	—
All directors and officers as a group (7 persons)	325,850	3.0%	159,178	166,672

* Less than 1%.

(1)
Each of the directors and executive officers whose holdings are not separately specified in the above table beneficially owns less than one percent of our outstanding ordinary shares. Options to purchase ordinary shares that are currently exercisable or exercisable within 60 days of September 30, 2013 are deemed outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.   RSUs that are exercisable within 60 days of September 30, 2013 are deemed outstanding and beneficially owned by the person holding the RSUs for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(2)
Mr. Keating was granted RSUs, of which: (i) 65,034 RSUs are currently convertible into ordinary shares; and (ii) 45,000 RSUs are convertible into ordinary shares in 36 monthly installments, each of 1,250 RSUs, commencing in April 2013.

(3)
Mr. Bell was granted options to purchase 300,000 ordinary shares, exercisable under the following terms: (i) options to purchase 50,000 ordinary shares currently exercisable; and (ii) options to purchase 250,000 ordinary shares, which are exercisable in 30 monthly installments, of 8,333 each, commencing in October 2012. The exercise price of all of these options is $1.80 and they all expire in April 2022. In addition, Mr. Bell was granted 75,000 RSUs which are convertible into ordinary shares in 36 monthly installments, each of 2,083 RSUs, commencing in March 2012.

(4)	Mr. Rinaldo was granted 25,000 RSUs, convertible into ordinary shares in 12 monthly installments, each of 2,083 RSUs, commencing in October 2013.

(5)	Mr. Crynes was granted 30,000 RSUs, convertible into ordinary shares in 36 monthly installments, each of 833 RSUs, commencing in September 2012.

(6)	Ms. Corkern was granted 30,000 RSUs, convertible into ordinary shares in 36 monthly installments, each of 833 RSUs, commencing in April 2013.

(7)	Mr. Jurewicz was granted 30,000 RSUs, convertible into ordinary shares in 36 monthly installments, each of 833 RSUs, commencing in December 2012.

(8)	Mr. Kodesh was granted 30,000 RSUs, convertible into ordinary shares in 36 monthly installments, each of 833 RSUs, commencing in September 2012.

Arrangements Involving the Issuance of BluePhoenix’s Shares or Grant of Options to Purchase Shares

In 1996, we adopted two option plans. One of these option plans was terminated after all options granted under it had been exercised and   the other 1996 plan was renamed the BluePhoenix 2003 Employee Share Option Plan. Pursuant to our 2003 Employee Share Option Plan, as amended, we reserved 1,050,000 ordinary shares for issuance to the directors, officers, consultants and employees of the Company and its subsidiaries. As of September 30, 2013, options to purchase 29,174 ordinary shares are available for future award under the plan. The exercise price of the options granted under the 2003 option plan ranges from $1.80 to $24.00.

Our board of directors administers our 2003 option plan in accordance with the principle guidelines approved by the board. Under the 2003 option plan, as amended, options to purchase our ordinary shares may be granted to our and our subsidiaries’ directors, officers, consultants and employees. Our board of directors is empowered, among other things, to designate the grantees, dates of grant, the exercise price of the options and the terms of exercise of the options. In accordance with the Companies Law, grants that require the approval of our compensation committee or shareholders, are also approved by the compensation committee and shareholders, as applicable. Unless determined otherwise by the board, the options generally vest over a two or three-year period. Unvested options are forfeited shortly following termination of employment, unless otherwise agreed. Under the 2003 option plan, the grantee is responsible for all personal tax consequences of the grant and the exercise of the options. Each option granted under the 2003 option plan is exercisable during a term of ten years from the date of grant of the option. The 2003 option plan will expire on August 6, 2017, except as to options outstanding on that date.

In July 2007, we adopted an award plan, referred to as the 2007 Award Plan, under which our board of directors may grant conditional rights to receive BluePhoenix ordinary shares (RSUs) to our and our subsidiaries’ directors, officers, consultants and employees. Our board of directors approved the issuance of the shares under the 2007 Award Plan and award agreements. As of September 30, 2013, we granted 1,478,925 RSUs under the plan (excluding RSUs that were granted and canceled). Our board of directors administers the plan and is empowered, among other things, to designate the grantees, dates of grant and the terms of RSUs, including the vesting schedule, all of which in accordance with the principle guidelines approved by the board. In accordance with the Companies Law, grants that require the approval of our compensation committee or shareholders, are also approved by the compensation committee and shareholders, as applicable. Unvested RSUs are forfeited shortly following termination of employment, unless otherwise agreed. Under the 2007 Award Plan, the grantee is responsible for all personal tax consequences of the grant and the sale of the shares. The plan will expire in July 2017.

PRINCIPAL SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

The following table presents information regarding the ownership of our ordinary shares at September 30, 2013 by each person known to be the beneficial owner of 5% or more of our ordinary shares and as adjusted to reflect the sale of ordinary shares in this offering. Options to purchase ordinary shares that are currently exercisable or exercisable within 60 days of September 30, 2013 and restricted stock units vested within 60 days of September 30, 2013 are deemed outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Except where we indicated otherwise, we believe, based on information furnished by these owners, that the beneficial owners of our shares listed below have sole investment and voting power with respect to the shares.

	Shares Beneficially Owned Prior to this Offering		Beneficially Owned Following this Offering
Name and Address	Number of Ordinary Shares Owned	Percent of Total Shares(1)	Number of Ordinary Shares Owned		Percent of Total Shares

Prescott Group Capital Management, LLC (2)	2,599,531	23.9%	3,224,531	(6)	28.1%

Columbia Pacific Opportunity Fund, LP(3)	4,267,054	39.6%	4,267,054		37.5%

Lake Union Capital Management, LLC(4)	1,978,329	18.4%	1,978,329		17.4%

All directors and officers as a group (7 persons)(5)	325,850	3.0%	325,850		2.9%

(1)
Percentages in the above table are based on 10,766,126 ordinary shares outstanding as of September 30, 2013 and do not include 69,404 ordinary shares held by us. Pursuant to Israeli law, these shares do not confer upon the company any voting rights.

(2)
The address of Prescott Group Capital Management LLC is 1924 S. Utica Ave., Suite 1120, Tulsa, Oklahoma 74104. Based on Amendment No. 5 to Schedule 13D filed on September 12, 2012, by Prescott Group Capital Management, L.L.C., referred to as Prescott Capital, Prescott Group Aggressive Small Cap, L.P. and Prescott Group Aggressive Small Cap II, L.P., referred to together, as the Small Cap Funds, beneficially own 2,497,188 ordinary shares. The number of ordinary shares beneficially owned by Prescott Capital includes 102,343 ordinary shares underlying warrants exercisable as of September 30, 2013 that are beneficially owned by Prescott Capital. Prescott Capital, as the general partner of the Small Cap Funds, and Mr. Phil Frohlich, as managing member of Prescott Capital, may also be deemed to beneficially own the 2,497,188 ordinary shares held by the Small Cap Funds. Prescott Capital and Mr. Frohlich disclaim beneficial ownership of the ordinary shares held by the Small Cap Funds, except to the extent of their pecuniary interest therein. By virtue of his position with Prescott Capital and the Small Cap Funds, Mr. Frohlich has the sole power to vote and dispose of the 2,497,188 ordinary shares owned by the Small Cap Funds.

(3)
The address of Columbia Pacific Opportunity Fund, LP is c/o Columbia Pacific Advisors, LLC, 1910 Fairview Avenue East, Suite 500, Seattle, Washington 98102. Based on Amendment No. 8 to Schedule 13D filed on June 24, 2013, by Columbia Pacific Advisors, LLC, Columbia Pacific Advisors, LLC has the sole power to vote or to direct the vote of, and to dispose of or to direct the disposition of the 4,304,994 ordinary shares, of which 4,267,054 shares are held in the portfolio of Columbia Pacific Opportunity Fund, LP and 37,940 shares are held in the portfolio of Columbia Pacific Partners Fund, Ltd., established by Columbia Pacific Advisors LLC on April 1, 2013. Messrs. Alexander B. Washburn, Daniel R. Baty and Stanley L. Baty serve as the managing members of Columbia Pacific Advisors, LLC, which is primarily responsible for all investment decisions regarding the investment portfolios of Columbia Pacific Opportunity Fund, L.P. and Columbia Pacific Partners Fund, Ltd. Each of Columbia Pacific Opportunity Fund, L.P., Columbia Pacific Partners Fund, Ltd., Alexander B. Washburn, Daniel R. Baty and Stanley L. Baty disclaims beneficial ownership over the shares, except to the extent of their pecuniary interest therein. Mr. Brandon D. Baty is a member of   Columbia Pacific Advisors, LLC.   The reporting persons identified in Amendment No. 7 to Schedule 13D filed on April 15, 2013, by Columbia Pacific Advisors, LLC, determined that they may seek to influence material business decisions relating to the future of our company. The reporting persons indicated that they will monitor developments at our company on a continuing basis and may communicate with members of management and the board of directors, potential members of management or potential board members, other shareholders or others on matters related to us.

(4)
The address of Lake Union Capital Management LLC is 601 Union Street, Suite 4616, Seattle, WA, 98101. Based on Amendment No. 3 to Schedule 13D filed on September 21, 2012, by Michael Self, Lake Union Capital Fund LP, Lake Union Capital TE Fund, LP and Lake Union Capital Management, LLC, Lake Union Capital Fund LP, referred to as the Partnership, may be deemed to be the beneficial owner of and has shared voting and dispositive power with respect to 1,561,512 ordinary shares. Lake Union Capital TE Fund, LP, referred to as the TE Partnership, has shared voting and dispositive power with respect to 416,817 ordinary shares, Lake Union Capital Management, LLC, referred to as the Investment Manager, has shared voting and dispositive power with respect to the 1,978,329 ordinary shares owned beneficially by private investment vehicles, including the Partnership and the TE Partnership (collectively, the Funds), for which the Investment Manager serves as investment manager, referred to as the Funds. Michael Self, in his capacity as a managing member of the Investment Manager, has shared voting and dispositive power with respect to the 1,978,329 ordinary shares owned beneficially by the Funds.

(5)	Includes options to purchase ordinary shares exercisable within 60 days of September 30, 2013 and restricted share units vested within 60 days of the date hereof.

(6)	The number of ordinary shares beneficially owned by Prescott Capital includes 625,000 shares from this offering (but excludes any anti-dilution shares that may be issued, as described below in “Plan of Distribution.”)

Our previous major shareholders as reported in our annual reports for the past three years include (i) Arik Kilman, who held 355,622 of our ordinary shares as of March 20, 2011, constituting 5.7% of our then outstanding ordinary shares; and (ii) our three major shareholders that entered into transactions with us pursuant to which we issued to them ordinary shares which increased their shareholding in the company. For more information see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — How We Have Financed Our Business — Agreements with our Three Major Shareholders.”

All of our ordinary shares have equal voting rights. Under our two buy-back programs (as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” above), two of our subsidiaries purchased ordinary shares, and as of September 30, 2013, BluePhoenix holds 69,404 of our ordinary shares. Under applicable Israeli law, so long as the shares are held by BluePhoenix, they do not confer upon their holder any rights.

As of September 30, 2013, there were ten record holders of our ordinary shares. Of these record holders, eight holders had mailing addresses in the United States owning an aggregate 99.7% of our outstanding ordinary shares.

Related Party Transactions

Transaction with our Three Major Shareholders

In March 2012, we entered into a series of transactions with our three major shareholders, as amended on April 15, 2012 and on September 5, 2012. The transaction and any amendments thereto were approved by our audit committee, board of directors and shareholders. For additional information about this transaction, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — How We Have Financed our Business — Agreements with our Three Major Shareholders.”

Payment of a Bonus to our CEO in connection with SDC Transaction

In connection with the various transactions entered between us and one of our customers, we granted in June 2010, to Arie Kilman, who served at that time as our chief executive officer, a bonus of $150,000, which was approved by our audit committee and the board of directors.

Indemnification of Office Holders

Since July 2003, we have entered into indemnification agreements with our office holders covering acts performed in their capacity as office holders or employees of our company. In December 2011, our shareholders approved an amendment to those indemnification agreements previously amended in 2005, following an additional amendment to the Companies Law. Pursuant to the amended indemnification agreements, we undertake to indemnify each office holder to the maximum extent permitted by law in respect of the following for any act or omission taken or made by the office holder in his or her capacity as an office holder of our company:

a)	any financial obligation imposed on the office holder in favor of another person by a court judgment, including a compromise judgment or an arbitrator’s award approved by court;

b)
all reasonable litigation expenses, including attorney’s fees, expended by the office holder as a result of an investigation or proceeding instituted against the office holder by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against the office holder and either (a) concluded without the imposition of any financial liability in lieu of criminal proceedings; or (b) concluded with the imposition of a financial liability in lieu of criminal proceeding but relates to a criminal offense that does not require proof of  mens rea  (criminal intent) or in connection with financial sanction (the phrases “proceeding that has ended without the filing of an indictment” and “financial obligation in lieu of a criminal proceeding” shall have the meanings ascribed to such phrases in Section 260(a)(1a) of the Companies Law);

c)
expenses, including reasonable litigation expenses and legal fees, incurred by an office holder as a result of a proceeding instituted against such office holder in relation to (i) infringements that may impose financial sanction pursuant to the provisions of Chapter H’3 of the Securities Law; or (ii) administrative infringements pursuant to the provisions of Chapter H’4 of the Securities Law; or (iii) infringements pursuant to the provisions of Chapter I’1 of the Securities Law;

d)
all reasonable litigation expenses, including attorney’s fees, expended by the office holder or charged to him or her by a court in a proceeding instituted against the office holder by us or on our behalf or by another person, or in any criminal proceedings in which the office holder is acquitted, or in any criminal proceedings of a crime that does not require proof of  mens rea  (criminal intent) in which the office holder is convicted;

e)	payments to an injured party of infringement under Section 52(54)(a)(1)(a) of the Securities Law.

Subject to the provisions of the Companies Law and the Securities Law, we may undertake to indemnify an office holder, in advance, with respect to (i) financial obligations as specified under paragraph   (a) above, provided, that the undertaking is limited to categories of events which, in the opinion of our board of directors can be foreseen, based on the company’s actual activities at the time the undertaking to indemnify is given, and in amounts set by our board of directors as reasonable; and (ii) expenses, fees and payments as specified in paragraphs (b) - (e) above. Subject to the provisions of the Companies Law and the Securities Law, we may also undertake to indemnify an office holder retroactively for expenses, fees and payments as specified above.

The indemnification also applies to any action taken by the office holder in respect of an act performed in his or her capacity as an office holder or an employee of one of our subsidiaries or as a director or observer at board of directors’ meetings of one of our affiliates. Our undertaking for indemnification is limited to up to 50% of our net assets, measured in accordance with our balance sheet published as of the end of the last fiscal year prior to the time that notice of the claim for indemnification is submitted to us .

Our undertaking for indemnification does not apply to a liability incurred as a result of any of the following:

·
a breach by the office holder of his or her duty of loyalty, unless, to the extent permitted by law, the office holder acted in good faith and had reasonable cause to assume that such act would not prejudice the interests of our company;

·	a willful or reckless breach by the office holder of his or her duty of care, unless such breach was solely due to negligence;
·	an action taken or not taken with the intent of unlawfully realizing personal gain;
·	a fine, civil fine, financial sanction or levied imposed on the office holder for an offense; and
·	a counterclaim made by us in connection with a claim against us filed by the office holder.

In addition, we may not indemnify any office holder for a proceeding instituted against such office holder pursuant to the provisions of Chapter H’3, H’4 and I’1 of the Securities Law.

Our undertaking for indemnification is limited to such events specified in the indemnification agreement and determined by our board of directors to be foreseeable in light of the company’s operations.

Exemption of Office Holders from Liability

Pursuant to our current indemnification agreements with our directors and officers, as previously approved by shareholders, we exempt our directors and officers, to the fullest extent permitted by law, from any responsibility or liability for damages caused as a result of a breach of such person’s duty of care to us or our subsidiaries, subject to certain exceptions where the exemption from liability is prohibited.

In connection with the transaction with the three shareholders, our audit committee, board of directors and shareholders approved the release of our officers and directors, from any and all liabilities, costs, payments and obligations whatsoever, arising in connection with the loan agreements entered into between us and third parties, the sale of AppBuilder and the transaction with the three shareholders, as well as the indemnification of our directors and officers in respect thereof, to the fullest extent permitted under our standard indemnification agreement.

Office Holders Insurance

We procured an insurance policy covering our directors’ and officers’ liability, as well as a run-off policy for seven years for former directors and officers of our company and our former subsidiary, Mainsoft Corporation. Our subsidiaries participate in the premium payments of the insurance, on a proportional basis. The total premium we paid during 2012 was approximately $96,500.

DESCRIPTION OF SHARE CAPITAL

Our current authorized share capital consists of 17,500,000 ordinary shares, par value NIS 0.04 per share.

As of September 30, 2013, 10,766,126 ordinary shares were issued and outstanding. As of such date, there were outstanding options for the purchase of an aggregate of 444,839 ordinary shares, at a weighted average exercise price of $4.30 per share. Such options were granted under our share option plans. In addition, there were outstanding warrants to purchase 102,343 ordinary shares at an exercise price of $1.5634.

All of our outstanding ordinary shares are validly issued, fully paid and non-assessable and have equal rights. Our ordinary shares are not redeemable and do not have any preemptive rights.

The description below is a summary of the material provisions of our Articles of Association and of related material provisions of the Companies Law.

Our company share capital consists of ordinary shares. Our articles of association do not restrict in any way the ownership of our ordinary shares by nonresidents, except that these restrictions may exist with respect to citizens of countries that are in a state of war with Israel.  Our number with the Israeli Registrar of Companies is 52-004306-8.

Transfer of Shares

Fully paid ordinary shares are issued in registered form and may be freely transferred under our articles of association unless the transfer is restricted or prohibited by another instrument or any law.

Modification of Class Rights

Under our articles of association, the rights attached to any class unless otherwise provided by the terms of the class, including voting, rights to dividends and the like, may be varied by adoption of the necessary amendment to the articles of association, provided that the affected shareholders approve the change by a class meeting in which a simple majority of the voting power of the class represented at the meeting and voting on the matter approves the change.

Dividend Rights and Liquidation Rights

Our board of directors is authorized to declare dividends, subject to the provisions of the Companies Law. Dividends, if declared, shall be paid to the holders of ordinary shares according to their rights and interests in our profits. Dividends stemming from our ordinary shares may be paid only out of profits and other surplus, as defined in the Companies Law, as of the end date of the most recent financial statements or as accrued over a period of two years, whichever is higher. Alternatively, if we do not have sufficient profits or other surplus, then permission to effect a distribution can be granted by order of an Israeli court. In any event, our board of directors is authorized to declare dividends, provided there is no reasonable concern that the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. Under the Companies Law, the declaration of a dividend does not require the approval of the shareholders of the company, unless the company’s articles of association require otherwise. Our articles of association provide that our board of directors may declare and pay dividends without any further action of our shareholders. Dividends may be paid in cash or in kind. We may pay the dividend as an allotment of shares or a distribution of assets. If we decide to issue dividends by an allotment of shares at a price lower than the nominal value of those shares, we must convert a portion of our profits or any other source of equity to share capital in an amount equal to the difference between the nominal value of the shares and the price paid in the dividend. If dividends remain unclaimed for seven years from the date we declared the dividend, they lapse and revert back to us. In case of liquidation, and upon satisfying liabilities to creditors, our assets will be distributed to the holders of ordinary shares in proportion to their holdings. This right may be affected by the grant of a preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Redemption Provisions

In accordance with our articles of association, we may issue redeemable shares and accordingly redeem those shares. Our board may attach to redeemable shares the attributes of shares, including voting rights and the right to participate in profits.

Voting, Shareholder Meetings and Resolutions

Holders of our ordinary shares have one vote for each ordinary share held on all matters submitted to the vote of shareholders. These voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Under the Companies Law and in accordance with our articles of association, we must hold an annual general meeting once a year with a maximum period of fifteen months between the meetings. All other meetings of shareholders other than annual general meetings are considered special general meetings. Our board of directors may, whenever it deems appropriate, and shall, within 21 days after receiving a written demand from one director or from one or more shareholders representing at least 10% of the outstanding share capital and 1% of the voting power, call a special general meeting. The quorum required for a general meeting of shareholders consists of two or more holders present in person or by proxy, holding or representing at least 35% of the voting power. A meeting adjourned for a lack of a quorum generally is postponed to the same day in the following week at the same time and place or to another later time if such time is specified in the original notice convening the general meeting or if we give notice to the shareholders of another time at least 72 hours before the date fixed for the adjourned meeting. At the reconvened meeting, if a quorum is not present within half an hour from the time appointed for holding the meeting, the required quorum will consist of two shareholders present in person or by proxy.

Under the Companies Law, unless otherwise provided in the articles of association or applicable law, all resolutions of the shareholders require a simple majority, except in certain circumstances provided for under the Companies Law, which require a majority of at least 75% of the shares present at the meeting. In accordance with the Companies Law, all shareholders meetings require prior notice of at least 21 days. In some instances specified in regulations promulgated under the Companies Law, a 35-day prior notice is required to be given of a shareholders meeting.

Under the Companies Law, a shareholder has a duty to act in good faith towards the company in which he holds shares and towards other shareholders and to refrain from abusing his power in the company including voting in the general meeting of shareholders on:

·	any amendment to the articles of association;
·	an increase of the company’s authorized share capital;
·	a merger; or
·	approval of some of the acts and transactions that require shareholder approval.

A shareholder has the general duty to refrain from depriving rights of other shareholders. Any controlling shareholder, any shareholder who knows that he or she possesses the power to determine the outcome of a shareholder vote and any shareholder that, under the provisions of the articles of association, has the power to appoint an office holder in the company, is under a duty to act in fairness towards the company. The Companies Law does not describe the substance of this duty.

Election of Directors

Our ordinary shares do not have cumulative voting rights in the election of directors. As a result, the holders of ordinary shares that represent more than 50% of the voting power represented at a shareholders meeting have the power to elect all of our directors, other than the outside directors that are appointed by a special majority of shareholders. For a summary of those provisions in our articles of association with respect to the directors, see “Directors and Senior Management” above.

Anti-Takeover Provisions; Mergers and Acquisitions under Israeli Law

Mergers

The Companies Law includes provisions that allow a merger transaction and generally requires that each company that is a party to a merger approve the transaction by its board of directors and a vote of the majority of its shares voting on the proposed merger at a shareholders’ meeting called on at least 21 days prior notice. In determining whether a majority has approved the merger, shares held by the other party to the merger or any person holding at least 25% of the other party to the merger are excluded from the vote. The Companies Law does not require court approval of a merger other than in specified situations. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be completed unless at least (i) 30 days have elapsed from the date of the merger approval by the shareholders of each of the merging companies; and (ii) 50 days have passed from the time that a proposal for approval of the merger has been filed with the Israel Registrar of Companies.

Tender Offers

The Companies Law also provides that an acquisition of shares of a public company on the open market must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% shareholder of the company. The rule does not apply if there is already another 25% shareholder of the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser becomes a 45% shareholder, unless there already exists a shareholder holding at least 45% interest in the company. These rules do not apply if the acquisition is made by way of a merger as opposed to a tender offer. Regulations adopted under the Companies Law provide that these tender offer requirements do not apply to companies whose shares are listed for trading outside of Israel if, according to the law in the country in which the shares are traded, including the rules and regulations of the stock exchange on which the shares are traded, there is either a limitation on acquisitions of any level of control of the company, or the acquisition of any level of control requires the purchaser to do so by means of a tender offer to the public. The Companies Law also provides (subject to certain exceptions with respect to shareholders who held more than 90% of a company’s shares or of a class of shares as of February 1, 2000) that if following any acquisition of shares, the acquirer holds 90% or more of the company’s shares or of a class of shares, the acquisition must be made by means of a tender offer for all the target company’s shares or all the shares of the class, as applicable. An acquirer who wishes to eliminate all minority shareholders must do so by way of a tender offer and acquire 95% of all shares not held by or for the benefit of the acquirer before the acquisition. If, however, the tender offer to acquire 95% is not successful, the acquirer may not acquire shares tendered if by doing so the acquirer would own more than 90% of the shares of the target company.

Exchange Controls

For additional information regarding Exchange Controls, see the discussion under “Item 10.D. Additional Information — Exchange Controls” of our Form 20-F for 2012.

Taxation

Israeli Taxation

The following is a description of the material tax consequences regarding the ownership and disposition of ordinary shares acquired in this offering.  To the extent that the discussion is based on new tax legislation that has not been subject to judicial or administrative interpretation, we cannot assure you that the views expressed in the discussion will be accepted by the appropriate tax authorities or the courts.

The summary does not address all of the tax consequences that may be relevant to all purchasers of our ordinary shares in light of each purchaser’s particular circumstances and specific tax treatment. For example, the summary below does not address the tax treatment of residents of Israel and traders in securities who are subject to specific tax regimes. As individual circumstances may differ, holders of our ordinary shares should consult their own tax adviser as to the United States, Israeli or other tax consequences of the purchase, ownership and disposition of ordinary shares. The following is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations. Each individual should consult his or her own tax or legal adviser.

Disposition of our Ordinary Shares

Israeli law generally imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets located in Israel, including shares of Israeli companies, by both residents and non-residents of Israel unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The Tax Ordinance distinguishes between “Real Capital Gain” and “Inflationary Surplus”. The Inflationary Surplus is a portion of the total capital gain which is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. The Real Capital Gain is the excess of the total capital gain over the Inflationary Surplus.

Israeli Resident Individuals

Capital Gain

As of January 1, 2012, the tax rate applicable to Real Capital Gain derived by Israeli individuals from the sale of shares listed on a stock exchange, unless such shareholder claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares, in which case the gain will generally be taxed at a rate of 30%. Additionally, if such shareholder is considered a “Significant Shareholder” (that is, a person who holds, directly or indirectly, alone or together with another, 10% or more of any of the company’s “means of control” (including, among other things, the right to receive profits of the company, voting rights, the right to receive the company’s liquidation proceeds and the right to appoint a director) at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 30%.

Dividend Income

Israeli residents who are individuals are generally subject to Israeli income tax for dividends paid on our ordinary shares (other than bonus shares or share dividends) at 25%, or 30% if the recipient of such dividend is a Significant Shareholder, at the time of distribution or at any time during the preceding 12-month period. However, dividends distributed from taxable income accrued during the period of receiving benefit as an Approved Enterprise, Privileged Enterprise or Preferred Enterprise are subject to withholding tax at the rate of 15%, if the dividend is distributed during the tax benefit period under the Investment Law or within 12 years after such period.

Israeli Resident Corporations

Capital Gain

Under Israeli current tax legislation, the tax rate applicable to Real Capital Gain derived by Israeli resident corporations from the sale of shares of an Israeli company is the general corporate tax rate. The corporate tax rate from 2012 is 25% and as of January 2014, is 26.5%.

Dividend Income

Generally, Israeli resident corporations are exempt from Israeli corporate tax on the receipt of dividends paid on shares of Israeli resident corporations. However, dividends distributed from taxable income accrued during the period of benefit of an Approved Enterprise or Privileged Enterprise are taxable at the rate of 15%, if the dividend is distributed during the tax benefit period under the Investment Law or within 12 years after that period.

Non-Israeli Residents

Capital Gain

Israeli capital gains tax is imposed on the disposal of capital assets by a non-Israeli resident if such assets are either (i) located in Israel; (ii) shares or rights to shares in an Israeli resident company, or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a tax treaty between Israel and the seller’s country of residence provides otherwise. As mentioned above, Real Capital Gain is generally subject to tax at the corporate tax rate (currently 25% and as of 2014, 26.5%), if generated by a company, or at the rate of 25% if generated by an individual (for any asset other than shares that are listed on a stock exchange — 20% with respect to the portion of the gain generated up to December 31, 2011) or 30% by an individual who is a Significant Shareholder (for any asset other than shares that are listed on a stock exchange — 25% with respect to the portion of the gain generated up to December 31, 2011), if generated from the sale of assets purchased on or after January 1, 2003. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation and a marginal tax rate of up to 48% for an individual in 2012 and 50% as of 2014).

        Individuals whose income exceeds 811,560 NIS are subject to additional income tax of 2% on the portion of the taxable income above NIS 811,560.

Notwithstanding the foregoing, shareholders who are non-Israeli residents (individuals and corporations) are generally exempt from Israeli capital gains tax on any gains derived from the sale, exchange or disposition of shares publicly traded on the Tel Aviv Stock Exchange or on a recognized stock exchange outside of Israel, such as NASDAQ, provided, among other things, that (i) such gains are not generated through a permanent establishment that the non-Israeli resident maintains in Israel, (ii) the shares were purchased after being listed on a recognized stock exchange outside of Israel, and (iii) such shareholders are not subject to the Inflationary Adjustment Law. However, non-Israeli corporations will not be entitled to the foregoing exemptions if an Israeli resident (a) has a controlling interest of 25% or more in such non-Israeli corporation, or (b) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. Such exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

Furthermore, shareholders that are not Israeli residents (individuals and corporations) are generally exempt from Israeli capital gains tax on any gains derived from the sale, exchange or disposition of shares which are not publicly traded on the Tel Aviv stock exchange, among other things, that (i) such shares were purchased by the non-Israeli resident on or after January 1, 2009, and (ii) such gains are not derived through a permanent establishment that the non-Israeli resident maintains in Israel.

In addition, a sale of securities may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under the U.S.-Israel Tax Treaty, to which we refer as the U.S.-Israel Treaty, the sale, exchange or disposition of shares of an Israeli company by a shareholder who is a U.S. resident (for purposes of the U.S.-Israel Treaty) holding the shares as a capital asset is exempt from Israeli capital gains tax unless (i) the shareholder holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12-month period preceding such sale, exchange or disposition, (ii) the shareholder, being an individual, has been present in Israel for a period or periods of 183 days or more in the aggregate during the applicable taxable year; or (iii) the capital gains arising from such sale are attributable to a permanent establishment of the shareholder which is maintained in Israel. In such case, the sale, exchange or disposition of such shares would be subject to Israeli tax.  Under the U.S.-Israel Treaty, a U.S. resident would be permitted to claim a credit against the U.S. federal income tax imposed with respect to the sale, exchange or disposition, subject to significant limitations in U.S. laws applicable to foreign tax credits.

Dividend Income

Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on ordinary shares at the rate of 25% or 30% (if the dividend recipient is a Significant Shareholder at the time of distribution or at any time during the preceding 12-month period) or 15% if the dividend is distributed from income attributed to our Approved Enterprise or Privileged Enterprise, which tax is to be withheld at source. Such dividends are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a nominee company (whether the recipient is a Significant Shareholder or not), unless a reduced rate is provided under an applicable tax treaty.

For example, under the U.S.-Israel Treaty, the maximum rate of tax withheld in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the U.S.-Israel Treaty) is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by our Approved Enterprise, that are paid to a U.S. corporation holding at least 10% or more of our outstanding voting capital from the start of the tax year preceding the distribution of the dividend through (and including) the distribution of the dividend, is 12.5%, provided that no more than 25% of our gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends generated by our Approved Enterprise are subject to a withholding tax rate of 15% for such U.S. corporation shareholder, provided that the condition related to our gross income for the previous year (as set forth in the previous sentence) is met. If the dividend is attributable partly to income derived from an Approved Enterprise, a Privileged Enterprise or Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. U.S. residents who are subject to Israeli withholding tax on a dividend are entitled to claim a deduction for the withheld tax or alternatively a credit against U.S. federal income tax, subject to significant limitations.

A non-Israeli resident who receives dividends from which tax was withheld is generally exempt from the obligation to file tax returns in Israel with respect to such income, provided that (i) such income was not generated from business conducted in Israel by the taxpayer, and (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed.

United States Federal Income Tax Considerations

The discussion below describes the material U.S. federal income tax consequences to a U.S. holder from the purchase, ownership and disposition of ordinary shares.  A U.S. holder for this purpose is a beneficial owner of ordinary shares that is:

·	an individual who is a citizen or resident of the United States for U.S. federal income tax purposes;
·
a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the law of the United States or of any state or the District of Columbia;

·	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or
·
a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or a trust in existence on August 20, 1996 that has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

               This discussion is not a comprehensive description of all of the tax considerations that may be relevant to each person’s decision to purchase, hold or dispose of ordinary shares. This summary considers only U.S. holders that purchase our ordinary shares in the offering and hold such ordinary shares as capital assets.

               This discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, to which we refer as the Code, current and proposed Treasury regulations, and administrative and judicial decisions as of the date of this prospectus supplement, all of which are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular shareholder based on the shareholder’s individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to U.S. holders that are subject to special treatment, including U.S. holders that:

·	are broker-dealers or insurance companies;
·	have elected mark-to-market accounting;
·	are tax-exempt organizations;
·	are financial institutions or financial services entities;
·
are partnerships or other entities treated as partnerships for U.S. federal income tax purposes or partners thereof or members therein, S corporations or other pass-through entities, including hybrid entities;

·	hold ordinary shares as part of a securities lending transaction, straddle, hedge, conversion or other integrated or risk-reduction transaction with other investments;
·	own directly, indirectly or by attribution at least 10% of our voting power; or
·	have a functional currency that is not the U.S. dollar.

In addition, this discussion does not address any U.S. federal non-income tax consequences, any aspect of state, local or non-U.S. tax laws, or the possible application of the U.S. federal estate or gift tax or any state inheritance, estate or gift tax.

Each prospective investor is advised to consult his or her own tax adviser for the specific tax consequences to that investor of purchasing, holding or disposing of our ordinary shares.

Taxation of Dividends Paid on Ordinary Shares

Subject to the discussion below under “Tax Consequences if “We Are a Passive Foreign Investment Company,” a U.S. holder will be required to include in gross income as a dividend the amount of any distribution paid on ordinary shares, including any Israeli taxes withheld from the amount paid, on the date the distribution is received, to the extent the distribution is paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Distributions in excess of earnings and profits will be applied against and will reduce, on a share-by-share basis, the U.S. holder’s basis in the ordinary shares and, to the extent in excess of that basis, will be treated as gain from the sale or exchange of ordinary shares subject to the U.S. federal income tax treatment described in the next section.  Because we may not account for our income in a manner that would permit us readily to calculate our earnings and profits in accordance with U.S. federal income tax principles, U.S. holders should expect all distributions to be reported to them as dividends.

If we are not a PFIC in the year in which a dividend is paid and the preceding year, and subject to certain limitations, including minimum holding period requirements, the dividend paid to non-corporate U.S. holders may be “qualified dividend income” taxable at a current rate of 20%.  Dividends that fail to meet the requirements for treatment as qualified dividend income, and dividends taxable to corporate U.S. holders, are taxed at ordinary income rates. In addition, under the Patient Protection and Affordable Care Act, certain taxpayers must pay an additional 3.8 percent tax on dividend income to the extent certain threshold amounts of income are exceeded. See “New Tax on Investment Income” in this Item below.

The amount of a distribution paid to a U.S. holder in a foreign currency will be the U.S. dollar value of the foreign currency calculated by reference to the spot exchange rate on the day the U.S. holder receives the distribution. A U.S. holder that receives a foreign currency distribution and converts the foreign currency into U.S. dollars after receipt will have foreign exchange gain or loss, taxable as ordinary income or loss, based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be U.S. source ordinary income or loss.

Dividends on our ordinary shares will be foreign source passive income (or in some cases, general category income) for U.S. foreign tax credit purposes U.S. holders will have the option of claiming the amount of any Israeli income taxes withheld at source either as a deduction from gross income or as a credit against their U.S. federal income tax liability.  The amount of foreign income taxes that may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each shareholder.

Taxation of the Disposition of Ordinary Shares

Subject to the discussion below under “Tax Consequences if We Are a Passive Foreign Investment Company,” upon the sale, exchange or other taxable disposition of our ordinary shares, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the U.S. holder’s basis in the ordinary shares, which is usually the cost to the U.S. holder of the shares, and the amount realized on the disposition. Capital gain from the sale, exchange or other disposition of ordinary shares held more than one year is long-term capital gain and is eligible for a reduced rate of taxation in the case of non-corporate taxpayers. The deductibility of capital losses is subject to limitations. Gain or loss recognized by a U.S. holder on the sale, exchange or other disposition of ordinary shares generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes.

Tax Consequences if We Are a Passive Foreign Investment Company

               We will be a passive foreign investment company, or  “PFIC”, if 75% or more of our gross income in a taxable year, including our pro rata share of the gross income of any corporation in which we are considered to own 25% or more of the shares by value (subject to certain exceptions in the case of a U.S. corporation), is passive income. Alternatively, we will be considered to be a PFIC if at least 50% of our assets in a taxable year, ordinarily determined based on the quarter-end average fair market value of our assets over the taxable year and including the pro rata share of the assets of any corporation in which we are considered to own 25% or more of the shares by value (subject to certain exceptions in the case of a U.S. corporation), produce or are held for the production of passive income.

               If we were a PFIC at any time during which a U.S. holder holds our ordinary shares, and a U.S. holder did not make, as described below, a timely election, if available, either to treat us as a qualified electing fund or to mark our shares to market, any excess distributions we pay to a U.S. holder would be taxed as described below. Excess distributions are amounts paid on shares in a PFIC in any taxable year that exceed 125% of the average distributions paid on those shares in the shorter of:

·	the three previous years; and
·	the U.S. holder’s holding period for ordinary shares before the taxable year of the distribution.

Excess distributions must be allocated ratably to each day that a U.S. holder has held our ordinary shares. A U.S. holder would then be required to include in gross income for the current taxable year, the amounts allocated to the current taxable year and to each year prior to the first year in the U.S. holder’s holding period in which we were a PFIC.  Further, a U.S. holder would be required to pay tax on amounts allocated to each other prior taxable year at the highest rate in effect for that year on ordinary income, and the tax for each such year would be subject to an interest charge at the rate applicable to deficiencies for income tax.

The entire amount of gain realized or treated as realized by a U.S. holder upon the sale or other disposition of ordinary shares (generally whether or not the disposition is a taxable transaction) will also be treated as an excess distribution and will be subject to tax as described in the preceding paragraph.

U.S. holders who purchase and hold ordinary shares during a period when we are a PFIC will generally be subject to these rules, even if we cease to be a PFIC in later years, subject to certain limited exceptions.

               The special PFIC rules described above will not apply to a U.S. holder if that U.S. holder makes an election to treat us as a qualified electing fund, to which we refer as a QEF, in the first taxable year in which the U.S. holder owns ordinary shares, provided we comply with specified reporting requirements.  We do not intend to comply with those reporting requirements and accordingly, a U.S. holder will not be entitled to elect to treat us as a QEF.

A U.S. holder of PFIC shares that are publicly traded may elect to mark the stock to market annually, recognizing as ordinary income or loss each year in which the company meets the PFIC gross income test or PFIC asset test, an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC shares and the U.S. holder’s adjusted tax basis in the PFIC shares. Losses would be allowed only to the extent of net mark-to-market gain previously included in income by the U.S. holder under the election for prior taxable years. Gain or loss recognized from the sale or exchange of ordinary shares would generally be ordinary income or loss unless we do not meet the PFIC gross income or PFIC asset test in the year of sale in which case  the gain or loss recognized would be a capital gain or loss. If a mark-to-market election is made, then the excess distribution rules described above  would not apply for periods covered by the election.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than  de minimis  quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. We expect our ordinary shares will continue to be listed on the NASDAQ and, accordingly, provided the ordinary shares are regularly traded, a U.S. holder would be entitled to make the mark-to-market election if we are a PFIC.

We do not believe that we are a PFIC or that we will be a PFIC in the future. However, the tests for determining PFIC status are applied annually, and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination.   Because we expect to hold following this offering a substantial amount of cash or cash equivalents, and because the calculation of the value of our assets may be based in part on the value of our ordinary shares, which may fluctuate after this offering and may fluctuate considerably given that market prices of technology companies historically often have been volatile, we can give no assurance that we will not be a PFIC in the future.

New Tax on Investment Income

For taxable years beginning after December 31, 2012, a U.S. holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from the tax, will be subject to a 3.8% tax on the lesser of (1) the U.S. holder’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A U.S. holder’s net investment income generally will include its dividends on our ordinary shares and net gains from dispositions of our ordinary shares, unless those dividends or gains are derived in the ordinary course of the conduct of trade or business (other than trade or business that consists of certain passive or trading activities). Net investment income, however, may be reduced by deductions properly allocable to that income. A U.S. holder that is an individual, estate or trust is urged to consult its tax adviser regarding the applicability of the Medicare tax to its income and gains in respect of its investment in our ordinary shares.

Information Reporting and Backup Withholding

U.S. holders generally are subject to information reporting requirements for dividends and sales proceeds paid in the United States or through certain U.S.-related financial intermediaries on ordinary shares. Dividends and sales proceeds paid in the United States to a U.S. holder on ordinary shares are subject to backup withholding unless the U.S. holder provides the applicable IRS Form W-9 or establishes an exemption.

Backup withholding is not an additional tax. Rather, the amount of any backup withholding will be allowed as a credit against a U.S. or non-U.S. holder’s U.S. federal income tax liability, and a taxpayer generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed the taxpayer’s U.S. federal income tax liability by filing a refund claim with the IRS, provided in each case that required information is furnished to the IRS.

PLAN OF DISTRIBUTION

We are selling 625,000 shares of our ordinary shares directly to Prescott Group Aggressive Small Cap Master Fund, G.P. (the “investor”) and reserving an additional amount of up to1,517,459 ordinary shares pursuant to additional adjustment and anti-dilution rights granted to the investor as detailed below. We have entered into a securities purchase agreement, dated as of November 7, 2013, with such investor relating to the sale of these ordinary shares (the “purchase agreement”).  The ordinary shares issued in connection with this offering are subject to anti-dilution provisions in certain circumstances, including upon the occurrence of any issuance of ordinary shares or securities convertible into ordinary shares at a price below $4.00 (the “investment price per share”). Prescott Group Aggressive Small Cap Master Fund, G.P. is affiliated with Prescott Capital, which beneficially owns approximately 23.9% of our ordinary shares as of September 30, 2013.

On the closing date, we will issue 625,000 ordinary shares (the “investment shares”) to the investors and we will receive proceeds (before expenses) in the amount of $2.5 million.

Under the purchase agreement, we have granted the investor certain additional rights for the issuance of shares as follows (such additional shares are referred to in this prospectus as the “additional shares”):

·
In the event that on the 15th trading day (the “evaluation date”) following our release of earnings for the third fiscal quarter of fiscal 2013 (the “earnings release date”), the volume weighted average price of the ordinary shares for the period from the earnings release date and until the evaluation date, as reported by Bloomberg Financial L.P. (“VWAP”) is lower than 90% of the investment price per share (i.e. $4.00), then we shall issue to the investor, for no additional consideration other than payment of their nominal value, additional ordinary shares in an amount that will increase the investment shares to a number equal to $2.5 million divided by the VWAP.

·
From and after the closing date of the purchase agreement and until  the earlier of  (i) the second anniversary of the closing date, or (ii) the consummation of  a Qualified Financing (defined below), if we, in one transaction or a series of related transactions, sell or issue ordinary shares or securities exercisable or convertible into ordinary shares for a price per share less than $4.00 (each a “Dilutive Issuance”), then immediately following and conditional upon the completion of the Dilutive Issuance, we shall issue to the investor, for no additional consideration other than payment of their nominal value, additional ordinary shares in an amount that will increase the aggregate  number of ordinary shares issued to the investor in connection with the purchase agreement  to a number equal to $2.5 million divided by the price per share under the Dilutive Issuance; provided, however, that in no case shall the total number of ordinary shares issued to the investor in connection with the purchase agreement exceed, in the aggregate, 19.9% of our outstanding shares as of the date of the purchase agreement (i.e. we shall in no case be obligated to issue more than 2,142,459 ordinary shares).  For purposes of the aforesaid, a “Qualified Financing” shall mean the consummation of a transaction or series of related transactions in which we issue shares or securities convertible into shares securities of any kind in consideration for an aggregate amount of at least US $5,000,000.

We estimate that the expenses of this offering payable by us will be approximately $245,000.

The ordinary shares were offered directly to the investors without a placement agent, underwriter, broker or dealer.

We currently anticipate that the closing of the sale of such ordinary shares will take place on or about November 14, 2013.

The transfer agent for our common stock is American Stock Transfer & Trust Company, LLC. Our common stock is traded on The NASDAQ Global Market under the symbol “BPHX.”

EXPENSES

We are paying substantially all of the expenses of registering the ordinary shares under the Securities Act and of compliance with blue-sky laws, including registration and filing fees, printing and duplication expenses, administrative expenses and our legal and accounting fees. We estimate the expenses payable by us to be approximately $245,322, which include the following categories of expenses:

SEC registration fee	$322
Legal fees and expenses	$200,000
Accounting fees and expenses	$10,000
Miscellaneous expenses	$35,000
Total	$245,322

LEGAL MATTERS

The validity of the ordinary shares being offered by this prospectus and other legal matters concerning this offering relating to Israeli law will be passed upon for us by Herzog, Fox & Neeman, with a business address at Asia House, 4 Weizmann St., Tel Aviv, Israel 64239. Certain other legal matters relating to United States law will be passed upon by Cooley LLP, with a business address at 500 Boylston St, Boston, MA 02116.

EXPERTS

The financial statements as of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012 incorporated by reference in this Prospectus and in the Registration Statement have been so incorporated in reliance on the report of Ziv Haft, Certified Public Accountants (Isr.), BDO Member Firm, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The offices of Ziv Haft are located at Amot Insurance House, B Building, 48 Menachem Begin St., Tel Aviv, Israel 6618001.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the State of Israel. Service of process upon us and upon our directors and officers and the Israeli experts named in this prospectus whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because the certain of our assets are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers may be difficult to collect within the United States.

We have irrevocably appointed BluePhoenix Solutions USA Inc. as our agent to receive service of process in any action against us in any United States federal or state court arising out of this offering or any purchase or sale of securities in connection with this offering. The address of BluePhoenix Solutions USA Inc. is 601 Union Street Suite 4616, Seattle Washington 98101.

We have been informed by our legal counsel in Israel, Herzog Fox & Neeman, that it may be difficult to initiate an action with respect to United States securities law in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of United States securities laws, reasoning that Israel is not the most appropriate forum to hear such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not United States law is applicable to the claim. If United States law is found to be applicable, the content of applicable United States law may be proved as a fact by expert witnesses, which can be a time-consuming and costly process. Certain matters of procedure may also be governed by Israeli law.

Subject to certain time limitations and legal procedures, Israeli courts may enforce a United States judgment in a civil matter which is non-appealable, including a judgment based upon the civil liability provisions of the Securities Act and the Exchange Act and including a monetary or compensatory award in a non-civil matter in favor of an injured party, provided that, among other things:

·	the judgment was rendered by a court which was, according to the laws of the state of the court, competent to render the judgment;
·	the judgment may no longer be appealed;
·	the obligation imposed by the judgment is enforceable according to the rules relating to the enforcement of judgments in Israel and the substance of the judgment is not contrary to public policy; and;
·	the judgment is executory in the state in which it was given.

Even if these conditions are met, an Israeli court will not declare a foreign civil judgment enforceable if:

·	the judgment is executory in the state in which it was given.
·	the judgment was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases);
·	the enforcement of the judgment is likely to prejudice the sovereignty or security of the State of Israel;
·	the judgment was obtained by fraud;
·	the opportunity given to the defendant to bring its arguments and evidence before the court was not reasonable in the opinion of the Israeli court;
·	the judgment was rendered by a court not competent to render it according to the laws of private international law as they apply in Israel;
·	the judgment is contradictory to another judgment that was given in the same matter between the same parties and that is still valid; or
·	at the time the action was brought in the foreign court, a lawsuit in the same matter and between the same parties was pending before a court or tribunal in Israel.

If a foreign judgment is enforced by an Israeli court, it may be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to issue a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at the annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.

DISCLOSURE OF COMMISSION POSITION
ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Under the Companies Law, an Israeli company may not exempt an office holder (as defined in the Companies Law and including executive officers and directors),  from liability with respect to a breach of his duty of loyalty, but may exempt in advance an office holder from his liability to the company, in whole or in part, with respect to a breach of his duty of care, provided, however, that such a breach is not related to a distribution of a dividend or any other distribution by the company.  We have entered into an undertaking to indemnify our office holders in specified limited categories of events and in specified amounts, subject to the limitations set by the Companies Law and our articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a Registration Statement on Form F-1 with the SEC for the shares being offered pursuant to this prospectus. This prospectus does not include all of the information contained in the Registration Statement. You should refer to the Registration Statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the Registration Statement for copies of the actual contract, agreement or other document.

We are required to file annual reports and other information with the SEC. You can read our SEC filings, including the Registration Statement, over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the public reference facilities maintained by the SEC, 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of such material from the SEC at prescribed rates by writing to the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

We are subject to certain of the informational requirements of the Exchange Act. As a “foreign private issuer,” we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchases and sales of ordinary shares. In addition, we are not required to file quarterly reports or to file annual and current reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC, within four months after the end of each fiscal year, an annual report on Form 20-F containing financial statements that will be examined and reported on, with an opinion expressed by an independent accounting firm. We also furnish quarterly reports on Form 6-K containing unaudited financial information for the first three quarters of each fiscal year.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus. This means that we can disclose important information to you by referring you to another document filed by us with the SEC. Information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by this prospectus or by information we file with the SEC in the future.

The following documents are incorporated by reference:

(a) Our Annual Report on Form 20-F for the fiscal year ended December 31, 2012 filed with the SEC on April 30, 2013; and

(b) Our Reports on Form 6-K furnished to the SEC on May 30, 2013 and August 22, 2013.

We will provide without charge to any person (including any beneficial owner) to whom this prospectus has been delivered, upon oral or written request, a copy of any document incorporated by reference in this prospectus but not delivered with the prospectus (except for exhibits to those documents unless a document specifically states that one of its exhibits is incorporated into the document itself). Such requests should be directed to Rick Rinaldo, CFO, c/o BluePhoenix Solutions Ltd., 601 Union Street Suite 4616, Seattle Washington, 98101. Our corporate Web site address is http://www.bphx.com. The information on our website is not intended to be a part of this prospectus.

BLUEPHOENIX SOLUTIONS LTD.

BluePhoenix Solutions Ltd.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	June 30, 2013	December 31, 2012
	Unaudited
ASSETS

Current Assets:

Cash and cash equivalents	$1,862	$2,560
Restricted cash	33	33
Trade accounts receivable, net	2,408	2,445
Other current assets	805	581
Assets held for sale	—	791

Total Current Assets	5,108	6,410

Non-Current Assets:

Property and equipment, net	487	562
Goodwill	12,501	12,501
Intangible assets and other, net	162	277

Total Non-Current Assets	13,150	13,340

TOTAL ASSETS	$18,258	$19,750

LIABILITIES AND EQUITY

Current Liabilities:

Short-term bank credit and others	$149	$217
Trade accounts payable	992	1,256
Deferred revenues	1,089	712
Other current liabilities	866	950
Liabilities held for sale	—	467

Total Current Liabilities	3,096	3,602

Non-Current Liabilities

Accrued severance pay, net	398	408
Loans from banks and others	223	281
Derivative liabilities — warrants	334	370

Total Non-Current Liabilities	955	1,059
Commitments and contingencies (Note 4)

Total Equity	14,207	15,089

TOTAL LIABILITIES AND EQUITY	$18,258	$19,750

BluePhoenix Solutions Ltd.
CONDENSED CONSOLIDATED UNAUDITED INTERIM STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Six month ended
	June 30,
	2013	2012 *
	Unaudited
Revenues	$4,561	$4,887
Cost of revenues	2,178	4,227
Gross profit	2,383	660

Research and development costs	696	264
Selling, general and administrative expenses	3,115	4,676
Gain on sales of subsidiaries and Appbuilder	(786)	(245)

Total operating expenses	3,025	4,695

Operating loss	(642)	(4,035)

Financial expenses, net	42	2,460
Other income	—	580
Loss before taxes	(684)	(5,915)

Provision for taxes	51	137

Net loss from continued operations	(735)	(6,052)

Net loss from discontinued operations	399	1,164
Net loss	(1,134)	(7,216)

Net result attributable to noncontrolling interests	221	141

Loss attributed to BluePhoenix shareholders	$(1,355)	$(7,357)

Loss per share:
From continued operation — basic and diluted	$(0.09)	$(0.95)
From discontinued operation — basic and diluted	$(0.04)	$(0.18)
Attributed to the shareholders	$(0.13)	$(1.13)
Shares used in per share calculation:
Basic and diluted	10,668	6,520

* Presented after reclassification of Liacom Systems Ltd. and BridgeQuest Inc. as discontinued operation.

The accompanying notes are an integral part of the consolidated financial statements.

BluePhoenix Solutions Ltd.
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(In thousands)

	Six months ended June 30,
	2013	2012*
		Unaudited

Net loss	$(1,134)	$(7,216)
Other comprehensive income	—	—

Total comprehensive loss	(1,134)	(7,216)

Comprehensive result attributable to the non-controlling interests	221	141
Comprehensive loss attributable to BluePhoenix shareholders	$(1,355)	$(7,357)

BluePhoenix Solutions Ltd.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In thousands, except shares)

	Share Capital		Additional	Accumulated other	Cost of company
	Number of Shares	Par value	paid in capital	comprehensive loss	shares held by subsidiaries	Accumulated deficit	Noncontrolling interest	Total
Balance as of December 31, 2011	6,310,978	$56	$126,544	$(1,537)	$(9,455)	$(100,764)	$751	$15,595

Net loss						(11,428)	351	(11,077)
Sale of subsidiary							(1,013)	(1,013)
Stock based compensation			1,702					1,702
Conversion of loans and derivatives to equity	3,678,392	36	9,564					9,600
Exercise of warrants	76,758	(0)	282					282
Vested RSUs	563,125	5	(2,744)		2,739			(0)

Balance as of December 31, 2012	10,629,253	97	135,348	(1,537)	(6,716)	(112,192)	89	15,089

Net loss (unaudited)						(1,355)	221	(1,134)
Stock based compensation (unaudited)			252					252
Vested RSUs (unaudited)	71,725	1	(1)		—			—

Balance as of June 30, 2013 (unaudited)	10,700,978	$98	$135,599	$(1,537)	$(6,716)	$(113,547)	$310	$14,207

The accompanying notes are an integral part of the consolidated financial statements.

BluePhoenix Solutions Ltd.
CONSOLIDATED UNAUDITED INTERIM STATEMENTS OF CASH FLOWS
(In thousands)

	Six months ended
	June 30,
	2013	2012
	Unaudited
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,134)	$(7,216)
Adjustments to reconcile net loss to net cash provided by operating activities (including discontinued operation):
Depreciation and amortization	204	1,200
Decrease in accrued severance pay, net	(11)	(34)
Stock-based compensation	252	965
Change in fair value of derivatives and discount amortization	(36)	1,979
(Gain) loss on sales of subsidiaries and Appbuilder	(414)	462
Loss on sale of property and equipment	—	12
Changes in operating assets and liabilities:
Decrease in trade receivables	233	710
Increase in other current assets	(62)	(885)
Decrease in trade payables	(313)	(695)
Decrease in other current liabilities and deferred revenues	(59)	(193)

Net cash used in operating activities	(1,340)	(3,695)

CASH FLOWS FROM INVESTING ACTIVITIES:
Restricted cash	—	4,031
Purchase of property and equipment	(9)	(60)
Proceeds from sale of property and equipment	—	41
Proceeds from sales of subsidiaries and Appbuilder	800	2,849

Net cash provided (used) by investing activities	791	6,861

CASH FLOWS FROM FINANCING ACTIVITIES:
Short term bank credit and convertible notes, net	(149)	(1,484)
Repayment of long term loan	—	(3,487)

Net cash used in financing activities	(149)	(4,971)

NET CASH DECREASE IN CASH AND CASH EQUIVALENTS	(698)	(1,805)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	2,560	3,997
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$1,862	$2,192

The accompanying notes are an integral part of the consolidated financial statements.

BluePhoenix Solutions Ltd.
NOTES TO CONSOLIDATED
CONDENSED FINANCIAL STATEMENTS — Unaudited

Note 1 – Summary of Significant Accounting Policies:

A.	The Company:

BluePhoenix Solutions Ltd. (“BluePhoenix”) (together with its subsidiaries, the “Company” or "we") is an Israeli corporation, which operates in one operating segment of information technology ("IT") modernization solutions.

The Company develops and markets unique enterprise legacy lifecycle IT modernization solutions and provides tools and professional services to selected customers. The Company manages its business in various international markets through several entities, including its wholly-owned subsidiaries located in: USA, UK, Italy, Romania and Israel.

B.	Accounting Principles:

The consolidated financial statements are prepared in accordance with accounting principles generally accepted (“GAAP”) in the United States of America.

C.	Recently Issued Accounting Pronouncements:

In February 2013, the FASB issued ASU No. 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified out of Accumulated Other Comprehensive Income. This ASU requires disclosures regarding reclassifications out of accumulated other comprehensive income in a single location in the financial statements by component. This ASU is effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2012. The adoption of this ASU, effective January 1, 2013, did not have an impact on the Company’s consolidated financial statements.

In March 2013, the FASB issued guidance on a parent’s accounting for the cumulative translation adjustment upon de-recognition of a subsidiary or group of assets within a foreign entity. This new guidance requires that the parent release any related cumulative translation adjustment into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. The new guidance will be effective for us beginning July 1, 2014. We do not anticipate material impacts on our financial statements upon adoption.

D.	Unaudited interim consolidated financial statements:

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States for interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles in the United States for the annual financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months ended June 30, 2013 are not necessarily indicative of the results that may be expected for the year ended

BluePhoenix Solutions Ltd.
NOTES TO CONSOLIDATED
CONDENSED FINANCIAL STATEMENTS — Unaudited (Continued)

Note 1 – Summary of Significant Accounting Policies (Cont.):

December 31, 2013. The interim financial statements should be read in conjunction with the financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2012.

Note 2 – Goodwill:

	June 30,	December 31,
	2013	2012
	Unaudited	Audited
	(in thousands)

Balance as of January 1.	$54,316	$56,053
Accumulated impairment losses at the beginning of the period	(41,815)	(41,815)

	12,501	14,238
Goodwill related to the sale of subsidiaries	—	(1,737)

Balance at end of period	$12,501	$12,501

BluePhoenix Solutions Ltd.
NOTES TO CONSOLIDATED
CONDENSED FINANCIAL STATEMENTS — Unaudited (Continued)

Note 3 – Intangible Assets, net

	Useful life years	June 30, 2013	December 31, 2012
		Unaudited	Audited
		(in thousands)
Original amount:
Technology	5	$46,266	$46,266
Customer related intangible assets	5–8	4,968	4,968

		51,234	51,234
Accumulated amortization:
Technology		46,266	46,239
Customer related intangible assets		4,806	4,718

		51,072	50,957

		$162	$277

The estimated future amortization of the intangible assets as of June 30, 2013 is as follows:

(in thousands)

H2 2013	81
2014	81

$162

*	Amortization of intangible assets amounted to $115,000 and $1,532,000 for the six months ended June 30, 2013, and the year ended 2012 respectively.

Note 4 – Commitments and contingencies:

A.	Commitments:

Chief Scientist. One of the Company’s subsidiaries has entered into agreements with the OCS; this subsidiary is obliged to pay royalties to the OCS at a rate of 3% on sales of the funded products, up to 100% of the dollar-linked grant received in respect of these products from the OCS. As of June 30, 2013, the contingent liability that was not recognized amounted to $252,000.

Ministry of Production in Italy. In July 2007, the Company’s subsidiary, I-Ter, received an amount of $585,000 from the Ministry of Production in Italy for I-Ter's Easy4Plan product. Easy4Plan is a workflow management tool designed for ISO9000 companies. 36.5% of the funds received constitute a grant, and the remaining 63.5%, is a 10-year loan to be repaid by I-Ter in annual installments until September 2018. The loan bears a minimal annual interest of 0.87% and is linked to the euro. As of June 30, 2013 the remaining loan balance was $234,000.

BluePhoenix Solutions Ltd.
NOTES TO CONSOLIDATED
CONDENSED FINANCIAL STATEMENTS — Unaudited (Continued)

B.	Contingencies:

The Company evaluates estimated losses for indemnifications due to product infringement under FASB Topic ASC 450 "Contingencies". At this time, it is not possible to determine the maximum potential amount under these indemnification clauses due to lack of prior indemnification claims and the unique facts and circumstances involved in each particular agreement. Such indemnification agreements may not be subject to maximum loss clauses. Historically, the Company has not incurred costs as a result of obligations under these agreements and has not accrued any liabilities related to such indemnification obligations in the Company’s financial statements.

Note 5 – Discontinued Operation:

A.
In May 2012, the Company completed the sale of the Company 51% share holdings in Liacom Systems Ltd., referred to as Liacom, for an aggregate consideration of $1.75 million. This sale was part of the Company strategic plan to focus on the legacy modernization business. The proceeds from the sale were used to repay loans. Liacom met the definition of a component. Accordingly, the results of operations in the statement operations and prior period’s results have been reclassified accordingly. As part of the sale, the company realized goodwill in the amount of $1.3 million based on the relative fair value of Liacom and the portion of the reported unit to be retained. The capital loss recorded upon sale of Liacom amounted to $703,000.

B.
In November 2012, the Company announced the initiation of the sale of the operations of BridgeQuest, Inc. and its relevant subsidiary, which was completed in February 2013. Total consideration for Bridgequest Inc. was $6,500. In addition, as part of the agreement, the Company expected to receive additional amounts upon collection of existing account receivables of BridgeQuest collected by the purchaser following the transaction. BridgeQuest met the definition of a component. Accordingly, the results of operations in the statement of operations and prior periods' results have been reclassified accordingly. As the transaction was completed February 2013, assets and liabilities associated with BridgeQuest were presented as held for sale in the December 31, 2012 balance sheet as the initiation of the sale was in November 2012.

BluePhoenix Solutions Ltd.
NOTES TO CONSOLIDATED
CONDENSED FINANCIAL STATEMENTS — Unaudited (Continued)

The following is the composition from discontinued operation:

	Six months ended June 30,
	2013	2012

Revenues	$—	$7,122

Cost of revenues	16	6,071

Gross profit	(16)	1,051

Research and development costs	—	652
Selling, general, and administrative expenses	2	845
Loss on realization of shareholdings	372	703

Operating loss	(390)	(1,149)
Financial expenses , net	9	3

Profit before provision for income taxes	(399)	(1,152)
Provision for income taxes	—	12

Net loss	$(399)	$(1,164)

Herein are the following major classes of assets and liabilities associated with BridgeQuest as of December 31, 2012:

December 31, 2012

Assets of discontinued operation:
Account receivable	$544
Other assets	$247
$791
Liabilities of discontinued operation:
Account payable	$467

625,000 Ordinary Shares

BLUEPHOENIX SOLUTIONS LTD.

PROSPECTUS

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers.

Under the Israeli Companies Law, 1999, referred to herein as the Companies Law, an Israeli company may not exempt an office holder from liability with respect to a breach of his duty of loyalty, but may exempt an office holder in advance from his liability to the company, in whole or in part, with respect to a breach of his duty of care, provided, however, that such a breach is not related to a distribution of a dividend or any other distribution by the company.

Office Holders Insurance

Our articles of association provide that, subject to the provisions of the Companies Law and the Israeli Securities Law, 1968, referred to as the Securities Law, we may enter into a contract for insurance of all or a part of the liability of any of our office holders imposed on the office holder in respect of an act performed in his or her capacity as an office holder, in respect of each of the following:

·	a breach of his duty of care to us or to another person;
·	a breach of his duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that such act would not prejudice our interests; or
·	a financial obligation imposed on him or her in favor of another person.

In addition, our articles of association provide that, subject to the provisions of the Companies Law and the Securities Law, we may enter into a contract to insure an office holder for (i) expenses, including reasonable litigation expenses and legal fees, incurred by the office holder as a result of a proceeding instituted against such office holder in relation to (A) infringements that may impose financial sanction pursuant to the provisions of Chapter H’3 of the Securities Law; or (B) administrative infringements pursuant to the provisions of Chapter H’4 of the Securities Law; or (C) infringements pursuant to the provisions of Chapter I’1 of the Securities Law; and (ii) payments made to the injured parties of such infringement under Section 52(54)(a)(1)(a) of the Securities Law.

We procured an insurance policy covering our directors’ and officers’ liability, as well as a run-off policy for seven years for former directors and officers of our former subsidiary, Mainsoft Corporation. Our subsidiaries participate in the premium payments of the insurance, on a proportional basis. The total premiums we paid during 2012 were $96,500.

Indemnification of Office Holders

Our articles of association provide that, subject to the provisions of the Companies Law and the Securities Law, we may indemnify an office holder to the fullest extent permitted by the Companies Law and the Securities Law, with respect to the following liabilities, expenses and payments, provided that such liabilities, expenses and payments were incurred by such office holder in his or her capacity as our office holder:

(i)  a financial obligation imposed on an office holder in favor of another person by a court judgment, including a compromise judgment or an arbitrator’ award approved by court;

(ii)  reasonable litigation expenses, including legal fees, incurred by an office holder as a result of Criminal Inquiry or an investigation or proceeding instituted against such office holder by a competent authority, which inquiry or investigation or proceeding has ended without the filing of an indictment and without an imposition of financial liability in lieu of a criminal proceeding, or has ended in the imposition of a financial obligation in lieu of a criminal proceeding without the filing of an indictment for an offence that does not require proof of mens rea or in connection with financial sanction (the phrases “proceeding that has ended without the filing of an indictment” and “financial obligation in lieu of a criminal proceeding” shall have the meanings ascribed to them in Section 260(a)(1a) of the Companies Law;

(iii) expenses, including reasonable litigation expenses and legal fees, incurred by an office holder as a result of a proceeding instituted against him or her in relation to (a) infringements that may impose financial sanction pursuant to the provisions of Chapter H’3 of the Securities Law; or (b) administrative infringements pursuant to the provisions of Chapter H’4 of the Securities Law; or (c) infringements pursuant to the provisions of Chapter I’1 of the Securities Law;

(iv)  reasonable legal expenses, including attorney’s fees, which the office holder incurred or with which the office holder was charged by a court of law, in a proceeding brought against the office holder, by us or on our behalf or by another person, or in a criminal prosecution in which the office holder was acquitted, or in a criminal prosecution in which the office holder was convicted of an offense that does not require proof of mens rea (criminal intent); and

(v) payments to an injured party of infringement under Section 52(54)(a)(1)(a) of the Securities Law.

Subject to the provisions of the Companies Law and the Securities Law, we may undertake to indemnify an office holder in advance with respect to (i) financial obligations as specified in paragraph (i) above, provided, that the undertaking is limited to categories of events which, in the opinion of our board of directors can be foreseen, based on our actual activities at the time the undertaking to indemnify was given, and in such amounts set by our board of directors as reasonable; and (ii)  expenses, fees and payments as specified in paragraphs (ii), (iii), (iv) and (v) above. Subject to the provisions of the Companies Law and the Securities Law, we may also undertake to indemnify an office holder retroactively for expenses, fees and payments as specified above.

We have entered into an undertaking to indemnify our office holders in specified limited categories of events and in specified amounts, subject to the limitations set by the Companies Law and our articles of association, as described below.

Limitations on Exemption, Insurance and Indemnification

The Companies Law provides that a company may not indemnify an office holder, enter into an insurance contract that would provide coverage for any monetary liability, or exempt an office holder from liability, with respect to any of the following:

·
a breach by the office holder of his duty of loyalty, except that the company may indemnify or provide insurance coverage to the office holder if the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

·	a breach by the office holder of his duty of care if the breach was done intentionally or recklessly, except for a breach that was made in negligence;
·	any act or omission done with the intent to derive an illegal personal benefit; or
·	any fine, civil fine or financial sanction levied against the office holder.

In addition, the Companies Law provides that a company may not indemnify or insure an office holder for a proceeding instituted against him or her pursuant to the provisions of Chapter H’3, H’4 and I’1 of the Securities Law.

Under the Companies Law, indemnification of, and procurement of insurance coverage for, our office holders must be approved by our compensation committee (and prior to December 2012, by our audit committee) and our board of directors and, with respect to members of the board of directors, by our shareholders.

We have issued to our office holders indemnification letters, pursuant to which we may indemnify our directors and officers, in their capacity as office holders or employees of the company, for expenses incurred by them in connection with claims that fall into one or more of the categories of events listed in the indemnification letters.  The indemnification letters further provide for exemption of our office holders, to the fullest extent permitted by law, from any liability for damages caused as a result of a breach of the office holder’s duty of care to us.

In connection with the transactions with our three major shareholders entered into in 2012, our audit committee and board of directors (and with respect to the directors — also our shareholders) have approved the release of our officers and directors, from any and all liabilities, costs, payments and obligations whatsoever, arising in connection with the loan agreements entered into between us and third parties, the sale of AppBuilder and the transactions with the three shareholders, as well as the indemnification of our directors and officers in respect thereof, to the fullest extent permitted under our standard indemnification letter.

Item 7. Recent Sales of Unregistered Securities.

Set forth below are the sales of all securities of the registrant sold by the registrant within the past three years (i.e., since the start of 2010, up to the date of this registration statement) which were not registered under the Securities Act:

·
In August, 2010, we issued warrants to purchase 3,000 ordinary shares to Liolios Group, Inc., with an exercise price of $7.20 per share.  These warrants were issued in reliance on Section 4(2) of the Securities Act for transactions not involving any public offering;

·
During July and August 2012, we issued 3,350,534 ordinary shares to Lake Union, Prescott and Columbia, in reliance on Section 4(2) of the Securities Act for transactions not involving any public offering;

·	In September 2012, we issued 327,858 ordinary shares to Lake Union, Prescott and Columbia, in reliance on Section 4(2) of the Securities Act for transactions not involving any public offering.

Item 8. Exhibits and Financial Statement Schedules.

(a)	The following exhibits are filed herewith:

Number	Exhibit Title

1.1	Securities Purchase Agreement dated as of November 7, 2013, by and among Registrant and Prescott Group Aggressive Small Cap Master Fund, G.P.
3.1	English translation of the Memorandum of Association as amended on July 23, 2003 and December 30, 2009(1)
3.2	Articles of Association as amended on September 5, 2012
4.1	Form of Ordinary Shares Purchase Warrant dated as of October 12, 2009(3)
4.2	Registration Rights Agreement dated as of October 12, 2009, among the Registrant and the purchasers signatory thereto (3)
5.1*	Opinion of Herzog, Fox & Neeman
10.1	Securities Purchase Agreement dated as of October 12, 2009, among the Registrant and the purchasers identified therein (3)
10.2	Form of Indemnification Letter as approved by the shareholders on December 20, 2011 between the Registrant and its office holders (2)
10.3#
BluePhoenix 2003 Employee Share Option Plan (previously known as the Crystal 1996 Employee Share Option Plan), as amended on January 28, 1997, December 5, 1999, December 18, 2000, December 26, 2000, August 6, 2003, December 30, 2004, February 21, 2010 and November 6, 2012

10.4	The 2007 Award Plan adopted by the Registrant on July 8, 2007, as amended on July 24, 2011 and on April 9, 2012 (2)
10.5
Assignment and Assumption Agreement dated March 19, 2012, among the Registrant, the lenders signatory thereto, Lake Union Capital Management, LLC, Prescott Group Capital Management, LLC and Columbia Pacific Opportunity Fund, LP (2)

10.6	Amendment of Loan Agreement dated March 19, 2012, among the Registrant, Lake Union Capital Management, LLC, Prescott Group Capital Management, LLC and Columbia Pacific Opportunity Fund, LP (2)
10.7
Amendment No. 1 to Purchase and Amendment to Loan Agreement dated April 15, 2012 among the Registrant, Lake Union Capital Management, LLC, Prescott Group Capital Management, LLC and Columbia Pacific Opportunity Fund, LP (5)

10.8	Loan Agreement dated March 19, 2012, among the Registrant, Lake Union Capital Management, LLC, Prescott Group Capital Management, LLC and Columbia Pacific Opportunity Fund, LP (2)
10.9
Amendment No. 1 to the Bridge Loan Agreement, dated as of September 5, 2012, among the Registrant, Lake Union Capital Management, LLC, Prescott Group Capital Management, LLC and Columbia Pacific Opportunity Fund, LP (5)

10.10	Loan and Security Agreement, dated as of October 2, 2013 by and between Comerica Bank and the Registrant.
21.1	List of Subsidiaries
23.1*	Consent of Herzog, Fox & Neeman (included in Exhibit 5.01)
23.2	Consent of Ziv Haft Certified Public Accountants (Isr.) BDO Member Firm, independent public registered firm
24.1#	Powers of Attorney (included in the signature page)

#	Previously filed.

(1) Incorporated by reference to the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 25, 2010.

(2) Incorporated by reference to the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 17, 2012.

(3) Incorporated by reference to the Registrant’s Report on Form 6-K filed with the Securities and Exchange Commission on October 13, 2009.

(4) Incorporated by reference to the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 23, 2003.

(5) Incorporated by reference to the Registrant’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 26, 2012.

(b)	Financial Statement Schedules

All schedules have been omitted because the information required to be set forth therein is not applicable or has been included in the Consolidated Financial Statements and notes thereto.

Item 9. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

          (1)     For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2)     For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Seattle, Washington, on this 8th day of November, 2013.

BLUEPHOENIX SOLUTIONS LTD.

By:	/s/ Rick Rinaldo
Name:	Rick Rinaldo
Title:	Chief Financial Officer

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Name	Title	Date

Principal Executive Officer:

/s/ Matt Bell	Chief Executive Officer	November 8, 2013
Matt Bell

Principal Financial Officer and Principal Accounting Officer:

/s/ Rick Rinaldo	Chief Financial Officer	November 8, 2013
Rick Rinaldo

Directors:

*	Chairman of the Board
Melvin L. Keating	of Directors	November 8, 2013

*	Director	November 8, 2013
Brian Crynes

*	Director	November 8, 2013
Harel Kodesh

*	Director	November 8, 2013
Thomas Jurewicz

*	Director	November 8, 2013
Carla Corkern

* By: /s/ Rick Rinaldo		November 8, 2013
By: Rick Rinaldo
Attorney-in Fact

Authorized Representative in the United States:
BLUEPHOENIX SOLUTIONS USA Inc.

/s/ Rick Rinaldo		November 8, 2013
By: Rick Rinaldo
Chief Financial Officer

EXHIBIT INDEX

Number	Exhibit Title

1.1	Securities Purchase Agreement dated as of November 7, 2013, by and among Registrant and Prescott Group Aggressive Small Cap Master Fund, G.P.
3.1	English translation of the Memorandum of Association as amended on July 23, 2003 and December 30, 2009(1)
3.2	Articles of Association as amended on September 5, 2012
4.1	Form of Ordinary Shares Purchase Warrant dated as of October 12, 2009(3)
4.2	Registration Rights Agreement dated as of October 12, 2009, among the Registrant and the purchasers signatory thereto (3)
5.1	Opinion of Herzog, Fox & Neeman
10.1	Securities Purchase Agreement dated as of October 12, 2009, among the Registrant and the purchasers identified therein (3)
10.2	Form of Indemnification Letter as approved by the shareholders on December 20, 2011 between the Registrant and its office holders (2)
10.3#
BluePhoenix 2003 Employee Share Option Plan (previously known as the Crystal 1996 Employee Share Option Plan), as amended on January 28, 1997, December 5, 1999, December 18, 2000, December 26, 2000, August 6, 2003, December 30, 2004, February 21, 2010 and November 6, 2012

10.4	The 2007 Award Plan adopted by the Registrant on July 8, 2007, as amended on July 24, 2011 and on April 9, 2012 (2)
10.5
Assignment and Assumption Agreement dated March 19, 2012, among the Registrant, the lenders signatory thereto, Lake Union Capital Management, LLC, Prescott Group Capital Management, LLC and Columbia Pacific Opportunity Fund, LP (2)

10.6	Amendment of Loan Agreement dated March 19, 2012, among the Registrant, Lake Union Capital Management, LLC, Prescott Group Capital Management, LLC and Columbia Pacific Opportunity Fund, LP (2)
10.7
Amendment No. 1 to Purchase and Amendment to Loan Agreement dated April 15, 2012 among the Registrant, Lake Union Capital Management, LLC, Prescott Group Capital Management, LLC and Columbia Pacific Opportunity Fund, LP (5)

10.8	Loan Agreement dated March 19, 2012, among the Registrant, Lake Union Capital Management, LLC, Prescott Group Capital Management, LLC and Columbia Pacific Opportunity Fund, LP (2)
10.9
Amendment No. 1 to the Bridge Loan Agreement, dated as of September 5, 2012, among the Registrant, Lake Union Capital Management, LLC, Prescott Group Capital Management, LLC and Columbia Pacific Opportunity Fund, LP (5)

10.10	Loan and Security Agreement, dated as of October 2, 2013 by and between Comerica Bank and the Registrant.
21.1	List of Subsidiaries
23.1	Consent of Herzog, Fox & Neeman (included in Exhibit 5.1)
23.2	Consent of Ziv Haft Certified Public Accountants (Isr.) BDO Member Firm, independent public registered firm
24.1#	Powers of Attorney (included in the signature page)

#	Previously filed.

(1) Incorporated by reference to the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 25, 2010.

(2) Incorporated by reference to the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 17, 2012.

(3) Incorporated by reference to the Registrant’s Report on Form 6-K filed with the Securities and Exchange Commission on October 13, 2009.

(4) Incorporated by reference to the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 23, 2003.

(5) Incorporated by reference to the Registrant’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 26, 2012.